As filed with the U.S. Securities and Exchange Commission on April 24, 2014.

Registration No. 333-194782

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Ariosa Diagnostics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8071	26-3729826
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5945 Optical Court

San Jose, California 95138

(408) 229-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kenneth Song, M.D.

Chief Executive Officer

Ariosa Diagnostics, Inc.

5945 Optical Court

San Jose, California 95138

(408) 229-7500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Samuel S. Coates John T. McKenna Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2004

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, $0.001 par value per share	4,025,000	$17.00	$68,425,000	$8,814

(1)	Includes 525,000 shares the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The Registrant previously paid $8,887 of the registration fee with the initial filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated April 24, 2014

PROSPECTUS

3,500,000 Shares

Common Stock

This is an initial public offering of shares of common stock of Ariosa Diagnostics, Inc. Prior to this offering, there has been no public market for our common stock. We are offering 3,500,000 shares of common stock. The estimated initial public offering price per share is between $16.00 and $18.00.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “AROS.”

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

Venrock Healthcare Capital Partners, L.P. and an affiliated fund, collectively VHCP, both existing stockholders of Ariosa who are affiliated with one of our directors, have indicated an interest in purchasing up to approximately $10 million worth of shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, VHCP may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to VHCP. The underwriters will receive the same discount from any shares of our common stock purchased by VHCP as they will from any other shares of our common stock sold to the public in this offering.

We have granted the underwriters an option for a period of 30 days to purchase up to 525,000 additional shares of common stock solely to cover over-allotments.

The underwriters expect to deliver the shares of common stock to investors on or about                     , 2014.

J.P. Morgan	Citigroup
Leerink Partners	William Blair

The date of this prospectus is                     , 2014

Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus or any free writing prospectus we have prepared. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information contained in the foregoing documents. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under the heading “Risk Factors,” and our financial statements and related notes included elsewhere in this prospectus before making an investment decision. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Ariosa,” “the company,” “we,” “us” and “our” refer to Ariosa Diagnostics, Inc.

Overview

We are a global commercial-stage molecular diagnostics company focused on improving overall patient care by developing and delivering innovative, affordable and widely-accessible genetic testing. Our proprietary technology allows targeted analysis of DNA and our expertise in bioinformatics and automation provides highly efficient and scalable laboratory processes. We believe our approach is fundamentally transforming complex molecular testing into an affordable solution that meets the rapidly evolving needs of patients, providers and payers.

Our offering, the Harmony Prenatal Test, or Harmony, is a safe, non-invasive and highly accurate blood test for pregnant women that can be used as early as ten weeks into pregnancy. By evaluating DNA from the fetus and mother found in maternal blood, commonly referred to as cell-free DNA, or cfDNA, Harmony can assess, with a high degree of accuracy, the risk of the most prevalent fetal chromosome conditions, such as Down syndrome, and provide fetal sex information. The evaluation of Harmony in over 8,000 pregnant women from the general and high risk pregnancy population has resulted in twelve clinical studies, nine of which were jointly planned by Ariosa and third-party clinical investigators and three of which were led by Ariosa. All clinical studies have been published as peer-reviewed articles. We commercially launched Harmony in March 2012 and have since tested over 225,000 pregnant women, including over 50,000 women in the quarter ended March 31, 2014.

In recent years, there have been a number of scientific and technological advances in genetics. While such advances have heralded an era of new molecular test offerings, their reach and potential impact has generally been limited due to high costs and the long cycle associated with physician and payer education and adoption. These challenges have limited reimbursement and prevented the broader population from accessing the superior results that these technologies offer. This is particularly true with those offerings that seek to alter the standard of care by providing novel genetic information. We believe many clinical markets, such as prenatal testing, infectious disease, oncology and transplant medicine have substantial unmet needs for affordable, complex molecular tests that are capable of improving patient outcomes and reducing the overall cost of care.

Since our inception, we have been focused on the large and well-established prenatal testing market for all pregnant women. In the United States, there are approximately 4 million births annually, of which more than 500,000 are considered high-risk pregnancies. Outside of the United States we estimate that approximately 130 million births occur every year. Within the United States, prenatal testing for Down syndrome is the standard of care and is supported by major medical professional societies. Traditional first-line testing for Down syndrome is a screening test which provides a risk score. Maternal age was initially used as the primary screen and over time measurement of serum proteins and ultrasound assessment was added, but these measurements must be taken during specific time periods, generally between the first ten and twenty weeks of pregnancy. Unfortunately, these screening tests produce false positive rates as high as 5% for potential chromosome conditions and fail to identify up to 30% of Down syndrome fetuses. Second-line invasive diagnostic tests, such as amniocentesis, are typically offered to women who receive positive screening results, including false positives, and to women who are 35 years of age or older, collectively referred to as high risk pregnancies. While such tests provide confirmatory diagnosis, they are invasive and associated with a risk of miscarriage.

A first generation of non-invasive prenatal tests, or NIPTs, was introduced in 2011 to provide a safe and simple maternal blood test for high risk pregnancies. By analyzing cfDNA found in maternal blood, these first generation NIPTs generally use random sequencing methods that produce a significant amount of information, much of which is not clinically relevant. These sequencing methods and the analysis of the high volume of information produced are relatively costly. In addition, clinical studies using first generation NIPTs were generally limited to high risk pregnancies. As a result, first generation NIPTs have primarily targeted the high risk pregnancy patient segment.

We believe Harmony represents the next generation of NIPT, as it was developed to be a first-line test for the general pregnancy population. By combining proprietary methods for targeted sequence analysis, bioinformatics analysis and an automated high throughput laboratory process, we are able to provide highly accurate results at affordable prices. Compared to traditional first-line screening options, such as serum protein measurement, Harmony can be used any time after ten weeks into pregnancy with higher detection and lower false positive rates for Down syndrome and can provide information on fetal sex.

Harmony is not only more efficient than first generation NIPT, thereby enabling lower pricing, it also provides results in a risk score format consistent with established medical practice in the general pregnancy population. Published clinical data on Harmony has already demonstrated its effectiveness in over 3,000 women in the general pregnancy population. Our Non-invasive EXamination of Trisomy, or NEXT, trial has completed enrollment of 18,955 pregnant women from the general pregnancy population and the preliminary results were presented at a national medical conference in March 2014. In the NEXT trial, Harmony demonstrated accurate performance in the general pregnancy population for the prenatal risk assessment of trisomy 21. Harmony correctly classified all cases of trisomy 21 in the study population, with a false positive rate of 0.06% compared to conventional first trimester screening which correctly classified 78% of trisomy 21 cases with a false positive rate of 5.4%. Harmony had a positive predictive value more than twenty times higher than conventional first trimester screening. We expect the complete analysis of the NEXT trial to be submitted for publication in the first half of 2014.

Harmony is available in over 90 countries, including the United States, and has experienced rapid adoption since its commercial launch in March 2012. We had revenue of $53.3 million in 2013, and $19.5 million in the three months ended March 31, 2014. We had a net loss of $2.4 million in 2013 and for the three months ended March 31, 2014 we had net income of $1.1 million. In 2013 and the three months ended March 31, 2014, approximately 25% and 35%, respectively, of our revenue was generated in international markets.

We believe the commercial success of Harmony is attributable to the following factors:

•	Large well-established prenatal testing market. There are approximately 4 million births annually in the United States and we estimate that there are approximately 130 million births annually outside the United States. Based upon the total annual number of births in the United States and expected list prices for Harmony, we believe the potential market for Harmony in the United States is between $2 billion and $4 billion annually. However, if we do not achieve widespread adoption of Harmony in the general pregnancy population or if we are unable to obtain favorable reimbursement determinations from third-party payers based on our expected list prices, the potential market for Harmony in the United States would be smaller. Major medical professional societies recommend that all pregnant women be offered prenatal testing for Down syndrome.

•

Inherent advantages of NIPT over traditional prenatal testing. Traditional prenatal screening methods have high false positive and negative rates and invasive diagnostic tests risk miscarriage. NIPT emerged in 2011 as a more accurate option for prenatal testing, with no risk of miscarriage. Since its introduction, NIPT has been clinically proven to both significantly improve detection rates and lower false positive rates over traditional screening. The improved accuracy of NIPT reduces unnecessary follow-up invasive procedures. In addition, NIPT can provide accurate information on fetal sex as early as ten weeks into pregnancy.

•	Affordable Harmony solution enables broader patient accessibility. Harmony combines proprietary methods for targeted sequence analysis, bioinformatics and an automated high throughput laboratory process to provide an affordable testing option. We believe our solution enables more pregnant women to access NIPT.

•	Leader in NIPT clinical validation. We are a leader in published NIPT clinical performance data, having tested over 8,000 patients across twelve clinical studies. Our clinical studies show Harmony has detection rates greater than 99% while maintaining false positive rates less than 0.1% for Down syndrome. Our NEXT trial, which has completed enrollment of 18,955 pregnant women from 35 clinical sites, is designed to demonstrate the superiority of Harmony over current first trimester screening in the general pregnancy population.

•	Key early partnerships. In May 2012, we began offering Harmony in the United States under an agreement with Laboratory Corporation of America Holdings, or LabCorp, one of the largest reference laboratory networks in the United States. We believe our partnership with LabCorp directly contributed to the rapid adoption of Harmony, built brand awareness, and allowed us to access LabCorp’s network. Since October 2012, we have worked closely with the Fetal Medicine Foundation, a highly influential global body for prenatal care located in the United Kingdom, to drive global awareness of the benefits of Harmony for the general pregnancy population.

•	Established payer relationships and reimbursement. Our agreement with LabCorp provides us access to established payer relationships and allows Harmony to be covered by most third-party payers for high risk pregnancies. To date, Harmony has been typically provided in-network through LabCorp, enabling our test to be even more accessible and affordable for patients. Harmony is the first and currently the only NIPT to be granted a test-specific Category 1 CPT code by the American Medical Association. The CPT code, which is specific to Harmony, facilitates reimbursement as it allows third-party payers to track utilization, set reimbursement rates and streamline the reimbursement process.

•	Compelling value proposition for market participants. We believe Harmony provides clear benefits to patients, providers and payers. Patients benefit from safe, highly accurate and affordable testing. Providers benefit from clinically relevant and accurate testing that is administered more efficiently than traditional screening methods. Payers benefit from a cost-effective solution that generates savings for the healthcare system.

Prenatal Testing Market Overview

Prenatal testing encompasses a wide variety of tests to assess the health of both the fetus and mother throughout pregnancy. Testing can include imaging modalities, such as ultrasound, as well as laboratory blood tests ranging from routine chemistry, e.g. hormones and electrolytes, to more complex genetic testing. Prenatal evaluation for certain fetal chromosomal conditions, including Down syndrome, which has an estimated incidence of approximately 1-in-700 babies born in the United States, has been in use for decades. Of the nearly 4 million births in the United States each year, Frost & Sullivan estimates approximately 60 to 70% of expectant mothers undergo prenatal testing for Down syndrome. Outside the United States, we estimate that approximately 130 million births occur every year, with prenatal testing rates for Down syndrome similar to that of the United States in certain countries.

Within the United States, prenatal testing for Down syndrome is the standard of care and is supported by major medical professional societies. Traditional first-line testing for Down syndrome is a screening test which provides a risk score. Initially maternal age greater than 35 years old was used as the primary screen and over time measurement of serum proteins and ultrasound assessment was added, both of which provide an indirect assessment of chromosomal abnormalities such as Down syndrome, as they do not directly test chromosomes. Due to the indirect nature of these tests, the detection rates of each test used in isolation has been reported to be between 64 and 81%, and when used in combination, the tests still fail to identify up to 4% of Down syndrome cases. With any of these screening options, there is also up to a 5% false positive rate, thereby creating unnecessary anxiety for the expectant parents and the need for potential downstream invasive diagnostic testing in as many as 1-in-20 pregnant women.

Confirmatory diagnostic tests are typically either amniocentesis or chorionic villus sampling, or CVS, both of which are invasive procedures. While these invasive tests are highly accurate and can provide a comprehensive genetic evaluation, they introduce a risk of miscarriage and are therefore typically reserved for only high risk pregnancies.

A first generation of NIPT was introduced to provide a safe and simple maternal blood test for high risk pregnancies. While such early NIPT methods are more accurate than traditional first-line screening tests, they are relatively costly to perform due to the use of random sequencing methods which produce a significant amount of information, much of which is not clinically relevant.

Prior to the introduction of NIPT, prenatal testing for the general pregnancy population involved first-line tests sometimes followed by an invasive diagnostic test. With first generation NIPTs restricted to high risk pregnancies, an additional intermediate step was introduced, adding complexity to prenatal testing.

Our Solution

Our offering, Harmony, represents the next generation in NIPT, providing broader access for the general pregnancy population as a first-line test for common fetal chromosomal conditions, such as Down syndrome. Harmony can simplify prenatal testing options and workflow by removing the complexity of the intermediate step introduced by first generation NIPTs.

Harmony Test Technology

Our proprietary targeted assay platform, Digital ANalysis of Selected Regions, or DANSR, is a highly multiplexed, reproducible and efficient method for the analysis of DNA. The DANSR assay, coupled with our expertise in laboratory automation, enables us to provide high throughput, affordable genetic testing for clinical use. In addition, our proprietary bioinformatics algorithm, Fetal Fraction Optimized Risk of Trisomy Evaluation, or FORTE, is used to calculate a risk score for each chromosome tested and individualizes the result to each patient. FORTE accounts for fetal fraction in estimating the risk of chromosome conditions and also incorporates age-related risks. As a result, FORTE provides a more accurate assessment of fetal chromosome conditions.

Harmony Test Process

Harmony is a complex, high throughput molecular test that involves several steps, each of which is critical to delivering a high quality result. We offer Harmony as a laboratory service in our Clinical Laboratory Improvement Amendments, or CLIA, certified facility in San Jose, California, which was specifically designed to accommodate high throughput testing to serve the needs of the broader pregnancy population. Our testing process uses custom configured liquid handling robots for automation to minimize manual handling of test samples. Each automated step is directed by our laboratory information management system, which ensures that samples move from one step to the next in the laboratory process per our protocols.

Harmony is ordered for patients by a healthcare provider after obtaining patient informed consent. Patients undergo a standard blood draw and collected samples are sent by commercial courier to our laboratory. Once received and accepted at our laboratory, samples undergo our proprietary laboratory and analysis processes. Harmony test results are usually available within five to seven business days of sample acceptance in the laboratory and are electronically delivered using a secure, Health Insurance Portability and Accountability Act of 1996, or HIPAA, compliant interface. Healthcare providers are responsible for communicating test results to patients and incorporating the provided test information into the patient’s overall prenatal care program.

Clinical Application

Harmony evaluates the risk for trisomy 21, which causes Down syndrome, as well as trisomy 18 and trisomy 13. These three conditions represent the trisomies currently evaluated with traditional first-line testing. Harmony also provides an option for evaluation of the X and Y chromosomes which provides information on sex chromosome conditions as well as fetal sex. Harmony can only be ordered by a healthcare provider and informed consent is required from patients before testing is performed. Not all samples received are eligible for testing, the primary reason being an insufficient amount of fetal cfDNA to provide a reliable result. Approximately 2% of patient samples have insufficient fetal fraction and in these situations repeat testing or alternative testing is recommended.

Clinical Validation

Harmony and its underlying technology have been studied extensively in blinded clinical trials as well as in clinical implementation studies demonstrating real world use of the test. Our studies encompass technology development, test validation and clinical experience using Harmony in a practice setting. In addition, we have published studies on fetal fraction, given it is a critical factor for the reliability of analysis for all NIPT methods. To date, a total of 17 studies on test performance and fetal fraction involving over 30,000 patients have been published in industry leading, peer-reviewed journals. Of such published studies, twelve studied test performance in over 8,000 unique patients. Our NEXT trial, which has completed enrollment of 18,955 pregnant women from 35 clinical sites, is designed to demonstrate the superiority of Harmony over current first trimester screening in the general pregnancy population.

Our Strategy

We aim to improve overall patient care by developing and delivering innovative, affordable and widely accessible genetic testing. Our focus since our inception has been on broadening patient access to Harmony in the general pregnancy population. To achieve our objectives, we intend to:

•	Invest in our global commercial capabilities. We are expanding our direct sales, marketing and reimbursement teams to drive adoption of Harmony in the United States and in the general pregnancy population in particular. We also intend to continue to selectively pursue laboratory service agreements both in the United States and international markets.

•	Enhance our clinical validation data. We will continue to validate the clinical utility of Harmony, which includes the NEXT study, the first large prospective study of any NIPT in the general pregnancy population. In addition, we expect clinicians to publish their experience with Harmony as they implement the test into routine clinical practice.

•	Continue to improve our cost structure. We have invested since our founding in the development of a high throughput and low cost testing process to enable affordable pricing. We will continue to work on each laboratory testing step process to further drive down costs in both reagents and personnel and look to leverage capital equipment more efficiently.

•	Expand our product portfolio. We believe our core technology platform can be leveraged to develop testing in adjacent prenatal testing areas of clinical relevance, e.g. preeclampsia. In addition, we will continue product development and evaluation, focusing on areas such as infectious disease, transplant and oncology.

Sales and Marketing

In May 2012, we began offering Harmony in the United States under an agreement with LabCorp, pursuant to which we granted LabCorp the exclusive right to offer Harmony in the United States and Canada, subject to certain exceptions. In January 2014, we and LabCorp amended our agreement and beginning in March 2014, we have the right to offer Harmony in the United States and Canada directly or through other distribution partners. LabCorp retains the right to offer Harmony in the United States and Canada on a non-exclusive basis until December 2016 and is allowed to market other NIPTs in the United States and Canada. We believe this transition will enable us to further accelerate market adoption of Harmony in the United States by utilizing multiple sales channels and broaden access to Harmony within the general pregnancy population. We are growing our direct salesforce in the United States while continuing to support LabCorp’s promotion of Harmony within their established provider network. Internationally, we offer Harmony in over 90 countries primarily through service agreements with local and regional laboratories and a small direct sales force in select markets. Revenue generated in international markets represented approximately 25% of our revenue in 2013, and approximately 35% of our revenue in the three months ended March 31, 2014.

Our marketing activities include publishing and promoting Harmony through various media channels, developing advisory networks of key influential healthcare providers, presenting our peer-reviewed clinical studies and articles, sponsoring educational programs, attending meetings and medical conferences and providing customer support and service programs. We also work with patient advocacy groups and medical professional societies to promote the awareness and benefits of Harmony.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	Our financial results currently depend entirely on sales of Harmony, and we will need to generate significant revenue from Harmony in order to achieve profitability.

•	We have a limited commercial history and, although we were profitable for the three months ended March 31, 2014, we expect to incur losses for the foreseeable future as we grow our business.

•	Our strategy depends on achieving greater market acceptance of Harmony, which will require us to expand our sales and marketing capabilities in order to increase demand for Harmony, expand geographically and obtain favorable reimbursement determinations from third-party payers.

•	If our collaboration agreement with LabCorp is terminated or LabCorp chooses not to offer or effectively market Harmony, our commercialization activities related to Harmony will be impaired and our revenues will be adversely affected.

•	If our collaborations are not successful we may not be able to grow our business.

•	If we are unable to obtain sufficient intellectual property protection or protect our intellectual property rights our business may be harmed.

•	We are currently engaged in several intellectual property disputes and if we receive adverse rulings in any of those disputes our business may be harmed.

•	If we are unable to compete successfully with either existing or future NIPTs or other test methods, we will be unable to increase or sustain our revenue or establish longer term profitability.

•	If our sole laboratory facility becomes inoperable, we will be unable to perform our test and our business will be harmed.

•	If commercial third-party payers or government payers fail to provide coverage or adequate reimbursement, or if there is a decrease in the amount of reimbursement for Harmony or future tests we develop, if any, our revenue and prospects for profitability will be harmed.

•	Healthcare policy and regulatory oversight in the U.S. and international markets are subject to rapid change, and if we are unable to respond, our business may be harmed.

If we are unable to adequately address these and other risks we face, our business, financial condition, operating results and prospects may be adversely affected.

In addition, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012, and therefore we intend to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. We may take advantage of these exemptions for up to five years or until we are no longer an “emerging growth company.”

Corporate Information

We were incorporated in Delaware in November 2008 as Tandem Technologies Inc. and subsequently changed our name to Ariosa Diagnostics, Inc. Our headquarters are located at 5945 Optical Court, San Jose, California 95138, and our telephone number is (408) 229-7500. Our website address is www.ariosadx.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.

“Ariosa,” the Ariosa logo, “Harmony” and other trademarks or service marks of Ariosa Diagnostics, Inc. appearing in this prospectus are the property of Ariosa Diagnostics, Inc. Other trademarks, service marks or trade names appearing in this prospectus are the property of their respective owners. We do not intend our use of display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

The Offering

Common stock offered by us	3,500,000 shares

Common stock to be outstanding after this offering	17,250,099 shares

Over-allotment option	525,000 shares

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $52.3 million, or approximately $60.6 million if the underwriters exercise in full their over-allotment option to purchase additional shares, at an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for commercialization activities related to Harmony and for working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire complementary businesses, products or technologies, although, we have no present commitments or agreements for any specific acquisitions.

Risk factors	You should read the section titled “Risk Factors” together with all the other information included in this prospectus before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	“AROS”

The shares of common stock to be outstanding after this offering are based on 13,750,099 shares of common stock outstanding as of March 31, 2014, and exclude:

•	2,249,392 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2014 with a weighted average exercise price of $4.30 per share;

•	96,716 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2014 with a weighted average exercise price of $5.38 per share;

•	19,027 shares of common stock reserved for future issuance under our 2009 Equity Incentive Plan which shares will cease to become available for future issuance at the time our 2014 Equity Incentive Plan becomes effective in connection with this offering;

•	2,500,000 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering; and

•	500,000 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering.

Unless otherwise noted, all information in this prospectus assumes:

•	a 1-for-2 reverse split of our common stock and preferred stock effected on April 15, 2014;

•	the conversion of all outstanding shares of preferred stock into 11,579,118 shares of common stock immediately prior to the closing of this offering;

•	the conversion of an outstanding warrant to purchase 50,420 shares of preferred stock into a warrant to purchase 50,420 shares of common stock immediately prior to the closing of this offering;

•	that our amended and restated certificate of incorporation, which we will file in connection with the closing of this offering, and our amended and restated bylaws are effective;

•	no exercise of any outstanding options or warrants; and

•	no exercise of the underwriters’ over-allotment option to purchase additional shares.

Venrock Healthcare Capital Partners, L.P. and an affiliated fund, collectively VHCP, both existing stockholders of Ariosa who are affiliated with one of our directors, have indicated an interest in purchasing up to approximately $10 million worth of shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, VHCP may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to VHCP. The underwriters will receive the same discount from any shares of our common stock purchased by VHCP as they will from any other shares of our common stock sold to the public in this offering. If purchased, the shares sold to VHCP would be in addition to any shares issued pursuant to the directed share program described under the section titled “Underwriting” in this prospectus.

Summary Financial Data

The following table summarizes our financial data. You should read this data together with our financial statements and related notes and the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We derived the statements of operations data for the years ended December 31, 2011, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus. We derived the statements of operations data for the three months ended March 31, 2013 and 2014 and the selected balance data as of March 31, 2014 from our unaudited interim financial statements and related notes included elsewhere in this prospectus. Our unaudited interim financial statements were prepared on the same basis as our audited financial statements and include, in our opinion, all adjustments, consisting of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and results for the three months ended March 31, 2014 are not indicative of the results to be expected for the full year. We expect to incur losses for the foreseeable future as we grow our business.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(In thousands, except per share data)
				(Unaudited)
Statements of Operations Data:
Revenue	$—	$12,039	$53,314	$9,577	$19,503
Cost of revenue	—	5,460	17,896	3,395	5,830

Gross profit	—	6,579	35,418	6,182	13,673
Operating expenses:
Research and development	9,519	12,954	13,404	3,580	4,257
Selling, general and administrative	2,642	15,382	24,340	5,115	8,247

Total operating expenses	12,161	28,336	37,744	8,695	12,504

Income (loss) from operations	(12,161)	(21,757)	(2,326)	(2,513)	1,169
Interest and other income	5	64	9	4	2
Interest expense	(183)	(172)	(97)	—	(100)

Net income (loss)	$(12,339)	$(21,865)	$(2,414)	$(2,509)	$1,071

Net income (loss) per common share(1):
Basic	$(14.44)	$(16.40)	$(1.32)	$(1.47)	$—

Diluted	$(14.44)	$(16.40)	$(1.32)	$(1.47)	$—

Shares used in computing net income (loss) per common share(1):
Basic	854	1,333	1,835	1,707	2,090

Diluted	854	1,333	1,835	1,707	2,090

Pro forma net income (loss) per common share (unaudited)(1):
Basic			$(0.18)		$0.08

Diluted			$(0.18)		$0.07

Shares used in computing pro forma net income (loss) per common share (unaudited)(1):
Basic			13,415		13,669

Diluted			13,415		15,960

(1)	See Note 11 to the notes to our financial statements for a description of the method used to compute basic and diluted net loss per share and pro forma net loss per share.

The stock-based compensation expense included above was as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(In thousands)
				(Unaudited)
Cost of revenue	$—	$124	$89	$8	$21
Research and development	70	338	258	51	89
Selling, general and administrative	31	499	427	65	316

Total stock-based compensation	$101	$961	$774	$124	$426

	As of March 31, 2014
	Actual	Pro Forma As Adjusted(1)(2)
	(In thousands)
	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$16,841	$69,176
Working capital	25,166	77,501
Total assets	45,275	97,610
Debt obligations, current and long-term	5,028	5,028
Convertible preferred stock	67,186	—
Total stockholders’ equity	30,417	82,752

(1)	The pro forma as adjusted column reflects (a) the conversion of all outstanding shares of preferred stock into 11,579,118 shares of common stock immediately prior to the closing of this offering, (b) the filing of our amended and restated certificate of incorporation, and (c) the sale of 3,500,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Each $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity on a pro forma as adjusted basis by approximately $3.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) by 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity on a pro forma as adjusted basis by approximately $15.8 million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider the following risks, as well as general economic and business risks and all of the other information contained in this prospectus. Any of the following risks could harm our business, operating results and financial condition and cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto.

Risks Related to Our Business and Industry

Our financial results currently depend entirely on the sales of one test, our Harmony Prenatal Test, and we will need to generate significant revenue from this test.

We expect to continue to derive substantially all of our revenue from the sales of one test, Harmony, to assess the risk of certain chromosome conditions in fetuses, for the foreseeable future. We currently have no other tests for sale and may never be able to develop tests other than Harmony. Therefore, we will need to generate significant revenue from this test. Although we were profitable for the three months ended March 31, 2014, we expect to incur losses for the foreseeable future as we grow our business. In addition, although demand for NIPTs has grown in recent years, the market for such testing is still evolving. This market may not grow or, even if it does grow, physicians may not recommend and order Harmony. Our success will depend, in part, on whether our tests achieve additional market acceptance and our ability to attract new customers. A reduction in the demand for our tests could be caused by, among other things, lack of customer acceptance, weakening economic conditions, competing technologies and services, regulatory restrictions, lack of sufficient reimbursement by third-party payers for our tests or decreases in spending on prenatal testing. If the market and our market share fail to grow or grow more slowly than expected, our business, operating results and financial condition will be harmed. In order to achieve greater market acceptance of Harmony, we must demonstrate to laboratories, clinics, clinicians, payers and patients that Harmony is clinically useful and cost-effective and, further, that it provides improved or additional benefits over existing or alternative tests and procedures.

There is currently limited awareness and adoption of Harmony among laboratories, clinics, clinicians, payers and patients. In addition, reimbursement coverage for Harmony is currently mostly limited to payers in the United States, with coverage primarily limited to high risk pregnancies. In May 2012, we entered into an exclusive agreement with LabCorp to provide logistics and sales and marketing support for Harmony in the United States and Canada. In January 2014, we and LabCorp amended our agreement and beginning in March 2014, we have the right to offer Harmony in the United States and Canada directly or through other distribution partners. LabCorp retains the right to offer Harmony in the United States and Canada on a non-exclusive basis and is allowed to market other non-invasive sequencing based prenatal testing options in the United States and Canada. Accordingly, the degree to which LabCorp will continue to market Harmony is uncertain. We are growing our direct sales force in the United States while continuing to support LabCorp’s promotion of Harmony within their established provider network. Internationally, we offer Harmony in over 90 countries primarily through service agreements with local and regional laboratories and a small direct sales force in select markets. Our ability to increase sales and establish significant levels of adoption and reimbursement for Harmony is uncertain, and we may not be able to achieve and maintain profitability over the long term for many reasons, including, among others:

•	Harmony may not achieve widespread adoption among laboratories, clinics, clinicians, payers and patients;

•	third-party payers, such as commercial insurance companies and government insurance programs, may decide not to reimburse for Harmony, or may set the amounts of such reimbursements at prices that do not allow us to cover our expenses;

•	the results of our clinical trials and any additional clinical and economic utility data that we may develop, present and publish may not reach the level of statistical or clinical significance required to convince laboratories, clinics, clinicians, payers or patients of the value of Harmony;

•	Harmony may not be effectively marketed, or marketed or sold at all, by LabCorp;

•	our sales and marketing efforts may fail to effectively reach laboratories, clinics, clinicians, payers or patients and effectively communicate the benefits of Harmony;

•	a more effective and/or less expensive test for risk assessment of chromosome conditions in fetuses may be developed;

•	we may experience supply constraints;

•	the U.S. Food and Drug Administration, or FDA, or other U.S. or foreign regulatory bodies may adopt new regulations that impose significant restrictions on our ability to market and sell Harmony; and

•	we may fail to adequately protect our intellectual property relating to Harmony or others may claim we infringe their intellectual property rights.

We have a limited commercial history upon which to base our prospects.

Substantially all of our revenue to date has been derived from Harmony, which we commercially launched in March 2012. Our limited commercial history makes it difficult to evaluate our current business and makes predictions about our future results, prospects or viability subject to significant uncertainty. We will continue to encounter risks and difficulties frequently experienced by early commercial-stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with our growth.

We have a history of net losses and expect to incur losses for the foreseeable future.

We have incurred significant and continuing net losses since our inception, including $12.3 million, $21.9 million and $2.4 million for 2011, 2012 and 2013, respectively. For the three months ended March 31, 2014, we had net income of $1.1 million; however, we expect to incur losses for the foreseeable future as we grow our business. As of March 31, 2014, we had an accumulated deficit of $39.5 million.

Historically, our losses have resulted principally from research and development programs, our sales and marketing efforts, and our general and administrative expenses. We expect to continue to incur significant operating expenses and anticipate that our expenses and losses will increase due to costs relating to, among other things:

•	expansion of the size and geographic reach of our sales force and our marketing capabilities to increase market awareness and acceptance of Harmony;

•	developing, presenting and publishing additional clinical and economic utility data intended to increase payer coverage and clinician adoption;

•	expansion of our operating capabilities;

•	development of, and, as necessary, pursuit of regulatory approvals for, new tests;

•	maintenance, expansion and protection of our intellectual property portfolio and trade secrets;

•	any future clinical trials;

•	costs associated with performing unreimbursed tests;

•	employment of additional laboratory, quality control, scientific, customer service, billing and reimbursement and management personnel; and

•	employment of operational, financial, accounting and information systems personnel, consistent with expanding our operations and our status as a newly public company following this offering.

We expect to incur net losses in the future, and our net losses are expected to increase, as a result of planned expenditures to support our efforts to increase market share for Harmony and develop and commercialize new tests, and we cannot assure you that we will be able to achieve and maintain profitability over the long term.

Our strategy depends on achieving greater market acceptance of Harmony, which will require us to expand our sales and marketing capabilities in order to increase demand for Harmony, expand geographically and obtain favorable reimbursement determinations from third-party payers. If we are unsuccessful in one or more of these efforts, we may not be able to increase or sustain our revenue and achieve and maintain profitability.

Through February 2014, we relied primarily on our arrangement with LabCorp to market Harmony in the United States and Canada, and we do not believe our current sales and marketing capacity is sufficient to achieve the level of market awareness and sales required for us to attain significant commercial success for Harmony, expand our geographic presence, and obtain favorable reimbursement determinations from third-party payers, or to successfully commercialize any other tests we may develop. In order to increase sales of Harmony, we will need to:

•	expand our sales force in the United States and internationally by recruiting additional sales personnel and medical science liaisons, or MSLs, in selected markets;

•	educate laboratories, clinics, clinicians and payers regarding the clinical benefits, including long-term benefits and cost effectiveness of Harmony, which may require us to conduct expensive, additional clinical trials;

•	raise awareness and educate patients on the benefits and limitations of Harmony, which may require significant marketing investment;

•	establish and maintain collaboration arrangements with third-party commercial partners who can help expand our commercial reach; and

•	establish, expand and manage coverage and reimbursement arrangements with third-party payers, and develop, present and publish additional clinical and economic utility data to enhance our evidence package to aid in that effort.

Based upon the total annual number of births in the United States and expected list prices for Harmony, we believe the potential domestic market for Harmony is between $2 billion and $4 billion annually. However, if we do not achieve widespread adoption of Harmony in the general pregnancy population or if we are unable to obtain favorable reimbursement determinations from third-party payers based on our expected list prices, the potential market for Harmony in the United States would be smaller.

We have limited experience selling and marketing Harmony. We intend to hire additional sales, marketing, and reimbursement personnel with experience in the screening, diagnostic, medical device, or pharmaceutical industries. We may face competition from other companies in these industries, some of which are much larger than we are and some of which can pay significantly greater compensation and benefits than we can in seeking to attract and retain qualified sales and marketing personnel. If we are unsuccessful in expanding our sales and marketing capabilities in order to increase demand for Harmony, expand geographically and obtain favorable reimbursement determinations from third-party payers, we may not be able to increase our revenue or achieve and maintain profitability over the long term.

If our collaboration agreement with LabCorp is terminated or LabCorp does not effectively market Harmony, our commercialization activities related to Harmony will be impaired and our revenues will be adversely affected.

In May 2012, we entered into an exclusive agreement with LabCorp to provide logistics and sales and marketing support for Harmony in the United States and Canada. In January 2014, we and LabCorp amended our agreement and beginning in March 2014, we have the right to offer Harmony in the United States and Canada directly or through other distribution partners. LabCorp retains the right to offer Harmony in the United States and Canada on a non-exclusive basis until December 2016 and is allowed to market other non-invasive sequencing based prenatal testing options in the United States and Canada. For the year ended December 31, 2013 and the three months ended March 31, 2014, 73% and 62% of our revenue was from LabCorp, respectively. To date, we have depended on LabCorp for sales and revenue generation, as well as market development and adoption of Harmony with healthcare providers in the United States and Canada. We believe that we benefit from our access to LabCorp’s established payer relationships and sales, marketing and billing capabilities, which allow Harmony ordered through LabCorp to be covered by third-party payers in the United States and Canada primarily for high risk pregnancies. We may be unable to replicate these benefits through relationships with other collaborative partners or our in-house capabilities, at least in the short term, which would harm our business, operating results and financial condition.

If our collaborations are not successful, we may not be able to grow our business.

In addition to our agreement with LabCorp, we use collaborators internationally to perform regional blood draw and marketing services. We expect to continue to use collaborators to provide our tests, which reduces our control over our revenue and market penetration. If LabCorp or any of our collaborators were to breach or terminate their agreements with us or otherwise fail to conduct the contracted activities successfully and in a timely manner, the commercialization of Harmony could be delayed or impaired. Further, LabCorp and our other collaborators may fail to properly maintain or defend our intellectual property rights, may infringe the intellectual property rights of third parties, may misappropriate our trade secrets or may use our proprietary information in such a way as to expose us to litigation and potential liability. Disagreements or disputes with our collaborators, including disagreements over proprietary rights or contract interpretation, might cause delays or impairment of the commercialization of Harmony or other tests, might lead to additional responsibilities for us with respect to new tests or might result in litigation or arbitration, any of which would divert management attention and resources and be time-consuming and expensive. We may not be able to renew our current collaboration agreements or negotiate additional collaborations on acceptable terms, if at all, and these collaborations may not be successful. In addition, collaborators may offer tests of traditional methods and of our NIPT competitors, and may choose to promote such tests ahead of our tests, including Harmony, in the absence of contractual restrictions.

If we cannot enter into new collaborations in a timely manner and on acceptable terms, our efforts to commercialize Harmony and our development of any new tests could be delayed.

From time to time, we expect to engage in discussions with potential collaborators which may or may not lead to agreements. We cannot guarantee that any discussions will result in a consummated collaboration. Further, once news of discussions regarding possible collaborations are known in the medical community, regardless of whether the news is accurate, failure to announce a collaboration agreement, or the entity’s announcement of a collaboration with an entity other than us, could result in adverse speculation about us, our tests or our technology, resulting in harm to our reputation and our business. In addition, establishing collaborations is difficult and time consuming. Potential collaborators may elect not to work with us based on their assessment of our financial, regulatory or intellectual property position. Even if we establish new collaborations, they may not result in the successful development or commercialization of current or future tests.

If our tests do not perform as expected, our operating results, reputation and business will suffer.

Our success depends on the market’s confidence that we can provide reliable, high-quality prenatal testing results. There is no guarantee that the accuracy and reproducibility we have demonstrated to date will continue as our test volume increases. We believe that our customers are likely to be particularly sensitive to test limitations and errors, including inaccurate test results. As a result, if our tests do not perform as expected, our operating results, reputation and business will suffer. We may be subject to legal claims arising from such limitations, errors or inaccuracies.

Harmony uses a number of complex and sophisticated biochemical and informatics processes, many of which are highly sensitive to external factors. An operational or technology failure in one of these complex processes or fluctuations in external variables may result in sensitivity and specificity rates that are lower than we anticipate or that vary between test runs. In addition, we are regularly evaluating and refining our testing process. These refinements may initially result in unanticipated issues that may reduce our sensitivity and specificity rates.

If we are unable to compete successfully with either existing or future NIPTs or other test methods, we may be unable to increase or sustain our revenue or achieve and maintain profitability over the long term.

Our principal competition comes from existing testing methods, technologies and products used by obstetricians and gynecologists, or OB/GYNs, and maternal fetal medicine specialists, or MFMs. Established, traditional first-line testing methods and invasive diagnostics tests like amniocentesis have been used for many years and are therefore difficult to change or supplement.

We are engaged in commercial activities in the molecular testing field, which is characterized by rapid technological changes, frequent new product introductions, changing customer preferences, emerging competition, evolving industry standards, reimbursement uncertainty and price competition. If we fail to anticipate or respond adequately to technological developments, demand for our tests will not grow and may decline, and our business, revenue, financial condition and operating results could suffer materially. Moreover, many companies in this market are offering, or may soon offer, products and services that compete with our tests. We cannot assure you that research and discoveries by other companies will not render our existing or potential tests uneconomical or result in tests superior to those we develop. We also cannot assure you that any technologies or tests that we develop will be preferred to any existing or newly developed technologies or tests.

We compete with numerous companies that develop NIPTs, including public companies such as Sequenom and Illumina, through its Verinata subsidiary, as well as private companies such as Berry Genomics, BGI, Lifecodexx and Natera. As NIPTs become more widespread, certain tests and services being developed by the aforementioned and other companies could cause sales of our tests and services to decline or force us to reduce the cost of Harmony. We expect additional competition as other established and emerging companies enter the prenatal testing market and new tests and technologies are introduced. These competitors could have greater technological, financial, reputational and market access advantages than us.

In addition to competitive companies specifically targeting the NIPT space, certain companies also provide next generation sequencing platforms and other platforms that can analyze DNA. Illumina, Life Technologies Corporation and other companies develop such platforms that are being sold directly to research centers, biopharmaceutical companies and clinical laboratories. While many of the applications for these platforms are focused on the research and development markets, these companies have launched or may launch competitive tests.

Our competitors may enter into collaborative relationships that may provide those competitors with access to greater resources and opportunities to establish market leading positions. As a result, they may be able to respond more quickly to changes in customer requirements or devote greater resources to the development, promotion and sale of their tests than us. We may not be able to compete effectively against these organizations. Increased competition is likely to result in pricing pressures, which could harm our sales, profitability or market share. If we are unable to compete successfully, we may be unable to increase or sustain our revenue or achieve profitability.

If the utility of Harmony is not supported by clinicians and professional societies, the rate of market adoption of Harmony and the coverage and reimbursement determinations by third-party payers for Harmony may be negatively affected.

Clinicians and professional societies, such as the American Congress of Obstetricians and Gynecologists, or ACOG, typically take a long time to evaluate and recommend new tests, testing practices and clinical treatments.

It is critical to the success of our sales efforts that we educate a sufficient number of clinicians and payers about Harmony and our future tests, if any, and demonstrate the clinical benefits of these tests. It is likely that clinicians may not adopt, and third-party payers may not cover or adequately provide, reimbursement for our tests unless they determine that our tests provide accurate, reliable and cost-effective information that is useful in assessing the risk of chromosome conditions in fetuses, based on published peer-reviewed journal articles and the experience of other clinicians.

If the results of our clinical studies do not support the use of Harmony in the general pregnancy population, our business, financial condition, results of operations and reputation could be adversely affected.

As the healthcare reimbursement system in the United States evolves to place greater emphasis on comparative effectiveness and outcomes data, we cannot predict whether we will have sufficient data, or whether the data we have will be presented to the satisfaction of any payers seeking such data in the process of determining coverage for Harmony in the general pregnancy population.

The administration of clinical and economic utility studies is expensive and demands significant attention from our management team. Data collected from these studies may not be positive or consistent with our existing data, or may not be statistically significant or compelling to the medical community. If the results obtained from our ongoing or future studies are inconsistent with certain results obtained from our previous studies, adoption of Harmony would suffer and our business would be harmed.

Peer-reviewed publications regarding our tests may be limited by many factors, including delays in the completion of, poor design of, or lack of compelling data from clinical studies. If our tests or the technology underlying our current test or future tests do not receive sufficient favorable exposure in peer-reviewed publications, the rate of clinician adoption of our test and positive reimbursement coverage decisions for our test could be negatively affected. The publication of clinical data in peer-reviewed journals is a crucial step in commercializing and obtaining reimbursement for tests such as ours, and our inability to control when, if ever, results are published may delay or limit our ability to derive sufficient revenue from any test that is the subject of a study.

If our sole laboratory facility becomes inoperable, we will be unable to perform our test and our business will be harmed.

We do not have redundant laboratory facilities, and our San Jose, California laboratory facility is situated near active earthquake fault lines. Our facilities may be harmed or rendered inoperable by natural or manmade disasters, including earthquakes, flooding and power outages, which may render it difficult or impossible for us to perform our test for some period of time. The inability to perform our test or the backlog of tests that could develop if our facility is inoperable for even a short period of time may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all.

We rely on a limited number of suppliers or, in some cases, single suppliers, for some of our laboratory instruments and materials and may not be able to find replacements or immediately transition to alternative suppliers.

An interruption in our laboratory operations could occur if we encounter delays or difficulties in securing reagents, sequencers, tubes or other laboratory materials, and we are unable to obtain a replacement or an acceptable substitute or immediately transition to an alternative supplier. Any such interruption could adversely affect our laboratory operations and revenue.

We currently purchase from Illumina the materials used in our laboratory process pursuant to a supplier agreement that expires in January 2015. Illumina owns Verinata, one of our primary competitors. We believe that there are a few other equipment manufacturers that are currently capable of supplying and servicing the equipment necessary for our laboratory operations. The use of equipment or materials furnished by these replacement suppliers would require us to alter our laboratory operations. Transitioning to a new supplier could be time consuming and expensive, may result in interruptions in our laboratory operations, could affect the performance specifications of our laboratory operations or could require that we re-validate Harmony using these replacement equipment and supplies, and could result in increased costs. Any disruptions to our laboratory performance could lead to reputational harm. If we are required to transition to an alternative supplier of such equipment and materials, we could be required to revalidate our test processes and may experience interruptions in our workflow. If we should encounter delays or difficulties in securing, reconfiguring or revalidating the equipment and materials we require for Harmony, our business, financial condition, results of operations and reputation could be adversely affected.

We rely on commercial courier delivery services to transport samples to our laboratory facility in a timely and cost-efficient manner and if these delivery services are disrupted, our business will be harmed.

Our business depends on our ability to quickly and reliably deliver test results to our customers. Blood samples are typically received within days from the United States and outside the United States for analysis to our San Jose, California facility. Disruptions in delivery service, whether due to bad weather, natural disaster, terrorist acts or threats or for other reasons could adversely affect specimen integrity and our ability to process samples in a timely manner and to service our customers, and ultimately our reputation and our business. In addition, if we are unable to continue to obtain expedited delivery services on commercially reasonable terms, our operating results may be adversely affected.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and reputation.

In the ordinary course of our business, we collect and store sensitive data, including legally-protected health information, credit card information and personally identifiable information, such as Harmony test results. We also store sensitive intellectual property and other proprietary business information, including that of our customers, payers and collaboration partners. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems and cloud-based data center systems. These applications and data encompass a wide variety of business critical information, including research and development information, commercial information and business and financial information. We are highly dependent on information technology networks and systems, including the Internet, to securely process, transmit and store this critical information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure, and that of our third-party billing and collections provider, may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions.

A security breach or privacy violation that leads to disclosure or modification of or prevents access to patient information, including personally identifiable information or protected health information, could harm our reputation, compel us to comply with state breach notification laws, subject us to mandatory corrective action, require us to verify the correctness of database contents and otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted, and we may suffer loss of reputation, financial loss and other regulatory penalties because of lost or misappropriated information, including sensitive patient data. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above.

Any such breach or interruption could compromise our networks, and the information stored there could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure, modification of, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform tests, provide test results, bill payers or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, develop and commercialize tests, collect, process and prepare company financial information, provide information about our tests, educate patients and clinicians about our service and manage the administrative aspects of our business, any of which could damage our reputation and adversely affect our business. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our competitive position.

In addition, the interpretation and application of health-related, privacy and data protection laws in the United States, Europe and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business and our reputation. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business.

The marketing, sale and use of Harmony could result in substantial damages arising from product liability or professional liability claims that exceed our resources.

The marketing, sale and use of Harmony could lead to product liability claims against us if someone were to allege that our test failed to perform as it was designed, or if someone were to misinterpret test results or improperly rely on them for clinical decisions. For example, Harmony could provide a false positive or false negative result which a patient or physician may rely upon to make a diagnosis about the fetus. In addition, we may be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide as part of the results generated by Harmony. We are currently subject to a product liability claim alleging a false negative result generated by Harmony, and in the future we could be subject to similar claims from time to time relating to results generated by Harmony or any other future testing products. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend. Although we maintain product and professional liability insurance, our insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims or any judgments, fines or settlement costs arising out of any such claims. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could harm our reputation, result in a cessation of our services or cause current partners to terminate existing agreements and potential partners to seek other partners, any of which could impact our results of operations.

If we are unable to successfully scale our operations to support demand for Harmony, our business could suffer.

As our test volume grows, we will need to continue to ramp up our testing capacity, implement increases in scale and related processing, customer service, billing and systems process improvements, and expand our internal quality assurance program and technology platform to support testing on a larger scale. We will also need additional equipment and certified laboratory personnel to process higher volumes of our tests. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that equipment and appropriate personnel will be available. As additional tests are developed, we may need to bring new equipment on-line, implement new systems, technology, controls and procedures and hire personnel with different qualifications.

The value of Harmony depends, in large part, on our ability to perform the tests on a timely basis and at an exceptionally high quality standard, and on our reputation for such timeliness and quality. Failure to implement necessary procedures, transition to new equipment or processes or to hire the necessary personnel could result in higher costs of processing or an inability to meet market demand. There can be no assurance that we will be able to perform tests on a timely basis at a level consistent with demand, that our efforts to scale our commercial operations will not negatively affect the quality of test results or that we will be successful in responding to the growing complexity of our testing operations.

In addition, our growth may place a significant strain on our management, operating and financial systems and our sales, marketing and administrative resources. As a result of our growth, our operating costs may escalate even faster than planned, and some of our internal systems may need to be enhanced or replaced. If we cannot effectively manage our expanding operations and our costs, we may not be able to grow effectively or we may grow at a slower pace, and our business could be adversely affected.

We may experience difficulties that delay or prevent our development, introduction or marketing of enhanced or new tests.

Our success may also depend on our ability to effectively introduce enhanced or new tests. The development of enhanced or new tests is complex, costly and uncertain. Furthermore, enhancing or developing new tests requires us to anticipate patients’, clinicians’ and payers’ needs and emerging technology trends accurately. We may experience research and development, regulatory, marketing and other difficulties that could delay or prevent our introduction of enhanced or new tests. The research and development process in molecular diagnostics generally takes a significant amount of time from the research and design stage to commercialization. This process is conducted in various stages, and each stage presents the risk that we will not achieve our goals. We may have to abandon a test in which we have invested substantial resources. In order to successfully commercialize tests that we may develop in the future, we may need to conduct lengthy, expensive clinical trials and develop dedicated sales and marketing operations or enter into collaborative agreements to achieve market awareness and demand. Any delay in the research and development, approval, production, marketing or distribution of enhanced or new tests could adversely affect our competitive position, branding and results of operations.

We cannot be certain that:

•	any tests that we may enhance or develop will prove to be effective in clinical trials;

•	we will be able to obtain, in a timely manner or at all, necessary regulatory approvals;

•	any tests that we may enhance or develop will be ordered and used by healthcare providers;

•	any tests that we may enhance or develop can be provided at acceptable cost and with appropriate quality; or

•	any of our tests can be successfully marketed.

These factors, and other factors beyond our control, could delay the launch of enhanced or new tests.

Our business is susceptible to costs and risks associated with international operations.

As part of our ongoing growth strategy, we intend to expand within and target select international markets to grow our presence outside the United States. Conducting international operations subjects us to risks, including:

•	uncertain or changing laws, regulatory registration and approval processes associated with Harmony and other potential test candidates;

•	competition from companies located in the countries in which we offer our tests, and in which we may be at a competitive disadvantage;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties in managing and staffing international operations and assuring compliance with foreign corrupt practices laws;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems, tax inefficiencies related to our corporate structure and restrictions on the repatriation of earnings;

•	increased financial accounting and reporting burdens and complexities;

•	the imposition of trade barriers such as tariffs, quotas, preferential bidding or import or export licensing requirements;

•	political, social and economic instability abroad;

•	terrorist attacks and security concerns in general;

•	fluctuations in currency exchange rates; and

•	reduced or varied protection for intellectual property rights in some countries.

The occurrence of any one of the above could harm our business or results of operations. Additionally, operating internationally requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in expanding or establishing operations in other countries will produce desired levels of revenue or profitability.

Outside the United States we enlist partners and local and regional laboratories to assist with blood draw, sales, marketing and customer support. Locating, qualifying and engaging partners and local laboratories with local industry experience and knowledge will be necessary to effectively market and sell our tests outside the United States. We may not be successful in finding, attracting and retaining such partners or laboratories, or we may not be able to enter into such arrangements on favorable terms. Sales practices utilized by our partners that are locally acceptable may not comply with sales practices standards required under United States laws that apply to us, which could create additional compliance risk. If our sales and marketing efforts are not successful outside the United States, we may not achieve significant market acceptance for our tests outside the United States, which would harm our business.

If we are not able to retain and recruit qualified personnel, we may be unable to successfully execute our business strategy.

Our future success depends to a significant extent on the skills, experience and efforts of our senior management team. The loss of any or all of these individuals could harm our business and might significantly delay or prevent the achievement of our business objectives. We do not have any employment agreements with the members of our senior management team and do not maintain key person life insurance on any of our management personnel.

Recruiting and retaining qualified sales, marketing, scientific and laboratory personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms, given the competition among numerous NIPT, medical device, pharmaceutical and biotechnology companies for similarly skilled personnel.

We may engage in acquisitions that could disrupt our business, cause dilution to our stockholders or reduce our financial resources.

In the future, we may enter into transactions to acquire other businesses, products or technologies. Because we have not made any acquisitions to date, our ability to do so successfully is unproven. If we do identify suitable candidates, we may not be able to make such acquisitions on favorable terms, or at all. Any acquisitions we make may not strengthen our competitive position, and these transactions may be viewed negatively by customers or investors. We may decide to incur debt in connection with an acquisition or issue our common stock or other equity securities to the stockholders of the acquired company, which would reduce the percentage ownership of our existing stockholders. We could incur losses resulting from undiscovered liabilities of the acquired business that are not covered by the indemnification we may obtain from the seller. In addition, we may not be able to successfully integrate the acquired personnel, technologies and operations into our existing business in an effective, timely and non-disruptive manner. Acquisitions may also divert management attention from day-to-day responsibilities, increase our expenses and reduce our cash available for operations and other uses. We cannot predict the number, timing or size of future acquisitions or the effect that any such transactions might have on our operating results.

We may need to raise additional capital after this offering, and if we cannot raise additional capital when needed, we may have to curtail or cease operations.

The proceeds of this offering may not be sufficient to fully fund our business and growth strategy. We may need to raise additional funds through public or private equity or debt financings, corporate collaborations or licensing arrangements to continue to fund or expand our operations.

Our actual liquidity and capital funding requirements will depend on numerous factors, including:

•	our ability to achieve broader commercialization of Harmony;

•	our ability to obtain more extensive coverage and reimbursement for our tests;

•	our ability to collect our accounts receivable;

•	the costs and timing of further expansion of our sales and marketing activities and research and development activities;

•	the degree to which we require additional sales, marketing and reimbursement personnel;

•	our need to finance capital expenditures and further expand our clinical laboratory operations;

•	our general and administrative expenses; and

•	the timing and results of any regulatory approvals that we are required to obtain for our tests.

Additional capital, if needed, may not be available on satisfactory terms, or at all. Furthermore, any additional capital raised through the sale of equity or equity-linked securities will dilute your ownership interest in us and may have an adverse effect on the price of our common stock. In addition, the terms of the financing may adversely affect your holdings or rights. Debt financing, if available, may include restrictive covenants. To the extent that we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies or grant licenses on terms that may not be favorable to us.

If we are not able to obtain adequate funding when needed, we may have to delay development programs or selling and marketing initiatives. In addition, we may have to work with a partner on one or more of our test or market development programs, which could lower the economic value of those programs to our company.

If we use hazardous materials in a manner that causes injury, we could be liable for damages.

Our activities currently require the use of hazardous chemicals. We cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. Additionally, we are subject on an ongoing basis to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations may become significant and could negatively affect our operating results.

Risks Related to Billing and Reimbursement

If third-party payers fail to provide coverage or adequate reimbursement, or if there is a decrease in the amount of reimbursement for Harmony or future tests we develop, if any, our revenue and profitability would be harmed.

The sales of Harmony or any new tests that we develop will depend, in large part, on the availability of reimbursement from third-party payers in the U.S. These third-party payers include government healthcare programs, such as Medicare and Medicaid, and commercial third-party payers, including managed care organizations and commercial health insurers. In particular, we believe that expanding insurance coverage from the high risk to the general pregnancy population and obtaining a positive coverage decision and favorable reimbursement rates from commercial third-party payers and the Centers for Medicare and Medicaid Services, or CMS, and state reimbursement programs for Harmony will be a necessary element in achieving material commercial success. Through February 2014, we relied exclusively on our arrangement with LabCorp to handle commercial insurance relationships and reimbursements for Harmony in the United States and Canada. We may not be able to replicate similar insurance arrangements or obtain favorable reimbursement rates and failure to do so may adversely impact our operating results.

Third-party payers are increasingly attempting to contain healthcare costs by demanding price discounts and limiting coverage and reimbursement amounts for new molecular diagnostic services and products. Because of these cost-containment trends, third-party payers that currently, or in the future will, cover and provide reimbursement for Harmony may reduce, suspend, revoke or discontinue reimbursement or coverage at any time.

As a result, there is significant uncertainty about whether the use of services and products, such as Harmony, will be eligible for coverage, and specifically, coverage for the general pregnancy population, by third-party payers or, if eligible for coverage, what the reimbursement rates will be for those services and products. The fact that first-line traditional services and products have been approved for reimbursement in the past, for any particular condition or in any particular jurisdiction, does not guarantee that such services and products will remain approved for reimbursement or that similar or additional products will be approved in the future. Reimbursement of NIPTs by third-party payers may depend on a number of factors, including a payer’s determination that services and products enabled by our testing platform are:

•	not experimental or investigational;

•	medically necessary;

•	appropriate for the specific patient;

•	cost-effective;

•	supported by peer-reviewed publications;

•	included in clinical practice guidelines; and

•	supported by clinical utility studies.

Our efforts to receive reimbursement on behalf of patients will take a substantial amount of time in negotiating with each third-party payer, and third-party payers may never cover or provide adequate payment for Harmony or future testing services and products we develop. Favorable coverage and reimbursement determinations by one payer does not assure that we will be able to obtain favorable coverage and reimbursement determinations from other third-party payers. Our strategy to achieve broad reimbursement coverage is focused on demonstrating the clinical utility and economic benefits of Harmony, engaging with key members of the MFM and OB/GYN community and educating clinicians, but there is no assurance that we will succeed in any of these areas or that, even if we do succeed, we will receive favorable coverage and reimbursement decisions. If adequate third-party reimbursement is unavailable, we may not be able to maintain price levels sufficient to realize an appropriate return on investment in product development. Furthermore, if a third-party payer denies coverage, it may be difficult for us to collect from the patient, and we may not succeed in doing so.

In addition, we are currently considered a “non-contracting provider” by commercial third-party payers in the United States because we have not entered into specific contracts to provide Harmony to their covered patients, since commercial insurance relationships are currently primarily handled by our partner, LabCorp. If we become a contracting provider in the future, the amount of overall reimbursement we receive may decrease if we are reimbursed less money per test at a contracted rate than at a non-contracted rate, which could have a negative impact on our revenue. We may also experience delays or be unable to contract with payers. Further, we may be unable to collect payments from patients beyond that which is reimbursed by their insurers and will experience lost revenue as a result.

The United States and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare. For example, in some foreign markets, the government controls the pricing of many healthcare services and products. We expect that there will continue to be federal and state, as well as foreign, proposals to implement governmental controls or impose healthcare requirements. Cost control initiatives could decrease the amount that we would receive for any services or products we provide in the future, which would limit our revenue and profitability.

Although we anticipate that the Medicare Program, or Program, of which Medicare Part B is a part, will only reimburse a de minimus percentage of the Harmony tests that we perform, given the population that Medicare covers, the Program remains important to us as it influences the decisions of other payers. For example, fee-for-service Medicaid programs generally do not reimburse at rates that exceed Medicare’s fee-for-service rates and many commercial third-party payers look to the amounts that Medicare pays for testing services and set their payment rates at a percentage of those amounts. Reimbursement amounts for laboratory tests furnished to Medicare beneficiaries are typically based on the Clinical Laboratory Fee Schedule, or CLFS, set by CMS pursuant to a statutory formula established by the U.S. Congress. In recent years, payments under the CLFS have decreased and may decrease further in the future. These reductions could affect the amounts that Medicaid programs and third-party payers reimburse us, assuming that they cover our services and products, which could adversely affect our revenue and profitably.

Our revenues from Medicare are currently very small, given the population that Medicare covers, and we do not expect those revenues to increase materially with regard to NIPT. However, Medicare reimbursement can affect Medicaid reimbursement. Our current Medicare Part B reimbursement was not set pursuant to a national coverage determination by CMS. Although we believe that coverage is available under Medicare Part B even without such a determination, we currently lack the national coverage certainty afforded by a formal coverage determination by CMS. Thus, CMS could issue an adverse coverage decision as to Harmony which could influence other third-party payers, including Medicaid, and could therefore harm our business.

Under Medicaid regulations, we must be recognized as a Medicaid provider by the state in which the Medicaid recipient receiving the services resides. As of March 31, 2014, we are recognized by 33 states as a Medicaid provider. We may not be able to be recognized as a provider by all Medicaid programs which would limit our ability to bill for our services. In addition, we may face challenges in obtaining reimbursement even when we are recognized as a Medicaid provider. Thus, if the CLFS rate for our services and products are low, the Medicaid reimbursement amounts will also likely be low. Low Medicaid reimbursement rates for our tests could harm our business and revenue.

If third-party payers decide not to cover our tests or if they offer inadequate payment amounts, our ability to generate revenue from Harmony could be limited. Any third-party payer may stop or lower payment at any time, which could substantially reduce our revenue and harm our business.

Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, may harm our financial condition, results of operations and cash flows.

The pricing and reimbursement environment may change in the future and become more challenging as a result of any of several possible regulatory developments, including policies advanced by the U.S. government, new healthcare legislation or fiscal challenges faced by government health administration authorities. Specifically, there have been a number of legislative and regulatory proposals and initiatives to change the healthcare system in ways that could affect our ability to profitably sell any testing services and products we may develop and commercialize. Some of these proposed and implemented reforms could result in reduced reimbursement rates for our services and products from governmental agencies or other third-party payers, which would adversely affect our business strategy, operations and financial results. For example, as a result of the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or PPACA, substantial changes could be made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to those who currently lack insurance coverage.

Beginning in 2013 and as a result of PPACA, each medical device manufacturer has to pay an excise tax in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices that are listed with the FDA. Although the FDA has contended that clinical laboratory tests that are developed and validated by a laboratory solely for its own use, or LDTs, such as Harmony, are medical devices, the FDA has exercised its discretion not to regulate such tests at this time, and, as a result, none of our tests are currently listed with the FDA. We cannot assure you that the tax will not be extended to services and tests such as ours in the future or that the FDA will not change its position regarding the regulation of LDTs, which decision could harm our business, financial condition, results of operations, and cash flows, as most third-party payers, including Medicare and Medicaid, will not reimburse for use of medical devices which must be cleared by the FDA but which have not been.

PPACA also provides that payments under CLFS are to receive a negative 1.75% annual adjustment through 2015. We have not yet been subject to such adjustment, but cannot assure you that we will not be subject to this adjustment or that third-party payers will not attempt to pass on this adjustment to us in the future.

In addition, many of the Current Procedure Terminology, or CPT, procedure codes that we use to bill our tests were recently revised by the American Medical Association, effective January 1, 2013. We have a CPT code assigned for Harmony as part of the Multianalyte Analyses with Algorithmic Analyses, or MAAA. There can be no guarantees that government and commercial third-party payers will establish positive or adequate coverage policies or reimbursement rates for any CPT code. We cannot guarantee that any future tests will have a CPT code assigned. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or how any such future legislation, regulation or initiative may affect us. The taxes imposed by the new federal legislation and the expansion of government’s role in the U.S. healthcare industry, as well as changes to the reimbursement amounts paid by payers for our current and future service(s) and test(s), may adversely affect the volumes of services and tests that we provide and may therefore reduce our profits and harm our business, financial condition, results of operations, and cash flows.

Among other things, PPACA creates a new system of health insurance “exchanges,” designed to make health insurance policies available to individuals and certain groups through state- or federally-administered marketplaces, beginning in 2014, in addition to existing channels for obtaining health insurance coverage. In connection with such exchanges, certain “essential health benefits” are intended to be made more consistent across plans, setting a baseline coverage level. There is some discretion to the states (and the federal government) in the definition of “essential health benefits” and we cannot predict at this time whether Harmony will fall into a benefit category deemed “essential” for coverage purposes across the plans offered in any or all of the exchanges. Failure to be covered by plans offered in the exchanges could harm our business.

Regardless of the impact of PPACA on us, the U.S. government has shown significant interest in pursuing healthcare reform and reducing healthcare costs. Any government-adopted reform measures could decrease the amount and type of reimbursement available from governmental and commercial third-party payers. Additionally, annual federal budget negotiations frequently include healthcare payment reform measures impacting Medicare’s reimbursement rates for clinical laboratory testing, pursuant to the CLFS, which could affect the amounts that other third-party payers reimburse us and, if inadequate, could adversely affect our business. In addition, federal budgetary limitations and changes in healthcare policy, such as the creation of broad limits for NIPTs or requirements that beneficiaries of the government health plans pay for, or pay for higher, portions of clinical laboratory tests or services received, could substantially diminish the sale, or inhibit the utilization, of future NIPTs, increase costs, divert management’s attention and adversely affect our ability to generate revenue and achieve and maintain profitability over the long term.

Billing complexities associated with obtaining payment or reimbursement for our tests may negatively affect our revenue, cash flow and profitability.

Billing for clinical laboratory testing services is complex. In cases where Harmony is not offered through LabCorp and we do not have a contract in place requiring the payment of a fixed fee per test, we perform tests in advance of payment and without certainty as to the outcome of the billing process. In cases where we do receive a fixed fee per test, we may still have disputes over pricing and billing. We receive payment from individual patients and from a variety of third-party payers, such as commercial health insurers and governmental programs, primarily Medicaid. Each payer typically has different billing requirements. Among the factors complicating our billing of third-party payers are:

•	disputes among payers regarding which party is responsible for payment;

•	disparity in coverage among various payers;

•	different process, information and billing requirements among payers; and

•	incorrect or missing billing information, which is required to be provided by the test-ordering clinician.

Additionally, from time to time, payers change processes that may affect timely payment. These changes may result in uneven cash flow or impact the timing of revenue recognized with these payers. With respect to payments received from governmental programs, factors such as a prolonged government shutdown could cause significant regulatory delays or could result in attempts to reduce payments made to us by government healthcare programs. These billing complexities, and the related uncertainty in obtaining payment for Harmony, could negatively affect our revenue, cash flow and profitability.

Risks Related to Our Intellectual Property

We only have one issued patent with claims directed to Harmony and if we are unable to obtain sufficient intellectual property protection or protect our intellectual property rights our business may be harmed.

Our commercial success will depend in part on our ability to obtain patent protection and adequately protect the intellectual property rights covering our technologies and tests in the United States and other countries. To date, we exclusively license rights to three issued U.S. patents, one Australian issued patent, one issued patent in Hong Kong and one European issued patent that cover technologies for non-invasive prenatal testing, but do not cover Harmony. As of April 15, 2014, we only have one issued patent with claims that are directed to certain aspects of Harmony. As of April 15, 2014, our patent estate also includes 36 patent applications pending in the United States, 30 of which are published, and corresponding applications in various foreign jurisdictions. We cannot predict how long it will take for such patent applications to result in issued patents, and there is no guarantee that any of our patent applications will result in issued patents or that any issued patents will include claims that are sufficiently broad to exclude others from practicing our technologies or tests or to provide meaningful protection from our competitors.

We apply for patents covering our technologies and tests as we deem appropriate. However, we may fail to apply for patents on important technologies or tests in a timely fashion, or at all. In addition, we may not pursue or obtain patent protection in all major markets. Any patents we may obtain may not be sufficiently broad to prevent others from using our technologies or from developing and commercializing competing tests and technologies. Moreover, the patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights, including any patents that may issue in the future, cannot be predicted with certainty. In addition, we cannot guarantee that:

•	we were the first to make the inventions covered by each of our issued patent or pending patent applications;

•	we were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies by inventing around the claims of our patent applications and any future patents we may obtain;

•	a third party will not challenge our patents or those of our collaboration partners or, if such patents are challenged, that a court will hold that such patents are valid and enforceable;

•	our pending patent applications will result in issued patents or that any patents issued to us or our collaboration partners will cover our test as ultimately developed, or provide us with any competitive advantages;

•	we will develop additional proprietary technologies that are patentable; or

•	the patents of others will not have an adverse effect on our business.

We may also fail to take the necessary actions to maintain any patents that have issued or may issue to us in the future. We will be able to protect our existing and future technologies and tests only to the extent that they are covered by valid and enforceable patents or utilize technologies or know-how that are effectively maintained as trade secrets. If third parties disclose or misappropriate our trade secrets, it may harm our business. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us and we may incur substantial litigation costs in connection with our attempts to recover damages or restrict third-party use of our intellectual property.

Recent laws and rulings by U.S. courts make it difficult to predict how patents will be issued or enforced in our industry.

In addition, changes in either the patent laws or interpretation of the patent laws in the United States and other countries may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. There have been numerous recent changes to the patent laws and proposed changes to the rules of the United States Patent and Trademark Office, or the USPTO, which may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, the Leahy-Smith America Invents Act, which was signed into law in 2011, includes a transition from a “first-to-invent” system to a “first-to-file” system, and changes the way issued patents are challenged. Certain changes, such as the institution of the inter partes review proceedings, came into effect on September 16, 2012. Substantive changes to patent law associated with the America Invents Act may affect our ability to obtain patents, and if obtained, to enforce or defend them in litigation or inter partes proceedings, all of which could harm our business.

Furthermore, the patent positions of companies engaged in the development and commercialization of NIPTs are particularly uncertain. Two cases involving diagnostic method claims and “gene patents” have recently been decided by the Supreme Court. On March 20, 2012, the Supreme Court issued a decision in Mayo Collaborative Services v. Prometheus Laboratories, Inc., or Prometheus, a case involving patent claims directed to measuring a metabolic product in a patient to optimize a drug dosage amount for the patient. According to the Supreme Court, the addition of well-understood, routine or conventional activity such as “administering” or “determining” steps was not enough to transform an otherwise patent ineligible natural phenomenon into patent eligible subject matter. On July 3, 2012, the USPTO issued guidance indicating that process claims directed to a law of nature, a natural phenomenon or an abstract idea that do not include additional elements or steps that integrate the natural principle into the claimed invention such that the natural principle is practically applied and the claim amounts to significantly more than the natural principle itself should be rejected as non-statutory subject matter. On June 13, 2013, the Supreme Court issued its decision in Association for Molecular Pathology v. Myriad Genetics, Inc., or Myriad, a case involving patent claims held by Myriad Genetics, Inc. relating to the breast cancer susceptibility genes BRCA1 and BRCA2. Myriad held that isolated segments of naturally occurring DNA, such as the DNA constituting the BRCA1 and BRCA2 genes, is not patent eligible subject matter, but that complementary DNA, which is an artificial construct that may be created from RNA transcripts of genes, may be patent eligible.

We cannot assure you that our efforts to seek patent protection for our technology and products will not be negatively impacted by the decisions described above, rulings in other cases or changes in guidance or procedures issued by the USPTO. We cannot fully predict what impact the Supreme Court’s decisions in Prometheus and Myriad may have on the ability of molecular diagnostic companies or other entities to obtain or enforce patents relating to diagnostic methods or isolated products of nature in the future.

Moreover, although the Supreme Court has held in Myriad that isolated segments of naturally occurring DNA are not patent-eligible subject matter, certain third parties could allege that activities that we may undertake infringe other gene-related patent claims, and we may deem it necessary to defend ourselves against these claims by asserting non-infringement and/or invalidity positions, or pay to obtain a license to these claims. In any of the foregoing or in other situations involving third-party intellectual property rights, if we are unsuccessful in defending against claims of patent infringement, we could be forced to pay damages or be subjected to an injunction that would prevent us from utilizing the patented subject matter. Such outcomes could materially affect our ability to offer our tests and harm our business.

We believe our technology is differentiated from that at issue in the above cases as we apply a complex algorithm to obtain our results, but the full impact of the decisions are not yet known and they have created uncertainty around the patentability of certain claims contained in our pending patent applications. The claims of our NIPT patent applications may therefore fail to issue, or if they do issue, may, along with the claims of our issued patent, subsequently be challenged or invalidated, on the grounds that they include subject matter that is not patent eligible based on the Supreme Court’s rulings in these cases and the further evolution of case law in this area.

We may have adverse rulings in our current contested proceedings which could impact our ability to offer Harmony.

We operate in a crowded technology area in which multiple third parties own or control relevant intellectual property, including patents. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the molecular diagnostics industry.

We are currently involved in patent litigation and other intellectual property disputes with Sequenom, Isis Innovation Ltd., Verinata and the Board of Trustees of the Leland Stanford Junior University. These currently contested proceedings are ongoing in various jurisdictions, including the Northern District of California, the Court of Appeals for the Federal Circuit and the USPTO. An adverse ruling in one or more of these proceedings could require us to pay damages, including treble damages, attorneys’ fees, costs and expenses, require us to pay license fees or result in an injunction preventing us from selling Harmony, any of which could adversely affect our ability to offer Harmony and our ability to continue operations and our financial condition. For more information on our current legal and regulatory proceedings, please see “Business — Legal Matters.” We may also in the future be involved with other litigation or USPTO actions with the same or other third parties. We expect the number of such claims may increase as the number of products and the level of competition in our industry segments grow.

Any infringement claim, regardless of its validity, could harm our business by, among other things, resulting in time-consuming and costly litigation, diverting management’s time and attention from the development of the business, requiring the payment of monetary damages or royalty payments, triggering certain indemnification obligations that we have with our collaborators, causing test shipment or development delays, requiring us to redesign or discontinue tests, or damaging our reputation.

If we are alleged to infringe additional intellectual property rights of third parties, our business could be harmed.

Our research, development and commercialization activities, including our current proprietary tests, as well as any other test resulting from these activities, may be alleged to infringe patents, trademarks or other intellectual property rights owned by other parties. Certain of our competitors and other companies in the industry have substantial patent portfolios, and may attempt to use patent litigation as a means to obtain a competitive advantage. We may continue to be a target for such litigation. Even if our pending patent applications issue, they may not relate to our competitors’ activities and may therefore not deter litigation against us. The risks of being involved in such litigation may also increase as we gain visibility as a public company and move into new markets and applications for our tests. There may also be patents and patent applications that are relevant to our technologies or tests that we are not aware of. For example, certain relevant patent applications may have been filed but not published. If such patents exist, or if a patent issues on any of such patent applications, that patent could be asserted against us. These third parties could bring claims against us that would cause us to incur substantial expenses and, if the claims against us are successful, could cause us to pay substantial damages, including treble damages and attorneys’ fees for willful infringement. The defense of such a suit could also divert the attention of our management and technical personnel.

Further, if an intellectual property infringement suit were brought against us, we could be forced to stop or delay research, development or sales of the test that is the subject of the suit.

As a result of infringement claims, or in order to avoid potential claims, we may choose or be compelled to seek intellectual property licenses from third parties. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us likely would be nonexclusive, which would mean that our competitors also could obtain licenses to the same intellectual property. Ultimately, we could be prevented from commercializing a test or be forced to cease some aspect of our business operations if, as a result of actual or threatened infringement claims, we are unable to enter into licenses of the relevant intellectual property on acceptable terms. Further, if we attempt to modify our tests or to develop alternative methods or products in response to infringement claims or to avoid potential claims, we could incur substantial costs, encounter delays in product introductions or interruptions in test sales.

We may become involved in other lawsuits to protect or enforce our patents or other intellectual property, which could be expensive and time-consuming, and an unfavorable outcome could harm our business.

In addition to the possibility of litigation relating to infringement claims asserted against us, we may become a party to other patent litigation and other proceedings, including inter partes review proceedings, derivation proceedings declared by the USPTO and similar proceedings in foreign countries, regarding intellectual property rights with respect to our current or future technologies or tests. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace.

Competitors may infringe or otherwise violate our intellectual property, including patents that may issue to us and patents licensed to us. As a result, we may be required to file claims in an effort to stop third-party infringement or unauthorized use. Any such claims could provoke these parties to assert counterclaims against us, including claims alleging that we infringe their patents or other intellectual property rights. This can be expensive, particularly for a company of our size, and time-consuming, and even if we are successful, any award of monetary damages or other remedy we may receive may not be commercially valuable. In addition, in an infringement proceeding, a court may decide that our asserted intellectual property is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our intellectual property does not cover its technology. An adverse determination in any litigation or defense proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

If the breadth or strength of our patent or other intellectual property rights is compromised or threatened, it could allow third parties to commercialize our technology and tests or result in our inability to commercialize our technology and tests without infringing third-party intellectual property rights. Further, third parties may be dissuaded from collaborating with us.

Interference or derivation proceedings brought by the USPTO or its foreign counterparts may be necessary to determine the priority of inventions with respect to our patent applications, and we may also become involved in other proceedings, such as re-examination proceedings, before the USPTO or its foreign counterparts. Due to the substantial competition in the NIPT space, the number of such proceedings may increase. This could delay the prosecution of our pending patent applications or impact the validity and enforceability of any future patents that we may obtain. In addition, any such litigation, submission or proceeding may be resolved adversely to us and, even if successful, may result in substantial costs and distraction to our management.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Moreover, intellectual property law relating to the fields in which we operate is still evolving and, consequently, patent and other intellectual property positions in our industry are subject to change and are often uncertain. We may not prevail in any of these suits or other efforts to protect our technology, and the damages or other remedies awarded, if any, may not be commercially valuable. During the course of this type of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, the market price for our common stock could be significantly harmed.

We may not be able to protect our intellectual property rights throughout the world which could impair our competitive position.

Filing, prosecuting, defending and enforcing patents on all of our technologies and tests throughout the world would be prohibitively expensive. As a result, we seek to protect our proprietary position by filing patent applications in the United States and in select foreign jurisdictions and cannot guarantee that we will obtain the patent protection necessary to protect our competitive position in all major markets. Competitors may use our technologies or tests in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export infringing products to territories where we may obtain patent protection but where enforcement is not as strong as that in the United States. These products may compete with our current and future products in jurisdictions where we do not have any issued patents, and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or the marketing of competing products in violation of our proprietary rights generally. The legal systems of certain countries make it difficult or impossible to obtain patent protection for NIPT products and services. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and could divert our efforts and attention from other aspects of our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technologies and tests, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to assign to us any inventions developed in the course of their work for us. However, we cannot guarantee that we have executed these agreements with each party that may have or have had access to our trade secrets or that the agreements we have executed will provide adequate protection. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. As a result, we may be forced to bring claims against third parties, or defend claims that they bring against us, to determine ownership of what we regard as our intellectual property. Monitoring unauthorized disclosure is difficult and we do not know whether the procedures we have followed to prevent such disclosure are, or will be adequate. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States may be less willing or unwilling to protect trade secrets. If any of the technology or information that we protect as trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor, our competitive position would be harmed.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest, and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time consuming, particularly for a company of our size. In addition, in an infringement proceeding, a court may decide that a trademark of ours is not valid or is unenforceable, or may refuse to stop the other party from using the trademark at issue. We may not be able to protect our rights to these and other trademarks and trade names which we need to build name recognition by potential partners or customers in our markets of interest. We do not currently have any registered trademarks in the United States for Harmony. Our pending trademark applications in the United States and in other foreign jurisdictions where we may file may not be allowed or may subsequently be opposed. In addition, other companies in the medical diagnostics space may be using trademarks that are similar to ours and may in the future allege that our use of the Harmony mark in connection with our non-invasive prenatal diagnostic test infringes or otherwise violates their trademarks. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

Third parties may assert ownership or commercial rights to inventions we develop.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our collaborations. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our collaborations, or if disputes otherwise arise with respect to the intellectual property developed in the course of a collaboration, we may be limited in our ability to capitalize on the market potential of these inventions.

In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business.

We may be subject to claims by third parties that we or our employees have wrongfully used or disclosed alleged trade secrets or misappropriated intellectual property, or claiming ownership of what we view as our own intellectual property.

As is commonplace in our industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in the course of their work for us and no claims against us are currently pending, we may be subject to claims that these employees or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims. We may also be forced to bring claims against third parties or defend against third-party claims in order to determine the ownership of what we regard as our intellectual property. An adverse result in the prosecution or defense of any such claims could require us to pay substantial monetary damages and could result in the loss of valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Government Regulation

Our business is subject to complex and sometimes unpredictable government regulations. If we fail to comply with these regulations, we could incur significant fines and penalties.

As a provider of clinical laboratory testing services, we are subject to extensive and frequently changing federal, state and local laws and regulations governing various aspects of our business. In particular, the clinical laboratory industry is subject to significant governmental certification and licensing regulations, as well as federal and state laws regarding:

•	test ordering and billing practices;

•	marketing, sales and pricing practices;

•	insurance;

•	anti-markup legislation;

•	health information privacy and security; and

•	consumer protection and unfair trade practices.

In addition, advertising of our tests may become subject to FDA regulation and also regulation by the Federal Trade Commission. Most states also have similar post-market regulatory and enforcement authority. Additionally, most foreign countries have analogous authorities, regulations and required approvals. We are unable to predict what additional federal or state legislation or regulatory initiatives may be enacted in the future regarding our business or the healthcare industry in general, or what effect such legislation or regulations may have on us. Federal or state governments may impose additional restrictions or adopt interpretations of existing laws that could have a material adverse effect on us.

We incur significant costs in complying with these laws and regulations, and we may not be able to obtain all required approvals on a timely basis, which could result in delays in our ability to market or sell our tests. Violation of any existing or future laws, regulations, restrictions or interpretations could result in enforcement actions, such as seizures, injunctions, civil penalties and criminal prosecutions, or in suspension or revocation of certifications or licenses that are required to operate our business, or in injunctions and other associated remedies, any of which could harm our business.

Failure to comply with CLIA and state laws governing clinical laboratories would negatively affect our business, and we may be required to expend resources to comply with these requirements.

We are subject to the U.S. Clinical Laboratories Improvement Amendments, or CLIA, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA, which is administered by CMS, is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The failure to comply with CLIA requirements can result in enforcement action, including the revocation, suspension, or limitation of our CLIA certificate, as well as a directed plan of correction, state on-site monitoring, civil money penalties, civil injunctive suit or criminal penalties. We must maintain CLIA compliance and certification to be eligible to bill for tests provided to Medicare beneficiaries. If we were to be found out of compliance with CLIA program requirements and subjected to sanctions, our business and reputation could be harmed. Even if it were possible for us to bring our laboratory back into compliance, we could incur significant expenses and potentially lose revenue in doing so.

We are also required to maintain a license to conduct testing in California. California laws establish standards for day-to-day operation of our clinical laboratory, including the training and skills required of personnel and quality control. Several states require that we hold licenses to test specimens from patients residing in those states, and we currently hold licenses in all states. Other states have similar requirements or may adopt similar requirements in the future. Finally, we may be subject to regulation in foreign jurisdictions if we seek to expand international distribution of our test. If we are not in compliance with a particular state’s or foreign jurisdiction’s licensing requirements, we may be unable to accept test specimens from patients residing in that state or foreign jurisdiction, as applicable, which could adversely affect our business.

Our current laboratory is certified under CLIA to perform testing and is accredited by the College of American Pathologists, or CAP. To renew our CLIA certificate, we are subject to survey and inspection every two years to assess compliance with program standards. Moreover, CLIA inspectors may make random inspections of our laboratory. Any sanction imposed under CLIA, its implementing regulations, or state or foreign laws or regulations governing licensure, or our failure to renew a CLIA certificate, a state or foreign license, or accreditation, could harm our business. Most CLIA deficiencies are not classified as “condition-level” deficiencies, and there are no adverse effects upon the laboratory operations as long as the deficiencies are corrected. Remediation of these deficiencies are routine matters, with corrections occurring within several hours or weeks. More serious CLIA deficiencies could rise to the level of “condition-level” deficiencies, and CMS has the authority to impose a wide range of sanctions, including revocation of the CLIA certification along with a bar on the ownership or operation of a CLIA certified laboratory by any owners or operators of the deficient laboratory. There is an administrative hearing procedure that can be pursued by the laboratory in the event of imposition of such sanctions, during which the sanctions are stayed, but the process can take a number of years to complete. If we were to lose our CLIA certification, we would not be able to operate our clinical reference laboratory and conduct our molecular tests, which would result in harm to our business and results of operations.

The standards applicable to the testing which we perform may change over time. New interpretations of current regulations or future changes in regulations under CLIA or other governmental regulatory bodies may make it difficult or impossible for us to comply with CLIA and other applicable regulations, which would significantly harm our business. We cannot assure you that we will be able to operate profitably over the long term should regulatory compliance requirements become substantially more costly in the future.

If we fail to comply with federal and state healthcare laws, including fraud and abuse, physician self-referral and health information privacy and security laws, we could face substantial penalties and our business and prospects could be adversely affected.

In addition to CLIA regulation and state laws governing clinical laboratories, we may be subject to other areas of regulation by both the federal and state government that may affect our ability to conduct business, including, without limitation:

•	the federal Anti-Kickback Law, which constrains, among other things, our marketing practices, educational programs, pricing policies and relationships with healthcare providers or other entities, by prohibiting, among other things, soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce or reward, or in return for, either the referral of an individual or the purchase, lease, ordering or recommendation of any good, facility, item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other federal healthcare programs that are false or fraudulent;

•	federal criminal statutes, created by HIPAA, that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or knowingly and willfully making any materially false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•	the federal physician self-referral law, commonly known as the Stark Law, which prohibits a physician from making a referral to an entity for certain designated health services reimbursed by Medicare or Medicaid if the physician or a member of the physician’s family has a financial relationship with the entity, and which also prohibits the submission of any claims for reimbursement for designated health services furnished pursuant to a prohibited referral;

•	the federal Physician Payments Sunshine Act requirements under the PPACA, which require manufacturers of drugs, devices, biologics and medical supplies to report to Health and Human Services, information related to payments and other transfers of value made to or at the request of covered recipients, such as physicians and teaching hospitals, and certain physician ownership and investment interests in such manufacturers; and

•	state law equivalents of each of the above federal laws, such as anti-kickback, false claims and self-referral laws, which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including significant criminal, and civil and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Certain penalties, if imposed, could be minimized if we establish and maintain a voluntary corporate compliance program consistent with applicable governmental agency guidance. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse and data privacy laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Harmony is subject to the FDA’s exercise of enforcement discretion, and any changes to the FDA’s policies with respect to this exercise of enforcement discretion could negatively affect our business.

The laws and regulations governing the marketing of LDTs, including NIPTs, are complex, and in many instances, there are no significant regulatory or judicial interpretations of these laws. For instance, while the FDA maintains that LDTs are subject to the FDA’s authority as diagnostic medical devices under the Federal Food, Drug and Cosmetic Act, or FDCA, the FDA has generally exercised enforcement discretion allowing continued marketing without premarket clearance or approval with respect to most LDTs performed by CLIA-certified laboratories.

We believe Harmony meets the definition of an LDT. However, consistent with the views of many major professional medical societies, we believe that NIPTs, such as Harmony, are not diagnostic. We have not yet applied for, or obtained, FDA clearance or premarket approval for Harmony. However, should the FDA change its current policy of enforcement discretion, we may be required to seek FDA clearance or premarket approval in the future. We met with the FDA in October 2012 regarding the agency’s continued exercise of enforcement discretion with respect to Harmony. Based on that meeting, the FDA has continued to exercise discretion with respect to Harmony as an LDT.

The regulation of NIPTs classified as LDTs may become more stringent in the future. Beginning in January 2006, the FDA began publicly indicating its opinion that LDTs were subject to FDA regulation as devices and issued a series of guidance documents intending to establish a framework by which to regulate certain laboratory tests including LDTs such as ours. The FDA held a meeting in July 2010 during which it indicated that it intends to reconsider its current policy of enforcement discretion and to begin drafting an oversight framework for LDTs. In October 2012, the FDA published a list of planned guidance documents that was to be the focus of the agency in its fiscal year 2013, including the finalization of previously issued draft guidance which could include guidance documents addressing FDA regulation of LDTs such as ours. As recently as December 2013, a senior agency official publicly reiterated the FDA’s continued interest in such regulation. To date, the FDA has not issued any of these planned guidance documents. We cannot predict the extent of the FDA’s future regulation and policies with respect to LDTs, and there can be no assurance that the FDA will not require us to obtain premarket clearance or approval for some or all portions of our proprietary tests. If the FDA makes significant changes to the regulation of LDTs, or if Congress were to pass legislation that more actively regulates LDTs and NIPTs, it could restrict our ability to provide our test, be reimbursed for our test or delay the launch of future tests. We could also be required to conduct additional clinical trials, submit a pre-market clearance notice or a pre-market approval application with the FDA or limit the labeling claims for our tests. If Harmony becomes listed with the FDA, it may also become subject to additional provisions of the PPACA, such as the medical device tax.

While we believe that we are currently in material compliance with applicable laws and regulations relating to LDTs, we cannot assure you that the FDA or other regulatory agencies would agree with our determination. A determination that we have violated these laws, or a public announcement that we are being investigated for possible violation of these laws, could hurt our business and our reputation. A significant change in any of these laws, or the FDA’s interpretation of the scope of its enforcement discretion, may require us to change our business model in order to maintain compliance with these laws.

In November 2013, the FDA issued a final guidance document entitled, “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only — Guidance for Industry and Food and Drug Administration Staff.” Per this guidance, manufacturers of research use only, or RUO, devices cannot market or promote their use in conducting investigations on human subjects. The final guidance, however, differs from prior draft guidance addressing the commercialization of RUO devices in that the agency no longer includes a recommendation that RUO device manufacturers cease sales to customers of the RUO devices that used the product for clinical diagnostic purposes. It is not yet clear how this new final guidance will impact Harmony.

Certain of the reagents and other products we use as part of Harmony are labeled as research use only products. FDA enforcement actions against any of these suppliers could impact the availability of these research use only products to us and any failure to obtain an acceptable substitute could significantly and adversely affect our business, financial condition and results of operations.

While we qualify all materials used in our tests according to CLIA regulations, we cannot be certain that the FDA will not enact rules or issue guidance documents which could impact our ability to purchase materials necessary for the performance of our tests. Should any of the reagents obtained by us from suppliers and used in conducting our tests be affected by future regulatory actions, our business could be adversely affected by those actions, including by an increase in the cost of testing or delays, limitations or prohibitions on the purchase of reagents necessary to perform testing.

If the validity of an informed consent from a patient intake by one of our partners was challenged, we could be forced to stop performing Harmony.

We have implemented measures to ensure that all clinical data and blood samples that we receive from our partners have been collected from subjects who have provided appropriate informed consent for us to perform Harmony. We seek to ensure these data and samples are provided to us on each subject. We also have measures in place to ensure that the subjects from whom the data and samples are collected do not retain or have conferred on them any proprietary or commercial rights to the data or any discoveries derived from them. Our partners operate in a number of different countries, and, to a large extent, we rely upon them to comply with the subject’s informed consent and with local law and international regulation. The collection of data and samples in many different countries results in complex legal questions regarding the adequacy of informed consent and the status of genetic material under a large number of different legal systems. The subject’s informed consent obtained in any particular country could be challenged in the future, and those informed consents could prove invalid, unlawful, or otherwise inadequate for our purposes. Any findings against us, or our partners, could deny us access to or force us to stop testing samples in a particular territory. We could become involved in legal challenges, which could consume our management and financial resources.

Ethical, legal and social concerns related to the use of genetic information could reduce demand for our tests.

DNA testing, like that conducted using Harmony, has raised ethical, legal and social issues regarding privacy and the appropriate uses of the resulting information. Governmental authorities could, for social or other purposes, limit or regulate the use of genomic information or genomic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Similarly, these concerns may lead patients to refuse to use genetic tests even if permissible. Ethical and social concerns may also influence U.S. and foreign patent offices and courts with regard to patent protection for technology relevant to our business. These and other ethical, legal and social concerns may limit market acceptance of our tests or reduce the potential markets for services and products enabled by our technology platform, either of which could harm our business.

Our financial condition and results of operations may be adversely affected by international government regulatory and business risks.

Our international operations subject us to varied and complex domestic, foreign and international laws and regulations. Compliance with these laws and regulations often involves significant costs or requires changes in our business practices that may reduce revenue and profitability. We may be subject to the regulatory approval requirements for each foreign country in which we sell our tests. Our future performance depends on, among other matters, the timely receipt of necessary regulatory approvals for our tests. Regulatory approval can be a lengthy, expensive and uncertain process. In addition, regulatory processes are subject to change, and new or changed regulations can result in increased costs and unanticipated delays. Any changes in foreign approval requirements and processes may cause us to incur additional costs or lengthen review times of our tests. We may not be able to obtain foreign regulatory approvals on a timely basis, if at all, and any failure to do so may cause us to incur additional costs or prevent us from marketing our tests in foreign countries, which may harm our business.

We could incur additional legal compliance costs associated with our global operations and could become subject to legal penalties if we do not comply with certain regulations. For example, we are subject to the U.S. Foreign Corrupt Practices Act which, among other restrictions, prohibits U.S. companies and their intermediaries from making payments to foreign officials for the purpose of obtaining or retaining business or otherwise obtaining favorable treatment, as well as anti-bribery and anti-corruption laws of other jurisdictions. In addition, our international activities are subject to compliance with U.S. economic and trade sanctions, which restrict or otherwise limit our ability to do business in certain designated countries. Our training and compliance program and our other internal control policies and procedures may not always protect us from acts committed by our employees or agents.

Any test for which we obtain regulatory clearance will be subject to extensive ongoing regulatory requirements, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our tests.

Any test for which we obtain regulatory clearance, including Harmony, along with the manufacturing processes, labeling, advertising and promotional activities for such tests, will be subject to continual requirements of, and review by applicable regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, requirements relating to product labeling, advertising and promotion and recordkeeping. Regulatory clearance of a test may be subject to limitations by the regulatory body as to the indicated uses for which the product may be marketed or to other conditions of approval. In addition, approval may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the test. After clearance, discovery of previously-unknown problems with our tests, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in actions such as:

•	restrictions on operations of our laboratory;

•	restrictions on marketing of a test;

•	warning letters;

•	withdrawal of the test from the market;

•	refusal to approve applications or supplements to approved applications that we may submit;

•	fines, restitution or disgorgement of profits or revenue;

•	suspension, limitation or withdrawal of regulatory clearances;

•	exclusion from participation in U.S. federal or state healthcare programs, such as Medicare and Medicaid;

•	refusal to permit the import or export of our tests;

•	product seizure;

•	injunctions; or

•	imposition of civil or criminal penalties.

Risks Related to this Offering

An active trading market for our common stock may not develop or be sustainable, and investors may not be able to resell their shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters and may bear no relationship to the price at which the common stock will trade upon the closing of this offering. An active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for investors to resell the shares purchased in this offering.

We cannot predict the prices at which our common stock will trade and investors may not be able to resell their shares at a price that is at or above the initial public offering price.

The trading price of our common stock is likely to be volatile, and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market in which we operate have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	demand by clinicians and patients for our current and future tests, if any;

•	coverage and reimbursement decisions by third-party payers and announcements of those decisions;

•	clinical trial results and publication of results in peer-reviewed journals or presentation of results at medical conferences;

•	new or less expensive tests and services or new technology introduced or offered by our competitors or us;

•	changes in the regulatory environment, including any announcement from the FDA regarding its decisions in regulating our activities;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	developments with our collaborative partners, including marketing arrangements;

•	announcements by us of significant acquisitions, licenses, strategic partnerships, joint ventures or capital commitments;

•	market conditions in the diagnostic sector and issuance of securities analysts’ reports or recommendations;

•	sales of substantial amounts of our stock by insiders and large stockholders, or the expectation that such sales might occur;

•	general economic, industry and market conditions;

•	additions or departures of key personnel;

•	intellectual property, product liability or other litigation against us; and

•	the other factors described in this “Risk Factors” section.

In addition, in the past, stockholders have initiated class action lawsuits against companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Based upon shares outstanding as of March 31, 2014, upon the closing of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock will, in the aggregate, beneficially own approximately 71.8% of our outstanding common stock. Venrock Healthcare Capital Partners, L.P. and an affiliated fund, collectively VHCP, both existing stockholders of Ariosa who are affiliated with one of our directors have indicated an interest in purchasing approximately $10 million worth of shares of our common stock in this offering at the initial public offering price. If VHCP were to purchase all of these shares, assuming an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, then our executive officers, directors and current beneficial owners of 5% or more of our common stock will, in the aggregate, beneficially own approximately 75.2% of our outstanding common stock after this offering. These persons, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with the interests of other stockholders.

Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations and will be affected by numerous factors, including:

•	our ability to successfully market and sell Harmony;

•	the timing of cash collections from third-party payers, including our collaboration partners;

•	the extent to which our tests are eligible for coverage and reimbursement from third-party payers;

•	changes in coverage and reimbursement or in reimbursement-related laws directly affecting our business;

•	any intellectual property infringement lawsuit or opposition, post grant review or cancellation proceeding in which we may become involved;

•	regulatory developments affecting Harmony, any future tests we may develop or competing tests; and

•	total operating expenses.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

If securities or industry analysts do not publish research, or publish unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies in the United States, which may adversely affect our operating results.

As a public company listed in the United States, we will incur significant additional legal, accounting and other expenses. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the NASDAQ Global Market, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us, and our business may be harmed.

Further, failure to comply with these laws, regulations and standards might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

We do not anticipate paying any cash dividends on our common stock so any returns will be limited to changes in the value of our common stock.

We have never declared or paid cash dividends on our common stock. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of our current credit facility restricts our ability to pay dividends and any future debt agreements may preclude us from paying dividends. Any return to stockholders will therefore be limited to the increase, if any, of our stock price.

We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

Although we currently intend to use the net proceeds from this offering in the manner described in the section titled “Use of Proceeds” in this prospectus, we will have broad discretion over the use of proceeds from this offering. Investors may not agree with our decisions, and our use of the proceeds may not yield any return on your investment in us. Our failure to apply the net proceeds of this offering effectively could impair our ability to pursue our growth strategy or could require us to raise additional capital.

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common stock may be lower as a result.

There are provisions in our certificate of incorporation and bylaws, as they will be in effect following this offering, that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by our stockholders.

Our charter documents will also contain other provisions that could have an anti-takeover effect, such as:

•	establishing a classified board of directors so that not all members of our board of directors are elected at one time;

•	permitting the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•	providing that directors may only be removed for cause;

•	prohibits cumulative voting for directors;

•	requiring super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

•	authorizing the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	eliminating the ability of stockholders to call special meetings of stockholders; and

•	prohibiting stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our certificate of incorporation or our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. If a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

We are an “emerging growth company,” and we expect to comply with the reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and for as long as we continue to be an “emerging growth company,” we expect to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will continue to be an “emerging growth company” until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock, and our stock price may be more volatile.

If we fail to develop and maintain proper and effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, or the date we are no longer an “emerging growth company,” as defined in the JOBS Act. We will be required to disclose changes made in our internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. We are beginning the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of March 31, 2014, upon the closing of this offering, we will have outstanding a total of 17,250,099 shares of common stock. Of these shares, only the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market immediately after the offering. Each of our directors and executive officers, and substantially all holders of our common stock and securities exercisable for or convertible into our common stock have entered into lock-up agreements with the underwriters that restrict their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, J.P. Morgan Securities LLC and Citigroup Global Markets, Inc., however, may, in their sole discretion, waive the contractual lock-up prior to the expiration of the lock-up agreements. After the lock-up agreements expire, based on shares outstanding as of March 31, 2014, an additional 13,750,099 shares of common stock will be eligible for sale in the public market. These shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding and reserved for issuance under our stock plans. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements described above. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Purchasers in this offering will experience immediate and substantial dilution in the tangible net book value of their investment.

The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $12.20 in net tangible book value per share from the price you paid, based on an assumed initial public offering price of $17.00 per share. In addition, new investors who purchase shares in this offering will contribute approximately 47% of the total amount of equity capital raised by us through the date of this offering, but will only own approximately 20% of the outstanding share capital. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial condition, business strategy and plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” “predict,” “should,” “will” or the negative of these terms or other similar expressions.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including risks described in the section titled “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	our expectation that, for the foreseeable future, substantially all of our revenue will be derived from sales of Harmony;

•	our ability to expand our sales and marketing capabilities to increase demand for Harmony, expand geographically and obtain favorable coverage and reimbursement determinations from third-party payers;

•	our reliance on LabCorp to market and offer Harmony in the United States and Canada;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	competition in the markets we serve;

•	our expectations of the reliability, accuracy and performance of Harmony;

•	our expectations of the benefits to patients, providers and payers of Harmony;

•	our reliance on collaborators such as medical institutions, contract laboratories, collaborative partners and other third parties;

•	our ability to operate our laboratory facility and meet expected demand;

•	limited number of suppliers and availability of replacement laboratory instruments and materials;

•	our expectations of the rate of adoption of Harmony and of any of our future tests by laboratories, clinics, clinicians, payers and patients;

•	our reliance on peer-reviewed medical publications of Harmony and of any of our future tests;

•	the factors we believe drive demand for Harmony and our ability to sustain or increase such demand;

•	our ability to develop additional revenue opportunities, including new tests;

•	scope of protection we establish and maintain for intellectual property rights covering Harmony and any other test we may develop;

•	our estimates regarding our costs and risks associated with our international operations and international expansion;

•	loss of key personnel;

•	our expectations regarding acquisitions and strategic operations;

•	our ability to fund our working capital requirements;

•	our compliance with federal, state and foreign regulatory requirements;

•	the factors that may impact our financial results; and

•	anticipated trends and challenges in our business and the markets in which we operate.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources including the independent industry publication set forth below and is subject to a number of assumptions and limitations. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publication and other third-party sources included in this prospectus is reliable, such information is inherently imprecise. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in the text of the prospectus is contained in an independent industry publication. The source of, and selected additional information contained in, this independent publication is provided below:

•	Frost and Sullivan, Strategic Analysis of the U.S. Prenatal Testing Market, June 2011.

The content of the foregoing source, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of 3,500,000 shares of common stock that we are selling in this offering of approximately $52.3 million, based on an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their over-allotment option to purchase additional shares, we estimate that our net proceeds will be approximately $60.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $3.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) by 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $15.8 million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

We currently intend to use the net proceeds from this offering as follows:

•	approximately $25.0 million to expand our commercial organization, including sales and marketing personnel and for sales and marketing initiatives;

•	approximately $8.0 million for our San Jose, California laboratory infrastructure; and

•	the remainder for general corporate purposes.

We may also use a portion of the net proceeds for the acquisition of, or investment in, complementary business, products or technologies, although we have no present commitments or agreements for any specific acquisitions or investments. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

Management’s plans for the net proceeds to be received upon the closing of this offering are subject to change due to unforeseen events and opportunities, and the amounts and timing of our actual expenditures depend on several factors, including the amount of cash generated or used by our operations, our international commercialization activities and research and development efforts. We cannot specify with certainty the particular uses for the net proceeds, for example, demand for Harmony in international markets may lead us to invest more of the net proceeds in our international operations and changes in emerging NIPT trends may lead us to invest the proceeds to accelerate our research and development efforts. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. In addition, our credit facility with Silicon Valley Bank restricts our ability to pay dividends. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our stock may also be limited by the terms of any future debt or preferred securities or future credit facility.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014, as follows:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect (a) the conversion of all outstanding shares of preferred stock into 11,579,118 shares of common stock immediately prior to the closing of this offering, (b) the filing of our amended and restated certificate of incorporation, and (c) the sale of 3,500,000 shares of common stock in this offering based on an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2014
	Actual	Pro Forma As Adjusted(1)
	(In thousands, except share and per share data)
	(Unaudited)
Cash and cash equivalents	$16,841	$69,176

Debt obligations, current and long-term	$5,028	$5,028
Stockholders’ equity:
Convertible preferred stock, par value $0.001 per share: 11,670,940 shares authorized, 11,579,118 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	67,186	—
Preferred stock, par value $0.001 per share: no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—
Common stock, par value $0.001 per share: 25,000,000 shares authorized, 2,170,981 shares issued and outstanding, actual; 200,000,000 shares authorized, 17,250,099 shares issued and outstanding, pro forma as adjusted	4	17
Additional paid-in capital	2,723	122,231
Accumulated deficit	(39,496)	(39,496)

Total stockholders’ equity	30,417	82,752

Total capitalization	$35,445	$87,780

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $3.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $15.8 million, assuming an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of common stock in the table above is based on 13,750,099 shares of common stock outstanding as of March 31, 2014, and excludes:

•	2,249,392 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2014 with a weighted average exercise price of $4.30 per share;

•	96,716 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2014 with a weighted average exercise price of $5.38 per share;

•	19,027 shares of common stock reserved for future issuance under our 2009 Equity Incentive Plan, which shares will cease to become available for future issuance at the time our 2014 Equity Incentive Plan becomes effective in connection with this offering;

•	2,500,000 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering; and

•	500,000 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the closing of this offering.

The pro forma net tangible book value of our common stock as of March 31, 2014 was $30.4 million, or $2.21 per share, based on 13,750,099 shares of common stock outstanding. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock, after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock immediately prior to the closing of this offering.

After giving effect to the sale of 3,500,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014, would have been $82.8 million, or $4.80 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.59 per share to our existing stockholders and an immediate dilution of $12.20 per share to investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$17.00
Pro forma net tangible book value per share at March 31, 2014	$2.21
Increase in pro forma net tangible book value per share attributable to new investors in this offering	2.59

Pro forma as adjusted net tangible book value per share after this offering		4.80

Dilution in net tangible book value per share to new investors in this offering		$12.20

Each $1.00 increase (decrease) in the assumed initial public offering price of $17.00 would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $0.19 per share and the dilution to new investors by $0.81 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the pro forma as adjusted net tangible book value by $0.60 per share and the dilution to new investors by $0.60 per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions.

If the underwriters exercise in full their over-allotment option to purchase 525,000 additional shares from us, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $5.12 per share, representing an immediate increase to existing stockholders of $2.91 per share, and immediate dilution to investors in this offering of $11.88 per share.

The following table summarizes, as of March 31, 2014 on the pro forma as adjusted basis described above:

•	the total number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering;

•

the total consideration paid to us by our existing stockholders and by new investors purchasing common stock in this offering, assuming an initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering; and

•	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	13,750,099	80%	$67,796,309	53%	$4.93
New investors	3,500,000	20	59,500,000	47	17.00

Total	17,250,099	100%	$127,296,309	100%

The total number of shares of common stock reflected in the discussion and tables above is based on 13,750,099 shares of common stock outstanding as of March 31, 2014, and excludes:

•	2,249,392 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2014 with a weighted average exercise price of $4.30 per share;

•	96,176 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2014 with a weighted average exercise price of $5.38 per share;

•	19,027 shares of common stock reserved for future issuance under our 2009 Equity Incentive Plan, which shares will cease to become available for future issuance at the time our 2014 Equity Incentive Plan becomes effective in connection with this offering;

•	2,500,000 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering; and

•	500,000 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) total consideration paid by new investors by $3.5 million and increase (decrease) the total consideration paid to us by new investors by 6% assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting underwriting discounts and commissions and estimated expenses payable by us.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2009 Equity Incentive Plan and the outstanding warrants as of March 31, 2014 were exercised, then our existing stockholders, including the holders of these options and warrants, would own 82% and our new investors would own 18% of the total number of shares of our common stock outstanding upon the closing of this offering.

Venrock Healthcare Capital Partners, L.P. and an affiliated fund, collectively VHCP, both existing stockholders of Ariosa who are affiliated with one of our directors, have indicated an interest in purchasing approximately $10 million worth of shares of our common stock in this offering at the initial public offering price. The foregoing discussion does not reflect the potential purchase of any shares in this offering by VHCP.

SELECTED FINANCIAL DATA

You should read the selected financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The selected financial data included in this section are not intended to replace the financial statements and related notes included elsewhere in this prospectus.

We derived the statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus. We derived the balance sheet data as of December 31, 2011 from our audited financial statements which are not included in this prospectus. We derived the statements of operations data for the three months ended March 31, 2013 and 2014 and the selected balance sheet data as of March 31, 2014 from our unaudited interim financial statements and related notes included elsewhere in this prospectus. Our unaudited interim financial statements were prepared on the same basis as our audited financial statements and include, in our opinion, all adjustments, consisting of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those financial statements. Historical results are not necessarily indicative of the results that may be expected in the future and results for the three months ended March 31, 2014 are not indicative of results to be expected for the full year. We expect to incur losses for the foreseeable future as we grow our business.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(In thousands, except per share data)
				(Unaudited)
Statements of Operations Data:
Revenue	$—	$12,039	$53,314	$9,577	$19,503
Cost of revenue	—	5,460	17,896	3,395	5,830

Gross profit	—	6,579	35,418	6,182	13,673
Operating expenses:
Research and development	9,519	12,954	13,404	3,580	4,257
Selling, general and administrative	2,642	15,382	24,340	5,115	8,247

Total operating expenses	12,161	28,336	37,744	8,695	12,504

Income (loss) from operations	(12,161)	(21,757)	(2,326)	(2,513)	1,169
Interest and other income	5	64	9	4	2
Interest expense	(183)	(172)	(97)	—	(100)

Net income (loss)	$(12,339)	$(21,865)	$(2,414)	$(2,509)	$1,071

Net income (loss) per common share(1):
Basic	$(14.44)	$(16.40)	$(1.32)	$(1.47)	$—

Diluted	$(14.44)	$(16.40)	$(1.32)	$(1.47)	$—

Shares used in computing net income (loss) per common share(1):
Basic	854	1,333	1,835	1,707	2,090

Diluted	854	1,333	1,835	1,707	2,090

Pro forma net income (loss) per common share (unaudited)(1):
Basic			$(0.18)		$0.08

Diluted			$(0.18)		$0.07

Shares used in computing pro forma net income (loss) per common share (unaudited)(1):
Basic			13,415		13,669

Diluted			13,415		15,960

(1)	See Note 11 to the notes to our financial statements for a description of the method used to compute basic and diluted net income (loss) per share and pro forma net income (loss) per share.

The stock-based compensation expense included above was as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012(1)	2013	2013	2014
	(In thousands)
				(Unaudited)
Cost of revenue	$—	$124	$89	$8	$21
Research and development	70	338	258	51	89
Selling, general and administrative	31	499	427	65	316

Total stock-based compensation	$101	$961	$774	$124	$426

(1)	In December 2012, certain executive officers and employees sold 216,569 shares of common stock at a price of $12.08 per share to entities affiliated with two of our existing stockholders, Meritech Capital Partners and Venrock. The purchase was deemed a compensatory arrangement which resulted in a capital contribution and stock-based compensation expense of $633,000.

	As of December 31,			As of March 31, 2014
	2011	2012	2013
	(In thousands)
				(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$51,276	$16,853	$14,075	$16,841
Working capital	49,277	21,612	24,599	25,166
Total assets	55,566	36,547	40,563	45,275
Debt obligations, current and long-term	2,568	—	5,000	5,028
Convertible preferred stock	67,186	67,186	67,186	67,186
Total stockholders’ equity	51,117	30,293	28,885	30,417

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” included elsewhere in this prospectus.

Overview

We are a global commercial-stage molecular diagnostics company focused on improving overall patient care by developing and delivering innovative, affordable and widely-accessible genetic testing. Our proprietary technology allows targeted analysis of DNA and our expertise in bioinformatics and automation provides highly efficient and scalable laboratory processes. We believe our approach is fundamentally transforming complex molecular testing into an affordable solution that meets the rapidly evolving needs of patients, providers and payers.

Our first offering, the Harmony Prenatal Test, or Harmony, is a safe, non-invasive and highly accurate blood test for pregnant women that can be used as early as ten weeks into pregnancy. By evaluating DNA from the fetus and mother found in maternal blood, commonly referred to as cell-free DNA, or cfDNA, Harmony can assess, with a high degree of accuracy, the risk of the most prevalent chromosome conditions, such as Down syndrome, and provide fetal sex information. Harmony has been evaluated in the general and high risk pregnancy population across twelve clinical studies involving over 8,000 pregnant women. Since 2012, Harmony has been tested in over 225,000 pregnant women including over 50,000 tests in the quarter ended March 31, 2014.

Since our inception in November 2008, we have been focused on the development of Harmony for use in the general pregnancy population. In August 2010, we began enrollment in our first significant clinical study of Harmony in pregnant women.

In March 2012, we completed the laboratory validation study for Harmony in our CLIA certified laboratory, which allowed us to commercially launch Harmony in the United States. We initially launched Harmony in select medical centers across the United States. In May 2012, we entered into an agreement with Laboratory Corporation of America Holdings, or LabCorp, which made Harmony available at LabCorp’s patient service centers. Pursuant to our agreement we granted LabCorp the exclusive right to offer Harmony in the United States and Canada. In January 2014, we and LabCorp amended our agreement and beginning in March 2014, we have the right to offer Harmony in the United States and Canada directly or through other distribution partners. LabCorp retains the right to offer Harmony in the United States and Canada on a non-exclusive basis on amended pricing terms until December 2016, and LabCorp is permitted to market other non-invasive sequencing based prenatal testing options in the United States and Canada. In 2012, we generated $12.0 million in revenue, of which approximately 98% was from LabCorp. In 2013, we generated $53.3 million in revenue, of which approximately 73% was from LabCorp. In the three months ended March 31, 2014, we generated $19.5 million in revenue, of which approximately 62% was from LabCorp. All of our revenue in 2012, 2013 and the three months ended March 31, 2014 was generated from Harmony.

Since October 2012, we have worked closely with the Fetal Medicine Foundation, a highly influential global body for prenatal care located in the United Kingdom, to drive global awareness of the benefits of Harmony for the general pregnancy population. Through this relationship, our service agreements with local and regional laboratories and our direct sales force, Harmony is offered in over 90 countries to hospitals, clinics and individual physicians. Revenue generated in international markets represented approximately 25% of our revenue in 2013, and approximately 35% of our revenue in the three months ended March 31, 2014. Other than the United States, no country represented more than 10% of revenue in 2013 or the three months ended March 31, 2014. We expect revenue in international markets will, at least in the short-term, grow at a faster rate than our revenue in the United States.

We have incurred significant losses in each full year since our inception, including net losses of $12.3 million, $21.9 million and $2.4 million in 2011, 2012 and 2013, respectively. For the three months ended March 31, 2014, we had net income of $1.1 million; however, we expect to incur losses for the foreseeable future as we grow our business. As of March 31, 2014, our accumulated deficit was $39.5 million and we had $16.8 million in cash and cash equivalents.

Financial Operations Overview

Revenue

We currently generate all of our revenue from the sale of Harmony. For tests performed where contracted reimbursement exists, we recognize revenue upon delivery of the test results to our customer. Through February 2014, LabCorp was the primary interface with payers in the United States and Canada and was responsible for securing payer contracts and performing billing services. LabCorp bills payers and/or patients and pays us on a per test basis according to scheduled rates.

If we do not have sufficient history of collection or are not able to determine a predictable pattern of payment, we recognize revenue when cash is received. Revenue recognized on a cash basis represented less than 2% of our revenue in 2012 and less than 1% of our revenue in 2013 and in the three months ended March 31, 2014. We expect the transition to a non-exclusive relationship with LabCorp and the sale of Harmony through our direct sales force and potentially new laboratory partners to increase the percentage of revenue recognized on a cash basis, at least in the short term.

Our ability to increase our revenue will depend on our ability to further penetrate the U.S. market, broaden access to Harmony within the general pregnancy population, expand the availability of Harmony outside the United States and increase our reimbursement rate for tests performed. The transition to a non-exclusive relationship with LabCorp may adversely affect our revenue growth and our gross margins at least in the short term. In addition, we may not be able to maintain or replicate LabCorp’s reimbursement arrangements with payers, which could also adversely affect our revenue growth and gross margins.

Cost of Revenue

The components of our cost of revenue include cost of materials, supplies, labor for laboratory personnel, equipment and facility expenses associated with processing samples, freight charges for inbound samples and sample shipping supplies. We perform all Harmony testing at our facility located in San Jose, California. Facility expenses include allocated overhead including rent, information technology, equipment depreciation and utilities. Costs associated with performing tests are recorded as the test is processed regardless of whether and when revenue is recognized with respect to that test. We expect cost of revenue in absolute dollars to increase as the number of tests we perform increases. However, we also expect that as test volumes increase we will realize manufacturing efficiencies.

Research and Development

Research and development costs are expensed as incurred and are comprised of costs incurred in performing research and development activities. The costs consist of personnel-related costs including salaries, benefits and stock-based compensation expense, clinical trial costs, contract services, allocated overhead, including rent, information technology, equipment depreciation and utilities, and other outside costs. All costs including materials and supplies incurred prior to establishing technological feasibility in March 2012, were expensed to research and development as incurred. We expect research and development expenses to increase in future periods as we develop additional products, expand the range of test options available to physicians using Harmony, and continue to invest in Harmony process improvements.

Selling, General and Administrative

Selling expenses consist of personnel-related costs, including salaries, benefits, stock-based compensation expense, direct marketing expenses, consulting costs, and allocated overhead including rent, information technology, equipment depreciation and utilities. We expect our selling expenses to increase in future periods as we grow our direct sales, marketing and reimbursement teams to drive adoption of Harmony in the United States and in the general pregnancy population in particular. We also intend to continue to expand our sales presence internationally as we seek greater market awareness and adoption of Harmony.

General and administrative expenses include executive, finance and accounting, human resources and legal functions. These expenses consist of personnel-related costs including salaries, benefits and stock-based compensation expense, audit and legal expenses, consulting costs, and allocated overhead, including rent, information technology, equipment depreciation and utilities. We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the Securities and Exchange Commission and the NASDAQ Global Market, additional insurance expenses, investor relations activities and other administrative and professional services.

Interest Income and Other Income

Interest income and other income primarily consists of interest earned on our cash and cash equivalents.

Interest Expense

Interest expense consists of interest on outstanding borrowings.

Results of Operations

Comparison of the Three Months Ended March 31, 2013 and 2014

	Three Months Ended March 31,		Dollar Change	% Change
	2013	2014
	(In thousands)
Revenue	$9,577	$19,503	$9,926	104%
Cost of revenue	3,395	5,830	2,435	72%

Gross profit	6,182	13,673	7,491	121%
Operating expenses:
Research and development	3,580	4,257	677	19%
Selling, general and administrative	5,115	8,247	3,132	61%

Total operating expenses	8,695	12,504	3,809	44%

Income (loss) from operations	(2,513)	1,169	3,682	147%

Interest and other income	4	2	(2)	*
Interest expense	—	(100)	(100)	*

Net income (loss)	$(2,509)	$1,071	$3,580	143%

*	not meaningful

Revenue

Revenue increased $9.9 million, or 104%, from the three months ended March 31, 2013 to the three months ended March 31, 2014 due to an increase in revenue from LabCorp and our international customers. For the three months ended March 31, 2013 and 2014, 94% and 62% of our revenue was from LabCorp. In 2013, we entered into agreements with an additional U.S. healthcare provider and a number of international clinics to offer Harmony that also contributed to the increase in revenue over the prior period. Revenue from international clinics was $6.9 million for the three months ended March 31, 2014, compared to $583,000 for the three months ended March 31, 2013. The increase in revenue from international clinics was primarily due to increased test volumes.

Cost of Revenue

Cost of revenue increased $2.4 million, or 72%, from the three months ended March 31, 2013 to the three months ended March 31, 2014, due to an increase in test volumes.

Research and Development

Research and development expenses increased $0.7 million, or 19%, from the three months ended March 31, 2013 to the three months ended March 31, 2014. The increase was primarily related to an increase in personnel-related costs of $0.3 million due to higher headcount, an increase of $1.3 million in laboratory supplies and other materials used in research activity, partially offset by a $0.7 million decrease in clinical costs for our NEXT trial that closed enrollment in 2013.

Selling, General and Administrative

Selling, general and administrative expenses increased $3.1 million, or 61%, from the three months ended March 31, 2013 to the three months ended March 31, 2014. The increase was primarily related to an increase of $1.3 million in personnel-related costs due to higher headcount, and a $1.3 million increase in professional fees primarily related to litigation pertaining to various patent matters. In addition, costs related to travel for sales, marketing and medical affairs functions increased by $0.2 million.

Interest and Other Income

Interest and other income decreased $2,000 from the three months ended March 31, 2013 to the three months ended March 31, 2104.

Interest Expense

Interest expense increased by $0.1 million from the three months ended March 31, 2013 to the three months ended March 31, 2014 as our average borrowings were lower in 2013.

Comparison of the Years Ended December 31, 2012 and 2013

	Year Ended December 31,		Dollar Change	% Change
	2012	2013
	(In thousands)
Revenue	$12,039	$53,314	$41,275	343%
Cost of revenue	5,460	17,896	12,436	228%

Gross profit	6,579	35,418	28,839	438%
Operating expenses:
Research and development	12,954	13,404	450	3%
Selling, general and administrative	15,382	24,340	8,958	58%

Total operating expenses	28,336	37,744	9,408	33%

Loss from operations	(21,757)	(2,326)	19,431	(89)%

Interest and other income	64	9	(55)	(86)%
Interest expense	(172)	(97)	75	(44)%

Net loss	$(21,865)	$(2,414)	$19,451	(89)%

Revenue

Revenue increased $41.3 million, or 343%, from 2012 to 2013 as the commercial launch of Harmony occurred in March 2012. In May 2012, we entered into our agreement with LabCorp. Harmony was initially offered through select LabCorp sales channels but did not experience significant market adoption until late 2012. For 2012 and 2013, 98% and 73% of our revenue was from LabCorp. In 2013, we entered into agreements with an additional U.S. healthcare provider and a number of international clinics to offer Harmony. These additional agreements contributed to the increase in revenue over the prior period. Revenue from international clinics was $13.3 million for 2013, compared to zero in 2012.

Cost of Revenue

Cost of revenue increased $12.4 million, or 228%, from 2012 to 2013, as we commercially launched Harmony in March 2012. We established technological feasibility in March 2012 and $1.0 million in materials that were purchased prior to March 2012 were previously expensed to research and development but were consumed in commercial operations in 2012.

Research and Development

Research and development expenses increased $0.5 million, or 3%, from 2012 to 2013. The increase was primarily driven by an increase in personnel-related costs of $0.6 million due to higher headcount, which was partially offset by a $0.2 million decrease in clinical costs for our NEXT study that started enrollment in April 2012.

Selling, General and Administrative

Selling, general and administrative expenses increased $9.0 million, or 58%, from 2012 to 2013. The increase was primarily related to an increase of $3.3 million in personnel-related costs due to higher headcount, and a $3.9 million increase in professional fees, primarily for litigation pertaining to various patent matters. Costs related to travel for sales, marketing and medical affairs functions increased by $0.6 million, and marketing expenses for trade shows, promotional materials and other marketing efforts increased by $0.7 million. In addition, allocated costs such as facility and information technology related costs increased by $0.2 million as we expanded our leased space and headcount.

Interest and Other Income

Interest and other income decreased $55,000 from 2012 to 2013. The decrease was primarily due to a decrease in cash and cash equivalent balances in 2013.

Interest Expense

Interest expense decreased by $75,000 from 2012 to 2013 as our average borrowings were lower in 2013.

Comparison of the Years Ended December 31, 2011 and 2012

	Year Ended December 31,		Dollar Change	% Change
	2011	2012
	(In thousands)
Revenue	$—	$12,039	$12,039	*
Cost of revenue	—	5,460	5,460	*

Gross profit	—	6,579	6,579	*
Operating expenses:
Research and development	9,519	12,954	3,435	36%
Selling, general and administrative	2,642	15,382	12,740	482%

Total operating expenses	12,161	28,336	16,175	133%

Loss from operations	(12,161)	(21,757)	(9,596)	79%

Interest and other income	5	64	59	*
Interest expense	(183)	(172)	11	(6)%

Net loss	$(12,339)	$(21,865)	$(9,526)	77%

*	not meaningful

Revenue

Revenue was zero in 2011 and $12.0 million in 2012, as we began commercial operations in March 2012.

Cost of Revenue

Cost of revenue was zero in 2011 and $5.5 million in 2012. We began commercial operations in March 2012, and the increase was due to the launch of Harmony and related costs.

Research and Development

Research and development expenses increased $3.4 million, or 36%, from 2011 to 2012. The increase was due to a $1.8 million increase in personnel-related costs primarily from higher headcount, a $1.6 million increase in our clinical study expenses primarily due to the NEXT clinical study that started enrollment in April 2012 and higher product development activities, and a $0.4 million increase in supplies and depreciation and maintenance costs related to equipment and facilities. These increases were partially offset by a $0.3 million decrease in consulting and outside services costs.

Selling, General and Administrative

Selling, general and administrative expenses increased $12.7 million, or 482%, from 2011 to 2012. The increase was due to a $8.1 million increase in professional fees related to litigation, a $2.9 million increase in personnel-related costs primarily from higher headcount, a $1.2 million increase in travel and marketing activities for trade shows and promotional materials, and a $0.5 million increase in occupancy and equipment expenses as we expanded our San Jose facility in June 2011.

Interest and Other Income

Interest and other income increased $59,000 from 2011 to 2012. The increase was primarily due to higher cash and cash equivalent balances in 2012.

Interest Expense

Interest expense decreased by $11,000 from 2011 to 2012 as our average borrowings were lower in 2012.

Liquidity and Capital Resources

We have funded our operations to date primarily with net proceeds from sales of our preferred stock, convertible notes, borrowings under our credit facilities with a commercial bank and revenues from operations. As of March 31, 2014, we had $16.8 million of cash and cash equivalents and an accumulated deficit of $39.5 million.

We believe our existing cash and cash equivalents, anticipated revenues, net proceeds from this offering and amounts available under our credit facility will be sufficient to fund our projected operating requirements for at least the next 12 months. However, we may require additional capital for further product development and may need to raise additional funds sooner to pursue other development activities.

Until we generate sufficient revenues, if ever, we expect to finance a portion of our future cash needs through public or private equity or debt offerings, as well as amounts available under our credit facility. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly scale back our operations or delay, scale back or discontinue the development of one or more of our services. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing stockholders, increased fixed payment obligations and these securities may have rights senior to those of our common stock. If we incur additional indebtedness, we could become subject to further covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could harm our business, financial condition and prospects.

Our primary short-term needs for cash, which are subject to change, include expenditures related to Harmony commercialization activities including the expansion of the capacity at our San Jose, California testing facility. We made capital expenditures of $0.2 million in the three months ended March 31, 2014, and we anticipate making capital expenditures of approximately $3.9 million during the remainder of 2014.

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(In thousands)
				(Unaudited)
Cash provided by (used in) operating activities	$(10,145)	$(26,095)	$(2,879)	$(3,971)	$3,517
Cash used in investing activities	(760)	(5,894)	(3,705)	(511)	(220)
Cash provided by (used in) financing activities	55,138	(2,434)	3,806	4	(531)

Cash Flows from Operating Activities

Cash provided by operating activities for the three months ended March 31, 2014 was $3.5 million. The net income of $1.1 million includes non-cash charges of $0.7 million for depreciation and amortization and $0.4 million of stock-based compensation. The change in operating assets was primarily due to a $1.1 million increase in accounts receivable as our revenue increased period over period and a $2.7 million increase in accounts payable and accrued liabilities due to the growth in our operations and the timing of payments.

Cash used in operating activities for 2013 was $2.9 million. The net loss of $2.4 million was offset by non-cash charges of $2.9 million for depreciation and amortization and $0.8 million of stock-based compensation.

The change in operating assets was primarily due to a $5.9 million increase in accounts receivable as our revenue has increased period over period, offset by a $1.9 million increase in accounts payable and accrued liabilities due to the growth in our operations and the timing of payments. The increase in accounts receivable of $5.9 million in 2013 was primarily due to an increase in accounts receivable from international customers of $5.0 million and an increase in accounts receivable from LabCorp of $0.5 million. As of December 31, 2013, 96% of accounts receivable was less than 60 days old.

Cash used in operating activities for 2012 was $26.1 million. The net loss of $21.9 million was offset by non-cash charges of $2.1 million for depreciation and amortization, $0.2 million of long-lived assets write-off, and $1.0 million of stock-based compensation. The change in operating assets was primarily due to a $7.3 million increase in accounts receivable as we commercially launched Harmony in 2012, and a $2.9 million increase in accounts payable and accrued liabilities due to the growth in our operations and the timing of our payments. The $2.8 million increase in inventory is related to the commercial launch of Harmony in 2012.

Cash used in operating activities for 2011 was $10.1 million. The net loss of $12.3 million was offset by non-cash charges of $1.0 million of depreciation and amortization, and $0.1 million of stock-based compensation. The change in net operating assets was primarily due to an increase in accounts payable and accrued liabilities of $1.3 million due to the timing of payments.

Cash Flows from Investing Activities

Cash used in investing activities was $0.2 million for the three months ended March 31, 2014 related to the purchase of property and equipment.

Cash used in investing activities was $3.7 million for 2013 related to the purchase of property and equipment.

Cash used in investing activities was $5.9 million for 2012 related to the purchase of property and equipment totaling $6.3 million, partially offset by proceeds of $0.5 million from the maturities of available-for-sale securities.

Cash used in investing activities was $0.8 million for 2011, which consisted of purchases of securities totaling $1.4 million and purchases of property and equipment totaling $2.6 million which was partially offset by proceeds of $3.2 million resulting from maturities of available-for-sale securities.

Cash Flows from Financing Activities

Cash used in financing activities for the three months ended March 31, 2014 of $0.5 million was primarily related to offering costs related to this offering.

Cash provided by financing activities for 2013 of $3.8 million was primarily from $5.0 million of net additional borrowings under a new credit facility we entered into in March 2013 and subsequently amended in December 2013, which was partially offset by $1.2 million we incurred in offering costs related to this offering.

Cash used in financing activities for 2012 of $2.4 million was primarily related to payments on our prior credit facility.

Cash provided by financing activities for 2011 of $55.1 million was due to the net proceeds from the sale of Series C preferred stock of $45.7 million, proceeds from the issuance of convertible promissory notes of $6.8 million, and net proceeds of $2.6 million from our prior credit facility.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2013:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
	(In thousands)
Operating leases(1)	$4,263	$896	$1,850	$1,517	$—
Principal payment on debt obligation	5,000	—	3,240	1,760	—
Interest and fees on debt obligation	1,081	264	388	429	—

Total	$10,344	$1,160	$5,478	$3,706	$—

(1)	Represents amounts payable pursuant to the lease agreement for our headquarters and laboratory facilities in San Jose, California.

Silicon Valley Bank Credit Facility

In March 2013, we entered into a loan and security agreement, or the Loan Agreement, with Silicon Valley Bank, or SVB. The agreement includes a $10.0 million revolving line of credit and an additional $5.0 million of borrowing capacity under term loan advances. We borrowed the initial tranche of $2.0 million on the effective date of the agreement.

In December 2013, we executed an amendment to the Loan Agreement with SVB. The Loan Agreement, as amended, provides us with the ability to draw $10.0 million under two tranches of term loan advances and extended the expiration of the revolving line of credit to December 2016. The first term loan advance was drawn in December 2013 for $5.0 million, and the proceeds were used to pay in full the outstanding obligations under the March 2013 loan and security agreement with SVB. A second term loan in an amount up to $5.0 million is available to us from October 31, 2014 through December 31, 2014. The interest rate on the revolving loan advances is a floating per annum rate equal to the prime rate plus one percent (1%). The interest rate on the term loan advances are set at a per annum rate fixed as of the borrowing date equal to the prime rate plus two and one-quarter of one percent (2.25%). The revolving loan advances are due and payable on December 20, 2016. The principal amount of the term loan advances amortizes over a term of 36 months, with interest-only payments due in the first 12 months, and a final payment of 7.5% of the original principal amount. We did not utilize the revolving line of credit in 2013 or in the first quarter of 2014. Accordingly, there was no outstanding balance related to the line of credit as of December 31, 2013 or March 31, 2014.

SVB maintains a security interest in substantially all of our tangible and intangible assets, excluding intellectual property, to secure any outstanding amounts under the agreement. The agreement contains customary events of default, conditions to borrowing and covenants, including restrictions on our ability to dispose of assets, make acquisitions, incur debt, incur liens and make distributions to stockholders, including dividends. The agreement also includes a financial covenant requiring the maintenance of minimum liquidity of $5.0 million and minimum revenue thresholds. During the continuance of an event of a default, SVB may accelerate amounts outstanding, terminate the credit facility and foreclose on all collateral. As of December 31, 2013 and March 31, 2014, we were in compliance with all covenants under the terms of our Loan Agreement with SVB.

In December 2013, we also entered into a subordinated loan and security agreement, or the Subordinated Loan Agreement, with SVB. The Subordinated Loan Agreement provides us with the ability to draw $10.0 million under multiple tranches of term loans of no less than $3.3 million from December 20, 2013 to December 20, 2014. Each term loan is to be paid in 36 equal monthly payments of principal and interest and bears interest at 7.0% per annum and includes a final payment amount. The final payment amount is equal to the loan amount for each term loan multiplied by 10.0%. SVB maintains a security interest in substantially all of our tangible and intangible assets, excluding intellectual property, to secure any outstanding amounts under the agreement. The agreement contains customary events of default, conditions to borrowing and covenants, including restrictions on our ability to dispose of assets, make acquisitions, incur debt, incur liens and make distributions to stockholders, including dividends. We did not draw a term loan under the Subordinated Loan Agreement in 2013 or in the three months ended March 31, 2014.

In connection with the Subordinated Loan Agreement we issued to SVB a warrant to purchase 23,148 shares of our common stock and to WestRiver Mezzanine Loans, LLC a warrant to purchase 23,148 shares of our common stock. For more information with regard to these warrants please see “Description of Capital Stock — Warrants.”

Off-Balance Sheet Arrangements

During 2011, 2012, 2013 and the three months ended March 31, 2014, we had no off-balance sheet arrangements.

Critical Accounting Polices and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We currently generate all of our revenue from the sale of Harmony. We recognize revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. Persuasive evidence of an arrangement exists when we have a contractual arrangement in place with the payer. We have contractual arrangements with substantially all of our customers. In circumstances where we do not have a contractual arrangement in place with a customer at the time test results are delivered, revenue is deferred and recognized when a contractual arrangement is put in place. Pricing may vary by customer depending on geography and pricing may also be dependent upon volume, but the price is fixed by contract. Delivery has occurred or services have been rendered when a test is performed. If persuasive evidence of an arrangement exists and delivery has occurred or services have been rendered, we then determine whether the fee charged is fixed or determinable and whether the collectability of those fees is reasonably assured. We assess whether the fee is fixed or determinable based on the existing arrangement with the payer or if we have sufficient history with a payer to reliably estimate the payer’s individual payment patterns. If we do not have a sufficient history of collection or are not able to determine a predictable pattern of payment, we recognize revenue when cash is received.

To date, a significant portion of our revenue has been from our contractual relationship with LabCorp. When the final test results are sent to LabCorp, we record revenue and the related receivable based on the fee set forth in the agreement with LabCorp. Payment by LabCorp to us is not dependent upon timing of the receipt by LabCorp of payments from payers and/or patients. Prior to March 1, 2014, the pricing under our agreement with LabCorp was based, in part, on the average reimbursement rate received by LabCorp over a then-preceding period of six months. For tests performed prior to March 1, 2014, we were dependent upon the calculations performed by LabCorp of the average reimbursement rate, subject to certain audit rights that we retained. During the three months ended March 31, 2014, we conducted a review of the average reimbursement rate under our agreement with LabCorp from May 2012 to March 2014. As a result of the review, we agreed to provide a credit of $657,000 against revenue from LabCorp during the three months ended March 31, 2014. The pricing under our agreement with LabCorp from March 1, 2014 forward is fixed by schedule and is not dependent upon the calculation of an average reimbursement rate. When we have contractual agreements with other parties, we record the revenue upon delivery of the test results based upon the contracted amount.

Stock-Based Compensation

We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of stock-based awards is expensed on a straight-line basis over the vesting period of the respective award.

We account for stock-based compensation arrangements with non-employees using a fair value approach. The fair value of these options is measured using the Black-Scholes option-pricing model reflecting the same assumptions as applied to employee options in each of the reported periods, other than the expected life, which is assumed to be the remaining contractual life of the option. The compensation costs of these arrangements are subject to re-measurement over the vesting terms as earned.

We recorded stock-based compensation expense of $0.1 million, $1.0 million, $0.8 million and $0.4 million in 2011, 2012, 2013 and the three months ended March 31, 2014, respectively. We expect to continue to grant stock options and other equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of stock-based awards. Our assumptions are as follows:

•	Expected Term. The expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method which is based on the average of the time-to-vesting and the contractual life of the options.

•	Expected Volatility. The volatility is derived from the historical stock volatilities of comparable publicly listed peers over a period approximately equal to the expected term of the awards because we have limited information on the volatility of our common stock since we have no trading history. When selecting the peers to be used in the volatility calculation, we considered the size, operational and economic similarities to our principal business operation.

•	Risk Free Interest Rate. The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities equal to the option’s expected term.

•	Expected Dividend Rate. The expected dividend was assumed to be zero as we have not paid and do not anticipate paying dividends.

In addition to the assumptions used in the Black-Scholes option-pricing model, we also estimate a forfeiture rate to calculate the stock-based compensation for our equity awards. We will continue to use judgment in evaluating the expected volatility, expected term and forfeiture rate utilized for our stock-based compensation calculations on a prospective basis. If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The following table summarizes the assumptions relating to our stock options granted in 2011, 2012, 2013 and the three months ended March 31, 2014:

	Year Ended December 31,			Three Months Ended March 31, 2014
	2011	2012	2013
Expected term (in years)	6.08	6.08	6.08	6.08
Expected volatility	72%	75%	70%	69%
Risk free interest rate	1.61 – 2.99%	0.95 – 1.67%	1.32 – 2.22%	2.27%
Expected dividend rate	–	–	–	–

Common Stock Valuations

The fair value of the common stock underlying our stock options was determined by our board of directors or the compensation committee of our board of directors (referred to herein as our board of directors), which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous third-party valuations of our common stock;

•	commercialization activities related to Harmony;

•	the status of intellectual property disputes;

•	the prices at which we sold our preferred stock and the rights, preferences and privileges of the preferred stock relative to those of our common stock, including the liquidation preferences of the preferred stock;

•	our actual operating results and financial performance;

•	conditions in our industry and the economy in general;

•	stock price performance of comparable public companies;

•	the estimated likelihood of achieving a liquidity event, such as an initial public offering or an acquisition of our company, given prevailing market conditions; and

•	the illiquidity of the common stock underlying stock options.

We have granted the following stock options between January 1, 2012 and March 31, 2014:

Grant Date	Number of Shares of Common Stock Underlying Options Granted	Exercise Price per Share of Common Stock	Estimated Fair Value per Share of Common Stock
January 31, 2012	128,500	$3.52	$3.52
March 21, 2012	49,250	3.52	3.52
July 20, 2012	288,125	3.86	3.86
October 26, 2012	44,750	3.86	3.86
January 15, 2013	38,000	7.60	7.60
April 25, 2013	44,625	7.60	7.60
July 25, 2013	347,500	8.42	8.42
October 30, 2013	18,750	8.64	8.64
January 23, 2014	319,750	12.34	12.34

Based upon an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover of this prospectus, the intrinsic value of all outstanding options as of March 31, 2014 was $28.6 million of which approximately $17.3 million related to vested options and approximately $11.3 million related to unvested options.

In determining the estimated fair value of our common stock, our board of directors, with the assistance of management and a third-party valuation firm, used the market approach to estimate the enterprise value of our company in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. We obtained third-party valuations of our common stock as of December 15, 2011, April 30, 2012, December 31, 2012, June 30, 2013, September 30, 2013 and December 31, 2013. The market approach, comprised of the guideline publicly traded company methodology, estimates the value of a company by comparing it to a peer group of similar publicly traded companies. When selecting the peer group to be used for the market approach, we focused on companies within the prenatal diagnosis sector of the industry. The criteria we used to select comparable companies included the stage of development of their product candidates, their position in the industry and their overall risk profile. The peer group in the market approach was reviewed at each valuation date to assess whether to add or remove companies to maintain the relevance of the peer group; our peer group’s composition has changed over time based upon this continuing evaluation. Based on these considerations, we believe that our peer group of comparable companies has been a representative group for purposes of performing valuations.

Once a group of comparable publicly traded companies is selected, market multiples are calculated using each company’s stock price and other financial data. Typically, a company’s value is estimated by applying selected market multiples of selected peer group companies to a company’s forecasted financial results. Except for the December 15, 2011 and December 31, 2013 valuations, we used the market approach to establish the estimated fair value. For the December 15, 2011 valuation, we used the Back-Solve Method of the Option Pricing Method, or OPM, which derives the implied equity value for one type of equity security from a contemporaneous transaction involving another equity security. For the December 31, 2013 valuation, we used the Hybrid approach, which combines the concepts of the OPM and the Probability Weighted Expected Return Method, or PWERM, in a single framework.

The OPM treats the enterprise as a call option, to be distributed among the common and convertible preferred security classes, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, by extension, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or initial public offering, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call option. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasting discrete exit events would be highly speculative.

The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the rights of each share class. PWERM estimates the common stock value to our stockholders under possible future scenarios. The value per share under each scenario is then probability weighted and the resulting weighted values per share are summed to determine the fair value per share of our common stock. In the IPO scenarios, it is assumed that all outstanding shares of our preferred stock will convert into common stock. Over time, as we achieve certain company-related milestones, the probability of each scenario is evaluated and adjusted accordingly.

The Hybrid Method employs the concepts of the PWERM for a range of exit scenarios and OPM for scenarios where the company remains private.

In determining the estimated fair value of our common stock, our board of directors also considered the fact that our common stock is not freely tradable in the public market. The estimated fair value of our common stock at each grant date reflects a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

Income Taxes

We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

We assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

As of December 31, 2013, our total deferred tax assets were $18.7 million. Due to our lack of earnings history and uncertainties surrounding our ability to generate future taxable income, the net deferred tax assets have been fully offset by a valuation allowance. The deferred tax assets were primarily comprised of federal and state tax net operating losses and tax credit carryforwards. Utilization of the net operating loss and tax credit carryforwards may be subject to an annual limitation due to historical or future ownership percentage change rules provided by the Internal Review Code of 1986, and similar state provisions. The annual limitation may result in the expiration of certain net operating loss and tax credit carryforwards before their utilization.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily relate to interest rates. We had cash and cash equivalents of $16.9 million, $14.1 million and $16.8 million as of December 31, 2012 and 2013 and March 31, 2014, respectively, which consist of bank deposits and money market funds. Such interest-bearing instruments carry a degree of risk; however, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 100 basis point change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

Emerging Growth Company Status

Section 107 of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

BUSINESS

Overview

We are a global commercial-stage molecular diagnostics company focused on improving overall patient care by developing and delivering innovative, affordable and widely-accessible genetic testing. Our proprietary technology allows targeted analysis of DNA and our expertise in bioinformatics and automation provides highly efficient and scalable laboratory processes. We believe our approach is fundamentally transforming complex molecular testing into an affordable solution that meets the rapidly evolving needs of patients, providers and payers.

Our offering, the Harmony Prenatal Test, or Harmony, is a safe, non-invasive and highly accurate blood test for pregnant women that can be used as early as ten weeks into pregnancy. By evaluating DNA from the fetus and mother found in maternal blood, commonly referred to as cell-free DNA, or cfDNA, Harmony can assess, with a high degree of accuracy, the risk of the most prevalent fetal chromosome conditions, such as Down syndrome, and provide fetal sex information. The evaluation of Harmony in over 8,000 pregnant women from the general and high risk pregnancy population has resulted in twelve clinical studies, nine of which were jointly planned by Ariosa and third-party clinical investigators and three of which were led by Ariosa. All clinical studies have been published as peer-reviewed articles. We commercially launched Harmony in March 2012 and have since tested over 225,000 pregnant women, including over 50,000 women in the quarter ended March 31, 2014.

In recent years, there have been a number of scientific and technological advances in genetics. While such advances have heralded an era of new molecular test offerings, their reach and potential impact has generally been limited due to high costs and the long cycle associated with physician and payer education and adoption. These challenges have limited reimbursement and prevented the broader population from accessing the superior results that these technologies offer. This is particularly true with those offerings that seek to alter the standard of care by providing novel genetic information. We believe many clinical markets, such as prenatal testing, infectious disease, oncology and transplant medicine have substantial unmet needs for affordable, complex molecular tests that are capable of improving patient outcomes and reducing the overall cost of care.

Since our inception, we have been focused on the large and well-established prenatal testing market for all pregnant women. In the United States, there are approximately 4 million births annually, of which more than 500,000 are considered high-risk pregnancies. Outside of the United States we estimate that approximately 130 million births occur every year. Within the United States, prenatal testing for Down syndrome is the standard of care and is supported by major medical professional societies. Traditional first-line testing for Down syndrome is a screening test which provides a risk score. Maternal age was initially used as the primary screen and over time measurement of serum proteins and ultrasound assessment was added, but these measurements must be taken during specific time periods, generally between the first ten and twenty weeks of pregnancy. Unfortunately, these screening tests produce false positive rates as high as 5% for potential chromosome conditions and fail to identify up to 30% of Down syndrome fetuses. Second-line invasive diagnostic tests, such as amniocentesis, are typically offered to women who receive positive screening results, including false positives, and to women who are 35 years of age or older, collectively referred to as high risk pregnancies. While such tests provide confirmatory diagnosis, they are invasive and associated with a risk of miscarriage.

A first generation of non-invasive prenatal tests, or NIPTs, was introduced in 2011 to provide a safe and simple maternal blood test for high risk pregnancies. By analyzing cfDNA found in maternal blood, these first generation NIPTs generally use random sequencing methods that produce a significant amount of information, much of which is not clinically relevant. These sequencing methods and the analysis of the high volume of information produced are relatively costly. In addition, clinical studies using first generation NIPTs were generally limited to high risk pregnancies. As a result, first generation NIPTs have primarily targeted the high risk pregnancy patient segment.

We believe Harmony represents the next generation of NIPT, as it was developed to be a first-line test for the general pregnancy population. By combining proprietary methods for targeted sequence analysis, bioinformatics and an automated high throughput laboratory process, we are able to provide highly accurate results at affordable prices. Compared to traditional first-line screening options, such as serum protein measurement, Harmony can be used any time after ten weeks into pregnancy with higher detection and lower false positive rates for Down syndrome and can provide information on fetal sex.

Harmony is not only more efficient than first generation NIPT, thereby enabling lower pricing, it also provides results in a risk score format consistent with established medical practice in the general pregnancy population. Published clinical data on Harmony has already demonstrated its effectiveness in over 3,000 women in the general pregnancy population. Our Non-invasive EXamination of Trisomy, or NEXT, trial has completed enrollment of 18,955 pregnant women from the general pregnancy population and the preliminary results were presented at a national medical conference in March 2014. In the NEXT trial, Harmony demonstrated accurate performance in the general pregnancy population for the prenatal risk assessment of trisomy 21. Harmony correctly classified all cases of trisomy 21 in the study population, with a false positive rate of 0.06% compared to conventional first trimester screening which correctly classified 78% of trisomy 21 cases, with a false positive rate of 5.4%. Harmony had a positive predictive value more than twenty times higher than conventional first trimester screening. We expect the complete analysis of the NEXT trial to be submitted for publication in the first half of 2014.

Harmony is available in over 90 countries, including the United States, and has experienced rapid adoption since its commercial launch in March 2012. Our revenue was $12.0 million in 2012, $53.3 million in 2013 and $19.5 million in the three months ended March 31, 2014. Our net loss was $21.9 million in 2012 and $2.4 million in 2013. For the three months ended March 31, 2014, we had net income of $1.1 million. Our test volume has grown quarter over quarter since the commercial launch of Harmony in the second quarter of 2012.

We believe the commercial success of Harmony is attributable to the following factors:

•

Large well-established prenatal testing market. There are approximately 4 million births annually in the United States and we estimate that there are approximately 130 million births annually outside the United States. Based upon the total annual number of births in the United States and expected list prices for Harmony, we believe the potential market for Harmony in the United States is between $2 billion and $4 billion annually. However, if we do not achieve widespread adoption of Harmony in the general pregnancy population or if we are unable to obtain favorable reimbursement determinations from third-party payers based on our expected list prices, the potential market for Harmony in the United States would be smaller. Major medical professional societies recommend that all pregnant women be offered prenatal testing for Down syndrome.

•	Inherent advantages of NIPT over traditional prenatal testing. Traditional prenatal screening methods have high false positive and negative rates and invasive diagnostic tests risk miscarriage. NIPT emerged in 2011 as a more accurate option for prenatal testing, with no risk of miscarriage. Since its introduction, NIPT has been clinically proven to both significantly improve detection rates and lower false positive rates over traditional screening. The improved accuracy of NIPT reduces unnecessary follow-up invasive procedures. In addition, NIPT can provide accurate information on fetal sex as early as ten weeks into pregnancy.

•	Affordable Harmony solution enables broader patient accessibility. Harmony combines proprietary methods for targeted sequence analysis, bioinformatics and an automated high throughput laboratory process to provide an affordable testing option. We believe our solution enables more pregnant women to access NIPT.

•	Leader in NIPT clinical validation. We are a leader in published NIPT clinical performance data, having tested over 8,000 patients across twelve clinical studies. Our clinical studies show Harmony has detection rates greater than 99% while maintaining false positive rates less than 0.1% for Down syndrome. Our NEXT trial, which has completed enrollment of 18,955 pregnant women from 35 clinical sites, is designed to demonstrate the superiority of Harmony over current first trimester screening in the general pregnancy population.

•	Key early partnerships. In May 2012, we began offering Harmony in the United States under an agreement, with Laboratory Corporation of America Holdings, or LabCorp, one of the largest reference laboratory networks in the United States. We believe this partnership with LabCorp directly contributed to the rapid adoption of Harmony, built brand awareness and allowed us to access LabCorp’s network. Since October 2012, we have worked closely with the Fetal Medicine Foundation, a highly influential global body for prenatal care located in the United Kingdom, to drive global awareness of the benefits of Harmony for the general pregnancy population.

•	Established payer relationships and reimbursement. Our agreement with LabCorp provides us access to LabCorp’s established payer relationships and allows Harmony to be covered by most third-party payers for high risk pregnancies. To date, Harmony has been typically provided in-network through LabCorp, enabling our test to be even more accessible and affordable for patients. Harmony is the first and currently the only NIPT to be granted a test-specific Category 1 CPT code by the American Medical Association. The CPT code, which is specific to Harmony, facilitates reimbursement as it allows third-party payers to track utilization, set reimbursement rates and streamline the reimbursement process.

•	Compelling value proposition for market participants. We believe Harmony provides clear benefits to patients, providers and payers. Patients benefit from safe, highly accurate and affordable testing. Providers benefit from clinically relevant and accurate testing that is administered more efficiently than traditional screening methods. Payers benefit from a cost-effective solution that generates savings for the healthcare system.

Prenatal Testing Market Overview

Prenatal testing encompasses a wide variety of tests to assess the health of both the fetus and mother throughout pregnancy. Testing can include imaging modalities, such as ultrasound, as well as laboratory blood tests ranging from routine chemistry, e.g. hormones and electrolytes, to more complex genetic testing. Prenatal evaluation for certain fetal chromosomal conditions, including Down syndrome, which has an estimated incidence of approximately 1-in-700 babies born in the United States, has been in use for decades. Of the nearly 4 million births in the United States each year, Frost & Sullivan estimates approximately 60 to 70% of expectant mothers undergo prenatal testing for Down syndrome. Outside the United States, we estimate that approximately 130 million births occur every year, with prenatal testing rates for Down syndrome similar to that of the United States in certain countries.

Within the United States, prenatal testing for Down syndrome is the standard of care and is supported by major medical professional societies, including the American Congress of Obstetricians and Gynecologists, or ACOG. Traditional first-line testing for Down syndrome is a screening test which provides a risk score. Initially maternal age greater than 35 years old was used as the primary screen and over time measurement of serum proteins and ultrasound assessment was added, but requires these measurements to be taken during defined time periods, generally between the first ten to twenty weeks of pregnancy. Alterations in serum protein levels provide an indirect assessment of chromosomal abnormalities such as Down syndrome, as they do not directly test chromosomes. Similarly, ultrasound measures nuchal translucency, which indicates fluid around the neck, is also an indirect marker for chromosomal abnormalities. Due to the indirect nature of these tests, the detection rates of each test used in isolation has been reported to be between 64 and 81%, and when used in combination, the tests still fail to identify up to 4% of Down syndrome cases. With any of these screening options, there is also up to a 5% false positive rate, thereby creating unnecessary anxiety for the expectant parents and the need for potential downstream invasive diagnostic testing in as many as 1-in-20 pregnant women. In addition, the best performing tests require multiple visits and may require skilled, certified ultrasound technicians which are not universally available. Traditional first-line testing for Down syndrome involves numerous options which can lead to complex counseling, need for multiple visits, specialist referral, and unnecessary follow-up from false positives. All together, these can result in significant costs to the healthcare system.

Confirmatory diagnostic tests are typically either amniocentesis or chorionic villus sampling, or CVS, both of which are invasive procedures. These invasive procedures involve extracting a sample from the amniotic fluid or placenta using a long needle. The sample is then analyzed for chromosome abnormalities through genetic evaluation, such as karyotyping or microarray. While these invasive tests are highly accurate and can provide a comprehensive genetic evaluation, they introduce a risk of miscarriage and are therefore typically reserved for only high risk pregnancies. Due to the inherent risks associated with these invasive procedures, first-line tests should be highly accurate with minimal false positives in order to limit the number of women requiring an invasive confirmatory diagnostic test. According to Frost & Sullivan, in the United States there are approximately 2.5 million first-line tests conducted per year with approximately 200,000 to 400,000 invasive diagnostic procedures performed each year.

Prenatal testing is primarily administered by either obstetricians/gynecologists, or OB/GYNs, or Maternal-Fetal Medicine specialists, or MFMs, who focus on high risk pregnancies. OB/GYNs are typically involved in first-line testing for Down syndrome and selectively refer high risk pregnant patients to MFMs. In the United States, according to The American Board of Obstetrics & Gynecology, there are approximately 43,000 OB/GYNs and 2,000 MFMs.

Large national laboratories, such as LabCorp and Quest, as well as regional and international reference laboratories play a significant role in the prenatal testing market. These laboratories typically offer a wide variety of tests, usually have a large logistical network for blood collection and processing and also have strong relationships with payers.

Introduction of NIPT

NIPT, regardless of methodology, relies on the analysis of cfDNA. During pregnancy cfDNA from both the mother and fetus are present in maternal blood, and, on average, 10% of the cfDNA is fetal in origin and can vary based on gestational age, maternal weight and other factors.

First generation NIPT uses random sequencing methods which produce a significant amount of information, much of which is not clinically relevant. While such early NIPT methods are more accurate than traditional first-line screening tests, they are relatively costly to perform and have been clinically studied primarily in high risk pregnancies. First generation NIPTs have been recommended for clinical use in high risk pregnancies, which are defined by any of the following criteria:

•	maternal age 35 years or older at expected delivery;

•	fetal ultrasound indicating an increased risk of chromosome conditions;

•	history of a prior pregnancy with a trisomy; or

•	positive test result from first-line test.

Recommending NIPT only for high risk pregnancies has added complexity to prenatal testing. Prior to the introduction of NIPT, prenatal testing for the general pregnancy population involved first-line tests sometimes followed by an invasive diagnostic test. With first generation NIPTs restricted to high risk pregnancies, an additional intermediate step was introduced, adding complexity to prenatal testing.

Our Solution

Our first offering, Harmony, represents the next generation in NIPT, providing broader access for the general pregnancy population as a first-line test for common fetal chromosomal conditions, such as Down syndrome. Harmony can simplify prenatal testing options and workflow by removing the complexity of the intermediate step introduced by first generation NIPTs.

Harmony performs a targeted analysis of cfDNA from the blood of pregnant women to assess risk of clinically relevant fetal chromosomal conditions. Based on clinical studies, Harmony can identify more than 99% of Down syndrome cases at a false positive rate of less than 0.1%. We offer Harmony as a laboratory service in our Clinical Laboratory Improvement Amendments, or CLIA, and College of American Pathologists, or CAP, accredited facility in San Jose, California, which was specifically designed to accommodate high throughput testing.

Underlying Core Principles for the Test

Harmony is based on the counting and analysis of cfDNA. The assessment of fetal chromosomal abnormalities is based on cfDNA chromosomal counts and fetal fraction, which is the proportion of cfDNA molecules in circulation that are fetal versus maternal. For a given fetal chromosome condition such as Down syndrome, the number of chromosome 21 cfDNA fragments will be higher than that of other chromosomes. This is because the fetus has three copies instead of the expected two copies of chromosome 21 and therefore will release more cfDNA fragments from chromosome 21 into maternal circulation. The degree of extra cfDNA fragments is dependent on the fetal fraction. The higher the fetal fraction, the higher the amount of chromosome 21 cfDNA fragments from the fetus, thereby increasing the accuracy of fetal assessment for Down syndrome. At very low fetal fractions, the amount of fetal cfDNA is too low to allow for reliable testing. In such situations, repeat testing or alternative testing methods are recommended.

Harmony Test Technology

Our proprietary targeted assay platform, Digital ANalysis of Selected Regions, or DANSR, is a highly multiplexed, reproducible and efficient method for the analysis of DNA. The DANSR assay, coupled with our expertise in laboratory automation, enables us to provide high throughput, affordable genetic testing for clinical use. In addition, our proprietary bioinformatics algorithm, Fetal Fraction Optimized Risk of Trisomy Evaluation, or FORTE, is used to calculate a risk score for each chromosome tested and individualizes the result to each patient.

The DANSR assay in Harmony measures hundreds of pre-specified genomic regions which were carefully selected. Genomic regions were selected so as to have sequences unique to the chromosomes of interest, uniform melting temperatures, minimal complementarity to other sequences, and to not coincide with known polymorphisms and copy number variants. In addition, the DANSR assay has been optimized so as to minimize the variability of bias from one genomic region to another. This is important as some targeted methods have higher assay variability and therefore require a similar amount of sequencing to shotgun or random sequencing methods. The DANSR assay also enables analysis on DNA sequencing as well as microarray detection platforms. The signal separation, and therefore accuracy, on these various platforms is comparable, thereby providing us flexibility in our testing process. There are several advantages of our targeted approach compared to methods that rely upon shotgun or random sequencing. First, the same genomic regions are tested for every patient sample. This allows for reproducibility and the ability to track quality over time. Second, we can specifically target our assay to genomic regions in chromosomes of clinical interest so that our use of sequence analysis tools is more efficient than that of random sequencing methods and allows for precise measurement. Third, since we are targeting specific regions, the computing requirements for genomic analysis are minimal, requiring as much as ten times less sequence analysis. Lastly, the DANSR assay can simultaneously measure cfDNA chromosomal counts and the fetal fraction by analysis of single nucleotide polymorphisms, or SNPs. This allows for lower costs, as a separate assay is not needed for fetal fraction measurement.

The FORTE algorithm calculates an individualized risk score for fetal chromosome conditions using the results of the DANSR assay. FORTE uses the observed variances within and between samples analyzed in a reaction, rather than estimating variance based upon information obtained from a previously analyzed reference data set. Thus, FORTE does not require external reference samples or normalizing adjustments based upon historical information. The FORTE algorithm accounts for fetal fraction in estimating the risk of chromosome conditions. A statistical odds ratio compares normal cfDNA counts to potentially abnormal cfDNA counts from chromosomes. It is also designed to incorporate age-related risks. As a result, FORTE provides a more accurate assessment of fetal chromosome conditions and individualizes the result for a given patient.

Harmony Test Process

Harmony is a complex, high throughput molecular test that involves more than 25 distinct steps carried out in strictly controlled laboratory environments, each of which is critical to delivering a high quality result. Our testing process was designed to easily scale to serve the needs of the broader pregnancy population. We operate an approximately 5,000 square foot CLIA certified high complexity laboratory with space to accommodate up to 500,000 patient samples per year. Our laboratory utilizes custom configured liquid handling robots for automation of complex workflow to minimize manual handling of test samples, which allows us to operate our laboratory with fewer personnel and maintain a smaller laboratory space, resulting in cost savings and less overhead. Each automated step is directed by our laboratory information management system, which ensures that samples move from one step to the next in the laboratory process per our protocols. Bar-coding is employed for each vessel that contains the samples as well as all reagents and equipment used for analysis. We use a process called positive sample tracking which ensures that samples are appropriately coded from the beginning to the end of the process and eliminates the need for human tracking or recording, which is prone to error. Each sample undergoes a rigorous evaluation of over 15 quality metrics before results are released. In addition, there is continuous monitoring of over 50 laboratory performance metrics to ensure our laboratory is performing as expected. We specifically designed our automated process to be modular, in order to allow us to quickly scale up to meet anticipated higher test volumes. We have also developed in-house reagent manufacturing capabilities, which reduces our expenses and lessens our dependence on third-party suppliers.

Harmony is ordered for patients by a healthcare provider after obtaining patient informed consent. Patients undergo a standard blood draw and collected samples are sent by commercial courier to our laboratory in San Jose, California. Once received and accepted at our laboratory, samples undergo our proprietary laboratory and analysis processes. Harmony test results are usually available within five to seven business days of sample acceptance in the laboratory and are delivered electronically using a secure, HIPAA compliant interface. Healthcare providers are responsible for communicating test results to patients and incorporating the provided test information into the patient’s overall prenatal care program.

Clinical Application

Harmony evaluates the risk for trisomy 21, which causes Down syndrome, as well as trisomy 18 and trisomy 13. These three conditions represent the trisomies currently evaluated with traditional first-line testing. Harmony also provides an option for evaluation of the X and Y chromosomes which provides information on sex chromosome conditions as well as fetal sex. Harmony can only be ordered by a healthcare provider and informed consent is required from patients before testing is performed. Not all samples received are eligible for testing, the primary reason being an insufficient amount of fetal cfDNA to provide a reliable result. Approximately 2% of patient samples have insufficient fetal fraction and in these situations repeat testing or alternative testing is recommended.

We have focused on continual laboratory process improvements and since June 2013 we have provided results in over 99% of patients who have sufficient fetal fraction for reliable testing. Harmony results are provided as risk scores, which are capped on the lower end at less than 1 in 10,000 (0.01%) and on the upper end at greater than 99 in 100 (99%). The result represents the individual patient’s risk based on their a priori risk due to maternal age and gestational age in conjunction with the fetal fraction in their blood sample and the chromosomal cfDNA counts. We believe a risk score is the best way to represent the test result as cfDNA testing is not diagnostic. Many major professional medical societies have stressed the importance of not positioning cfDNA testing as diagnostic. ACOG noted in a 2007 Practice Bulletin on testing for fetal chromosomal abnormalities that it was preferable to provide patients with a numerical risk determined by the test, rather than a positive versus negative result using an arbitrary cutoff. A sample test report is shown below.

Harmony™ PRENATAL TEST
www.harmonytest.com

Ariosa DIAGNOSTICS
Ariosa Diagnostics, Inc.
5945 Optical Court
San Jose, CA 95138

Questions:
clientservices@ariosadx.com
US: (855) 927-4672
Intl: +1 (925) 854-6246

Patient and Provider Information

PATIENT NAME: Jane Doe		ACCOUNT #: 7654321	
DATE OF BIRTH: (MM/DD/YYYY) 01/01/1970		CLINIC NAME: The Clinic Offering Test	
MRN: 1234567890123456789		REFERRING/ORDERING CLINICIAN: Ordering Physician MD	
ARIOSA ID: AD12345678-PAT	OTHER ID: 0012345678901234SXZY	REFERRING/ORDERING CLINICIAN FAX #: 123-456-7890	
GESTATIONAL AGE: 10 wks 5 days		OTHER CLINICIAN: Genetic Counselor MA, CGC	
# OF FETUSES: 1	IVF STATUS: non-IVF pregnancy	OTHER CLINICIAN FAX #: 987-654-3210	
COLLECTION DATE (MM/DD/YYYY): 01/20/2013	RECEIVED DATE (MM/DD/YYYY): 01/21/2013	REPORT DATE: (MM/DD/YYYY) 01/28/2013	

Test Results

Fetal cfDNA Percentage: 10.5%

CHROMOSOME	RESULT	PROBABILITY	RECOMMENDATION
Trisomy 21 (T21)	**High Risk**	**Greater than 99/100 (99%)**	**Genetic counseling and additional testing**
Trisomy 18 (T18)	Low Risk	Less than 1/10,000 (0.01%)	Review results with patient
Trisomy 13 (T13)	Low Risk	Less than 1/10,000 (0.01%)	Review results with patient
Fetal Sex	Male Fetus	Greater than 99/100 (99%)	Review results with patient
X,Y Analysis	XY	Greater than 99/100 (99%)	Review results with patient

21
18
13
< 1/10,000 (0.01%)
1/1,000 (0.1%)
1/100 (1%)
10/100 (10%)
50/100 (50%)
90/100 (90%)
> 99/100 (99%)
Low Risk
High Risk

TEST DESCRIPTION

The Harmony Prenatal Tests measure the relative proportion of chromosomes to aid in the risk determination of fetal trisomies 21, 18, and 13. The Ariosa laboratory developed tests perform a directed analysis of cell-free DNA (cfDNA) in maternal blood and incorporate the fetal fraction of cfDNA in test results. Test results also incorporate maternal age (or egg donor age) and gestational age-related risk based on information from the test requisition form. Tests have been validated in singleton and twin pregnancies of at least 10 weeks gestational age. Tests are neither intended nor validated for diagnosis or for use in pregnancies with more than two fetuses, mosaicism, partial chromosomal aneuploidy, translocations, or maternal aneuploidy. Analysis of cfDNA does not always correlate with fetal genotype. Not all aneuploid fetuses will be classified as high risk and some euploid fetuses will have a high risk result. Results should be considered with other clinical criteria and communicated in a setting that includes appropriate counseling.

X,Y Analysis measures proportions of the X and Y chromosomes. Fetal sex is reported and the risk of sex chromosomal conditions (Monosomy X, XXY, XYY, XXX, XXYY) are also reported at risks of 1% or greater. X,Y Analysis has only been validated in singleton pregnancies.

CLINICAL DATA

	Detection Rate	False Positive Rate
T21	> 99% (95% CI: 95-100%)	< 0.1% (95% CI: 0.0-0.2%)
T18	> 98% (95% CI: 93-100%)	< 0.1% (95% CI: 0.0-0.3%)

T13
- Given rarity of condition, limited T13 cases analyzed
- Detection rate: 8 of 10 with Harmony
- False positive rate: < 0.1% (95% CI: 0.0-0.3%)

Detection and false positive rates based on risk cut-off of 1/100 (1%) and are based on singleton, non egg donor pregnancies. Negative predictive value for Trisomy 21, 18, and 13 is greater than 99%. Positive predictive value varies by prevalence.

X,Y Analysis >99% accuracy for male or female sex (95% CI: 99.2-100%)

X,Y Analysis also provides probability for non-mosaic fetal sex chromosomal aneuploidies. Test performance varies by condition.

REFERENCES: Norton ME et al. (2012) Am J Obstet Gyn 207(2):137.e1-8, Nicolaides KH et al. (2012) Am J Obstet Gyn 207(5):374.e1-6; Ashoor G et al. (2013) Ultrasound Obstet Gynecol 41(1):21-5, data on file

The Harmony Prenatal Test is intended for clinical use and should not be regarded as investigational or for research. It was developed, and its performance characteristics determined, by the Ariosa Diagnostics Clinical Laboratory, which is certified under the Clinical Laboratory Improvement Act of 1988 (CLIA) as qualified to perform high complexity clinical testing. The test has not been cleared or approved by the U.S. Food and Drug Administration.

CLIA # 05D2032812 STATE # CLF 341864

Laboratory Director: John Doe, PhD, FACMG

TP-00115-F1 Rev 10.0

Harmony is intended to be used in pregnant women of at least ten weeks gestational age with either a singleton or twin pregnancy. We believe the test is best suited as a first-line test in pregnant women as it has several key advantages over traditional first-line test options. Compared to traditional first-line test options, Harmony has higher detection rates, lower false positive rates and is simpler to implement clinically.

Clinical Validation

Harmony and its underlying technology have been studied extensively in blinded clinical trials as well as in clinical implementation studies demonstrating real world use of the test. Our studies encompass technology development, test validation and clinical experience using Harmony in a practice setting. In addition, we have published studies on fetal fraction, given it is a critical factor for the reliability of analysis for all NIPT methods. To date, a total of 17 studies on test performance and fetal fraction involving over 30,000 patients have been published in industry leading, peer-reviewed journals. Of such published studies, twelve studied test performance in over 8,000 unique patients. Our NEXT trial, which has completed enrollment of 18,955 pregnant women, is designed to demonstrate the superiority of Harmony over current first trimester screening in the general pregnancy population.

The Non-Invasive Chromosomal Evaluation, or NICE, study, the results of which were published in June 2012, represents the largest prospective blinded validation study done in the NIPT field. This study was a cohort study, which means that all eligible samples were analyzed, in contrast to case-control studies where only a subset of samples are analyzed. This international study involved the analysis of 3,228 samples from pregnant women at ten weeks gestational age or greater. Each subject underwent invasive testing regardless of indication and the invasive testing result was used as the clinical standard to assess the performance of Harmony. The NICE study in combination with other clinical studies demonstrate a sensitivity for trisomy 21 and trisomy 18 at greater than 99% and 98% respectively with a false positive rate less than 0.1% for each trisomy. For trisomy 13, given the rarity of the condition, too few cases have been analyzed to provide a reliable sensitivity claim. However, the majority of trisomy 13 cases seem to be correctly identified with Harmony at a false positive rate less than 0.1%. When taking into account the prevalence of trisomies 21, 18 and 13 in a pregnancy population, Harmony is able to identify 99% of the total combined cases of trisomies 21, 18 and 13.

With regard to sex chromosome conditions, Harmony has been shown to identify more than 90% of monosomy X cases, also referred to as Turner syndrome. Performance claims for sensitivity on other sex chromosome conditions cannot be made due to the limited number of cases analyzed. If only looking at the accuracy for fetal sex, Harmony has greater than 99% accuracy.

Harmony has also been evaluated in a general pregnancy population. The first study of Harmony in the general pregnancy population, published in September 2012, involved 2,049 pregnant women who underwent traditional first-line testing with the first trimester combined test, which involves measurement of serum proteins and evaluation of specific ultrasound findings. At the same time that blood was drawn for the first trimester combined test, an aliquot was saved and then subsequently analyzed with Harmony. In the graph below, the left hand side shows the distribution of trisomy 21 risk scores, plotted on a log-scale, for the first trimester combined test. Using a 1:150 risk score cut-off, there was a 4.5% false positive rate with traditional first-line testing. On the right hand side is the distribution of trisomy 21 risk scores for the same patients, but now having undergone Harmony. Harmony correctly identified all trisomy 21 cases with higher confidence and had no false positives. This study demonstrates the benefits of Harmony compared to the current standard of care with first-line methods.

Following up on this study, we have completed enrollment of an international multi-center study called the NEXT study. This study involves 18,955 patients across 35 clinical sites in the United States, Canada and Europe and is evaluating the performance of first trimester combined versus Harmony for trisomy 21 in a general pregnancy population. This study is designed to further demonstrate the superiority of Harmony over current first trimester screening in the general pregnancy population.

Our Strategy

We aim to improve overall patient care by developing and delivering innovative, affordable and widely accessible genetic testing. Our focus since our inception has been on broadening patient access to Harmony in the general pregnancy population. To achieve our objectives, we intend to:

•

Invest in our global commercial capabilities. We will expand our direct sales, marketing and reimbursement teams in the United States to complement efforts from laboratory partners and also position us to establish direct relationships with providers and payers. With a larger commercial infrastructure, we intend to be the primary driver of expanding Harmony in the general pregnancy population and have less dependence on current and future laboratory partners. We will work closely with payers to broaden Harmony reimbursement by demonstrating the clinical and economic benefits when Harmony is made available to the general pregnancy population. In international markets, we will expand our sales efforts to have a direct presence in certain countries. We intend to invest in global branding campaigns aimed at both patients and providers to establish Harmony as the leading NIPT brand in the general pregnancy population.

•	Enhance our clinical validation data. We will continue to validate the clinical utility of Harmony. The NEXT study represents the first large prospective study of any NIPT in the general pregnancy population, with results to be reported in the first half of 2014. In addition, we expect clinicians to publish their experience with Harmony as they implement the test into routine clinical practice.

•	Continue to improve our cost structure. We have invested since our founding in the development of a high throughput and low cost testing process to enable affordable pricing. We will continue to work on each laboratory testing step process to further drive down costs in both reagents and personnel and look to leverage capital equipment more efficiently.

•	Expand our product portfolio. We believe our core technology platform can be leveraged to develop testing in adjacent prenatal testing areas of clinical relevance, e.g. preeclampsia. In addition, we will continue product development and evaluation, focusing on areas such as infectious disease, transplant and oncology. For example, we believe that our DANSR assay could provide a single test to evaluate numerous pathogens via DNA analysis, a method to evaluate donor cfDNA in blood for evidence of organ rejection in transplant patients and a method to test all known genetic mutations in a single assay for oncology patients. We have generated proof of concept data in both the infectious disease and transplant applications. We believe these applications can create substantial new markets for our technology.

Sales and Marketing

We believe our transition to a non-exclusive relationship with LabCorp will enable us to further accelerate market adoption of Harmony in the United States by utilizing multiple sales channels and broaden access to Harmony within the general pregnancy population. We are pursuing these opportunities by growing our direct salesforce in the United States and we intend to add direct sales team members that both target new direct customer accounts and complement LabCorp and future laboratory partnership sales teams. We also intend to expand our medical science liaison team, which is primarily comprised of individuals with genetic counseling expertise, to further educate clinicians, where appropriate.

Internationally, we offer Harmony in over 90 countries primarily through our service agreements with local and regional laboratories and a small direct sales force in select markets. Revenue generated in international markets represented approximately 25% of our revenue in 2013, and approximately 35% of our revenue in the three months ended March 31, 2014. We intend to continue to expand our direct sales teams in countries where we believe having a direct sales presence will help drive adoption. In some countries, we intend to continue to rely solely upon local and regional laboratories to promote Harmony and we intend to build an internal customer account group to provide these laboratories with support, as well as training on the latest clinical and laboratory developments.

Our marketing activities include publishing and promoting Harmony through various media channels, as well as a variety of other activities. We also work with patient advocacy groups and medical professional societies to promote the awareness and benefits of Harmony.

LabCorp Collaboration Agreement

In May 2012, we entered into an exclusive agreement with LabCorp, subject to certain exceptions, which granted LabCorp the right to market Harmony for non-invasive, sequencing based prenatal testing in the United States and Canada. In January 2014, we and LabCorp amended our agreement and beginning in March 2014, we have the right to offer Harmony in the United States and Canada directly or through other distribution partners; provided that LabCorp continues to have favored pricing rights. LabCorp retains the right to offer Harmony in the United States and Canada on a non-exclusive basis on amended pricing terms until December 2016, and LabCorp is permitted to market other NIPTs in the United States and Canada. Either party may terminate the agreement if the reimbursement rate for Harmony falls below a certain threshold. LabCorp may terminate the agreement at-will with 120 days’ notice or upon regulatory events that result in prevention of the performance of Harmony. We may terminate the agreement with twelve months’ notice following a change in control. In addition, for a limited period following March 1, 2014, we have agreed not to solicit LabCorp’s customers that have ordered a minimum number of Harmony tests during a specified time period prior to March 1, 2014, so long as LabCorp does not actively market a competing test. The initial term of the collaboration agreement is through December 1, 2016 and unless terminated the agreement will be automatically renewed for successive renewal terms of one year each.

Prior to March 2014, LabCorp was the primary interface with payers in the United States and Canada. LabCorp remains responsible for securing payer contracts and performing billing services for Harmony sold pursuant to the collaboration agreement. Under the collaboration agreement, LabCorp markets Harmony to healthcare providers and offers it through LabCorp’s network of patient service centers. LabCorp manages the collection of blood samples from patients, which are then sent to us, along with provider and patient information for processing and analysis at our testing facility in San Jose, California. Harmony test results are usually available within five to seven business days of sample acceptance in the laboratory and are delivered electronically to LabCorp using a secure interface. LabCorp is then responsible for providing the test results to clinics and physicians. LabCorp bills payers and/or patients typically based on contracted prices and pays us on a per-test basis according to scheduled rates. We believe that we will continue to benefit from our access to LabCorp’s established payer relationships and sales, marketing and billing capabilities, which allow Harmony tests for high risk pregnancies to be covered by insurance providers in the United States and Canada.

Competitors

Our competitors include those companies that offer NIPTs, as well as clinical laboratories that offer traditional first-line prenatal testing. Principal NIPT competitors include public companies such as Sequenom and Illumina, through its Verinata subsidiary, and Quest and private companies such as Berry Genomics, BGI, Lifecodexx and Natera. In addition to companies that currently have NIPT offerings, research centers and clinical laboratories, as well as established and emerging companies may commercialize competitive products. Principal competitors in the traditional first-line clinical space include national and regional clinical laboratories, as well as smaller hospital laboratories.

We believe that the principal competitive factors in our market are:

•	accuracy, safety and affordability of tests;

•	coverage and reimbursement arrangements with third-party payers;

•	protection of intellectual property rights;

•	commercial reach through collaborations with commercial partners and direct sales force;

•	brand awareness including availability of clinical data;

•	scalability of testing processes;

•	introduction of new products and technologies; and

•	compliance with domestic and international laws, rules and regulations.

We believe that we compete favorably with our competitors on the basis of these factors.

Research and Development

We believe continued investment in research and development is critical to our business. We work closely with our customers to understand their current and future needs and have designed a product development process that integrates our customers’ feedback as a key component. We plan to continue to dedicate significant resources to continue our research and development efforts. Our research and development expenses were $9.5 million, $13.0 million, $13.4 million and $4.3 million in 2011, 2012, 2013 and the three months ended March 31, 2014, respectively.

Intellectual Property

Our success depends in part on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections. We intend to aggressively protect, defend and extend the intellectual property rights in our technology.

Patents

As of April 15, 2014, we only have one issued patent. This patent has claims directed to methods employed in FORTE, which is the bioinformatics algorithm used in Harmony to determine the risk of fetal aneuploidies in a maternal sample. We do not otherwise own or control rights to any patents with claims that cover our tests or proprietary technology. We exclusively license rights from the University of Louisville Research Foundation, Inc. to three issued U.S. patents, one Australian issued patent, one Hong Kong issued patent and one European issued patent that cover NIPT techniques that depend upon sequence differences between the maternal and fetal DNA. We believe these patents may give us the ability to prevent others from commercially making, using or developing tests that use such NIPT techniques to identify fetal aneuploidies and other chromosomal abnormalities. These in-licensed U.S. and foreign issued patents are generally expected to expire in February 2027. As of April 15, 2014, our patent estate includes one issued U.S. patent that expires in 2031, and 36 patent applications pending in the United States, 30 of which are published, and corresponding applications in various foreign jurisdictions. We are seeking to obtain patent protection for certain methods of using our key technology and other inventions that are important to our business. Certain of these patent applications relate to methods employed in Harmony while others are associated with future tests or further indications of our current Harmony test. Patents may not issue with respect to any of our pending applications or any other patent applications that we may file, and any patents that do issue may not issue in a form that protects our technology in a commercially useful manner.

Trade Secrets

In addition to seeking patent protection for some of our technologies and tests, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position, including techniques and materials used in the targeted analysis of DNA. We seek to protect these trade secrets, in part, by entering into nondisclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into invention or patent assignment agreements with our employees and consultants that obligate them to assign to us any inventions developed in the course of their work for us. However, we may not enter into such agreements with all relevant parties, and these parties may not abide by the terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy or commercially exploit aspects of our technology or obtain and use information that we regard as proprietary.

Coverage and Reimbursement

Harmony is covered by many payers in the United States, including some national payers, as part of their medical policies. Most of the medical coverage policies are for use in high risk pregnancies. We have secured a CPT code that is specific to Harmony and this CPT code helps payers in assigning a rate to Harmony and streamlining the processing of reimbursement claims. However, the availability of a CPT Code is not a guarantee of coverage, and the revenues generated from Harmony will depend, in part, on the extent to which third-party payers provide coverage and establish adequate reimbursement levels. In the United States, third-party payers include federal and state healthcare programs, government authorities, private managed care providers, private health insurers and other organizations. Third-party payers are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products and services, including tests. Such payers may limit coverage of Harmony to specific, limited circumstances, may not provide coverage at all, or may not provide adequate reimbursement rates, if covered. Further, one payer’s determination to provide coverage does not assure that other payers will also provide coverage for the test. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to maintain our revenue and growth. Coverage policies and third-party reimbursement rates may change at any time.

We initially relied on LabCorp to primarily interact with payers and LabCorp is responsible for securing reimbursement for Harmony tests which are ordered through them. LabCorp has established payer relationships and is generally recognized as an in-network provider which means they have contracted rates for tests they offer. We and LabCorp amended our agreement in January 2014, and beginning in March 2014, we began offering Harmony in the United States and Canada directly or through other distribution partners. Accordingly, we will need to directly interact with payers to ensure appropriate and adequate coverage and reimbursement are available for Harmony tests. We are not currently an “in-network” provider for any third party payer.

We have established processes and personnel and are working with a third-party revenue cycle management company to handle our processing of reimbursement claims for Harmony tests that are sent directly to us in the United States. We are currently an out-of-network provider with payers which means we do not have a contract with payers to pay a specific rate for Harmony. We are working with payers to encourage them to both change their medical coverage policies to broaden coverage of Harmony to the general pregnancy population and to permit us to become an in-network provider and establish contracted rates for Harmony. We intend to provide payers with the latest clinical data, professional society statements and economic models to support our position that medical coverage for Harmony should be extended to the general pregnancy population. The timing and acceptance by payers of us an in-network provider is uncertain.

For patients with insurance that may not fully cover the cost of Harmony or may not cover Harmony at all, we have special payment programs. For insured patients who have their samples sent directly to Ariosa, our patient protection program ensures that such patients will pay no more than a certain specified maximum amount for Harmony. In these instances, we submit claims directly to insurance companies for reimbursement of Harmony. For uninsured patients paying out-of-pocket for Harmony, we generally offer a discounted price.

We are subject to applicable state laws regarding who should be billed, how they should be billed, how business should be conducted, and how patient obligations regarding cost sharing should be handled. If we become an in-network provider, we will also be subject to the terms of contracts and may be subject to discipline, breach of contract actions, non-renewal or other contractually-provided remedies for non-compliance with the contract’s (which could include reduced reimbursement rates) requirements and/or state or federal laws.

Government Regulation

CLIA Laboratory Certification, Accreditation and Licensing

We have obtained and maintain in good standing all federal and state licenses, certificates and permits necessary to conduct our molecular diagnostics testing business to which an application for licensure has been submitted. The conduct and provision of our tests are regulated under the Clinical Laboratory Improvement Amendments of 1988, or CLIA. CLIA requires us and most clinical laboratories operating in the U.S. to maintain federal certification. CLIA imposes requirements relating to test processes, personnel qualifications, facilities and equipment, recordkeeping, quality assurance and participation in proficiency testing. CLIA compliance and certification are also a condition for participation by clinical laboratories in the Medicare Program and for eligibility to bill for services provided to governmental healthcare program beneficiaries. As a condition of CLIA certification, our laboratory is subject to survey and inspection every other year, in addition to being subject to additional random inspections. The biennial survey is conducted by the Centers for Medicare & Medicaid Services, or CMS, a CMS agent (typically a state agency), or, if the laboratory is accredited, a CMS-approved accreditation organization. We also maintain CAP accreditation.

Sanctions for failure to meet these certification, accreditation and licensure requirements include suspension, revocation, or limitation of a laboratory’s CLIA certification, accreditation or license, which is necessary to conduct business, cancellation or suspension of the laboratory’s ability to receive Medicare or Medicaid reimbursement, as well as imposition of plans to correct deficiencies, injunctive actions and civil monetary and criminal penalties. The loss or suspension of a CLIA certification, imposition of a fine or other penalties, or future changes in the CLIA law or regulations (or interpretation of the law or regulations) could harm our business.

California Laboratory Licensing

In addition to federal certification requirements of laboratories under CLIA, licensure is required and maintained for our clinical laboratory under California law. Such laws establish standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control. In addition, California laws mandate proficiency testing, which requires the laboratory to verify at least twice annually the accuracy of any test or procedure performed by that laboratory.

We maintain a current license in good standing with the California Department of Public Health. If our clinical laboratory is out of compliance with California standards, the California Department of Public Health may suspend, restrict or revoke our license to operate our clinical laboratory, assess substantial civil money penalties or impose specific corrective action plans. Any such actions could harm our business.

Other States’ Laboratory Testing

In addition to California, certain states such as New York, Florida, Maryland and Rhode Island require out-of-state laboratories to be licensed if the laboratories accept specimens from those states. We have obtained licenses in four additional states and believe we are in compliance with applicable licensing laws.

Potential sanctions for violation of state statutes and regulations include significant fines, the disapproval of licensure applications and the suspension or loss of various licenses, certificates and authorizations, which could harm our business. CLIA does not preempt state laws that have established laboratory quality standards that are at least as stringent as federal law, which currently includes only Washington and New York.

U.S. Food and Drug Administration

Diagnostic kits that are sold and distributed through interstate commerce are regulated as medical devices by the U.S. Food and Drug Administration, or FDA. Devices subject to FDA regulation must undergo premarket review prior to commercialization unless the device is of a type exempted from such review. In addition, manufacturers of medical devices must comply with various regulatory requirements under the Federal Food, Drug and Cosmetic Act and regulations promulgated under that Act, including quality system regulations, unless exempted from those requirements for particular types of devices. Entities that fail to comply with FDA requirements can be liable for criminal or civil penalties, such as recalls, detentions, orders to cease manufacturing and restrictions on labeling and promotion.

We believe Harmony meets the definition of a laboratory developed test, or LDT, as defined by CMS and FDA in that it is a test that was developed, validated and is performed by a licensed or certified clinical laboratory for its own use. LDTs such as Harmony are regulated under CLIA, as administered by CMS and applicable state laws and are not currently subject to FDA regulation. FDA has historically exercised enforcement discretion over LDTs, allowing continued marketing without premarket clearance or approval with respect to most LDTs performed by CLIA-certified laboratories.

We cannot provide any assurance that FDA regulation, including premarket review, will not be required in the future for our test, whether through additional guidance issued by the FDA, new enforcement policies adopted by the FDA or new legislation enacted by Congress. The FDA periodically indicates that it intends to reconsider the current policy of enforcement discretion over LDTs and to begin drafting an oversight framework for LDTs that may affect our tests. Should the FDA change the current policy of enforcement discretion, we may be required to obtain 510(k) clearance or premarket approval through regulatory pathways currently in place for medical devices, or the FDA may draft new regulations for regulatory review of LDTs. We have taken steps to ensure that the development and validation of our tests are performed substantially in compliance with current regulations, including meeting with the FDA on October 15, 2012 to discuss Harmony as an LDT.

HIPAA and Other Privacy Laws

We are subject to data privacy and security laws and regulations by both the federal government and the states in which we conduct our business. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. HIPAA standards apply to “Covered Entities,” which include health plans, healthcare clearing houses and healthcare providers that conduct certain healthcare transactions electronically, and their “Business Associates” that access individually identifiable health information in providing services for Covered Entities. Covered Entities and their Business Associates must have in place administrative, physical and technical standards to guard against the uses or disclosures of individually identifiable health information that are prohibited by contract or by law or regulation.

Because we are a healthcare provider and we conduct clinical laboratory testing services, we are presently a Covered Entity, and we must have in place the administrative, physical and technical safeguards required by HIPAA, HITECH and their implementing regulations. Additionally, some state laws impose privacy protections more stringent than HIPAA.

If we or our operations are found to be in violation of HIPAA, HITECH, their implementing regulations, or analogous state or international laws, we may be subject to reporting requirements, penalties (including significant civil and criminal penalties), fines, exclusion from participation in federal or state healthcare programs and the curtailment or restructuring of our operations, as well as potential civil actions by individuals whose protected health information was impacted by the violation.

Our activities must also comply with other applicable privacy and security laws and regulations. For example, there are also foreign privacy and security laws and regulations that impose restrictions on the access, use and disclosure of health information. Our failure to comply with these privacy and security laws and regulations or significant changes in the laws or regulations restricting our ability to obtain tissue samples and associated patient information could significantly impact our business and our future business plans.

Federal and State Fraud and Abuse Laws

A variety of federal and state laws prohibit healthcare fraud and abuse involving the commercial sector or state and federal healthcare programs, such as Medicare and Medicaid. These laws are interpreted broadly and enforced by various state and federal agencies, including, but not limited to, the U.S. Department of Justice, or DOJ, the U.S. Department of Health and Human Services, or HHS, and its various divisions, including but not limited to, CMS and the Office of Inspector General for HHS, or OIG, in addition to various state agencies. In addition, the Medicare and Medicaid programs increasingly use a variety of administrative contractors to review claims data and to identify improper payments as well as fraud and abuse. CMS conducts Comprehensive Error Rate Testing audits, the purpose of which is to detect improper Medicare payments. Any overpayments identified must be repaid to the Medicare Program unless a favorable decision is obtained on appeal.

Our relationships with employees, independent contractors, consultants, vendors, commercial partners and actual and potential customers, including laboratories, clinicians, hospitals and other healthcare providers, could subject us to substantial penalties for violations of federal and state healthcare fraud and abuse laws. Such penalties include the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment of business operations, any of which could materially affect our business. While we believe that we are in compliance with these federal and state healthcare fraud and abuse laws, there can be no assurance that our relationships with employees, contractors and customers, such as laboratories, clinicians, hospitals and other healthcare providers, will not be subject to scrutiny or will survive regulatory challenge under such laws. If imposed for any reason, penalties under the federal and state healthcare fraud and abuse laws could have a negative effect on our business.

False Claims Laws

The federal Civil False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the federal government. Under the Civil False Claims Act, a person acts knowingly if he has actual knowledge of the information or acts in deliberate ignorance or in reckless disregard of the truth or falsity of the information; specific intent to defraud is not required. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Provisions of the Civil False Claims Act allow a private individual to bring an action on behalf of the federal government and, if successful, to share in any amounts paid by the defendant to the government in connection with the action. The number of filings of such actions has increased significantly in recent years. HIPAA created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payers, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer.

Anti-Kickback Laws

The federal Anti-Kickback Law prohibits, among other things, knowingly and willfully offering, paying, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce or reward either the referral of an individual, or the furnishing, purchasing, leasing, ordering of any good, facility, item or service that is reimbursable, in whole or in part, by Medicare, Medicaid or other federal healthcare programs. “Remuneration” is broadly defined to include anything of value, including but not limited to cash payments, gift certificates or other gifts, discounts, or the furnishing of services, supplies or equipment, waivers of payment, ownership interests and providing anything at less than its fair market value. However, there are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution under the federal Anti-Kickback Law.

In December 1994, OIG issued a Special Fraud Alert on arrangements for the provision of clinical laboratory services. The Special Fraud Alert sets forth a number of practices allegedly engaged in by some clinical laboratories and healthcare providers that raise issues under the federal fraud and abuse laws, including the Anti-Kickback Law. OIG emphasized in the Special Fraud Alert that when one purpose of such arrangements is to induce referrals of program-reimbursed laboratory testing, both the clinical laboratory and the healthcare provider may be liable under the Anti-Kickback Law, and may be subject to criminal prosecution and exclusion from participation in the Medicare and Medicaid programs.

The reach of the Anti-Kickback Law was also broadened by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, PPACA, which, among other things, amends the intent requirement of the federal Anti-Kickback Law. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Law constitutes a false or fraudulent claim for purposes of the federal Civil False Claims Act or the civil monetary penalties statute, which among other things, imposes penalties against any person or entity determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

Many states, including California, have adopted laws similar to the federal Anti-Kickback Law, and some laws apply to items and services reimbursable by any payer, including private third-party payers.

U.S. Health Care Reform

In March 2010, PPACA was enacted, which includes measures that have the potential to significantly change the way healthcare is financed by both governmental and private insurers. The Physician Payments Sunshine Act, enacted as part of PPACA, and its implementing regulations require medical device manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as certain ownership and investment interests held by physicians and their immediate family members. Manufacturers will be required to report this information to CMS beginning in 2014, and failure to stay in compliance may result in fines ranging from $10,000 to $1,000,000 annually. Various states have also implemented regulations prohibiting certain financial interactions with healthcare professionals and/or mandating public disclosure of such financial interactions. We may incur significant costs to comply with such laws and regulations now or in the future.

Physician Self-Referral Laws

The federal law prohibiting physician self-referrals, commonly known as the Stark Law, prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain “designated health services,” which include laboratory services, if the physician or an immediate family member of the physician has any financial relationship with the entity. A “financial relationship” is created by an “ownership or investment interest” or a “compensation arrangement,” as each is defined in the Stark Law. A laboratory cannot bill any party for services furnished to Medicare and Medicaid patients pursuant to a prohibited self-referral. Several Stark Law exceptions are relevant to arrangements involving clinical laboratories, including, for example:

•	fair market value compensation for the provision of items or services;

•	payments by physicians to a laboratory in exchange for the provision of clinical laboratory services; and

•	certain space and equipment rental agreements that satisfy certain requirements.

Claims submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts. In addition to the Stark Law, many states, including California, have their own laws prohibiting self-referrals, each of which may extend to all self-referrals, regardless of the payer and not limited to Medicare and Medicaid referrals.

Employees

As of March 31, 2014, we had 157 employees, including 68 in sales, general and administrative, 44 in laboratory operations and 45 in research and development. Substantially all of our employees are in San Jose, California. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

Facilities

Our corporate headquarters are located in San Jose, California, where we lease approximately 32,000 square feet, of which approximately 5,200 square feet are comprised of our CLIA laboratory. The lease on our facilities expires in August, 2018. We believe that our current facilities are suitable for our current needs, including processing of our tests in our laboratory. Our current capacity is approximately 200,000 samples per year but we believe this can be expanded to approximately 500,000 samples per year with the addition of some capital equipment and personnel utilizing the same amount of laboratory space.

Legal Matters

We are currently involved in intellectual property litigation and proceedings before the United States Patent and Trademark Office, or the USPTO.

Sequenom Litigation and Inter Partes Review

On December 19, 2011, we filed a complaint in the United States District Court for the Northern District of California, or the Northern District of California, against Sequenom, seeking a judicial declaration that activities related to our non-invasive prenatal test using cell-free DNA do not infringe claims of U.S. Patent No. 6,258,540, or the ‘540 Patent. Sequenom has exclusively licensed the ‘540 patent from Isis Innovation Limited, or Isis, the technology transfer management subsidiary of Oxford University. Sequenom countersued us for infringement of a subset of claims of the ‘540 Patent, and requested, among other things, damages and a preliminary injunction against us. Sequenom’s motion for a preliminary injunction was denied on July 5, 2012, and this ruling was appealed to the United States Court of Appeals for the Federal Circuit, or the Federal Circuit. In August 2013, the Federal Circuit vacated and remanded the decision denying the motion for a preliminary injunction to the Northern District of California for reconsideration. Cross-motions for summary judgment were filed in Northern District of California by us and Sequenom in August and September, 2013, respectively, and on October 30, 2013, the Northern District of California granted our motion for summary judgment, thereby invalidating the subset of claims of the ‘540 Patent asserted by Sequenom against us. Sequenom has appealed the Northern District of California’s summary judgment ruling of invalidity to the Federal Circuit.

In September 2012 and April 2013, we also petitioned for an inter partes review, or IPR, of the claims of the ‘540 Patent by the USPTO. We challenged the validity of all claims of the ‘540 Patent based on anticipation and obviousness in view of the prior art. The USPTO found a reasonable likelihood that all claims of the ‘540 Patent would be found invalid based on multiple combinations of references, and therefore instituted IPR on all claims of the ‘540 Patent. The IPR trial for the ‘540 Patent occurred on January 24, 2014, and a final determination on the validity of the ‘540 Patent claims is expected to be issued by the USPTO in April 2014. A finding of invalidity in the USPTO, if any, would invalidate the patent claims based on different legal grounds than those used in the summary judgment ruling by the Northern District of California.

Verinata Litigation and Inter Partes Reviews

In October 2012, Verinata Health, Inc., or Verinata, and the Board of Trustees of the Leland Stanford Junior University, or Stanford, sued us and our collaboration partner, LabCorp, in the Northern District of California for alleged patent infringement of U.S. Patent No. 8,296,076, or the ‘076 Patent. Verinata has exclusively licensed certain rights in the ‘076 Patent from Stanford. The complaint was amended in November 2012 to include allegations of infringement by us and LabCorp of U.S. Patent No. 8,318,430, or the ‘430 Patent, a patent owned directly by Verinata. A stipulation dismissing all claims of infringement of the ‘076 and ‘430 patents by LabCorp was entered by the court on March 4, 2014. This litigation is proceeding against us in the Northern District of California, and the initial trial date is set for February 2015. The amended complaint against us seeks, among other things, damages for past infringement and a permanent injunction enjoining us from further infringing the ‘076 Patent and the ‘430 Patent, including by selling, offering for sale or using Harmony. Verinata did not claim a specific dollar amount for alleged past infringement by Ariosa of the ‘076 Patent and the ‘430 Patent in the complaint.

In May 2013, we petitioned for IPR challenging the validity of all claims of the ‘430 Patent and claims 1-13 of the ‘076 Patent based on anticipation and/or obviousness in view of the prior art. The USPTO has instituted IPR of all claims of the ‘430 Patent and claims 1-13 of the ‘076 Patent, finding a reasonable likelihood that these claims will be found invalid based on the prior art. The IPR trial dates for the ‘076 Patent and the ‘430 Patent are July 11, 2014 and July 16, 2014, respectively. Final determinations on the validity of the claims of both patents by the USPTO are expected to be issued by the USPTO by October to November 2014, prior to the trial date set for the litigation on allegations of infringement of the ‘076 Patent and the ‘430 Patent by us in the Northern District of California.

Because of the uncertainties related to its pending litigation and USPTO proceedings, we are currently unable to predict the ultimate outcome of any litigation or claim, or validity as determined by the USPTO; therefore we cannot at present estimate the possible loss or range of loss that could result from an unfavorable outcome in one or both forums. Accordingly, we have not accrued for contingent liabilities associated with the legal proceedings described above.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of April 24, 2014:

Name	Age	Position
Executive Officers
Kenneth Song, M.D.	39	Chief Executive Officer and Director
David Mullarkey	47	President and Chief Operating Officer
Daniel Puckett	50	Chief Financial Officer
Thomas Musci, M.D.	61	Chief Medical Officer
Arnold Oliphant, Ph.D.	54	Chief Scientific Officer
Dianna DeVore, Ph.D.	45	Senior Vice President, Intellectual Property and Legal Affairs
Andrew Sparks, Ph.D.	48	Senior Vice President, Development and Operations

Non-Employee Directors
John Stuelpnagel, D.V.M.(1)(2)	56	Chairman of the Board of Directors
Michael Aicher(1)	54	Director
Kathryn E. Falberg(1)	53	Director
Kim Kamdar, Ph.D.(2)	46	Director
Bryan E. Roberts, Ph.D.(2)(3)	47	Director
William D. Young(3)	69	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Kenneth Song, M.D., a co-founder, has served as our Chief Executive Officer and as a member of our board of directors since April 2010. From July 2007 to April 2010, Dr. Song was Vice President at Venrock, a venture capital firm, leading investments in private and public healthcare companies. From 2002 to 2007, Dr. Song trained as both an internist and gastroenterologist and conducted translational and clinical outcome research at the University of California, San Francisco, University of Washington and the Fred Hutchinson Cancer Center. From 2000 to 2002, Dr. Song was a consultant at McKinsey & Company, Inc., a management consulting firm. Dr. Song holds a B.S. in Biology from the Massachusetts Institute of Technology and an M.D. from the University of California, San Francisco.

We believe Dr. Song’s previous experience on our board of directors and as our Chief Executive Officer, as well as his over ten years of experience in the healthcare and technology industries qualify him to serve on our board of directors.

David Mullarkey has served as our President and Chief Operating Officer since January 2014. From January 2013 to December 2013, Mr. Mullarkey served as an independent consultant, providing marketing and strategic advisory services to healthcare companies. From January 2009 to December 2012, Mr. Mullarkey served in several capacities at Valeant Pharmaceuticals, Inc., a biopharmaceutical company, including as Senior Vice President and General Manager, Dermatology from September 2010 to December 2012 and as Vice President, Marketing—Coria Laboratories, a division of Valeant Pharmaceuticals, from January 2009 to August 2010. From 2006 to December 2008, Mr. Mullarkey served as Vice President, Marketing at Dow Pharmaceutical Sciences, a biopharmaceutical company acquired by Valeant Pharmaceuticals in 2008. From 2001 to 2006, Mr. Mullarkey served as Director, Strategic Marketing—Global Commercial Leader at Johnson & Johnson Pharmaceuticals Group Strategic Marketing, a healthcare products company. Prior to Johnson & Johnson, Mr. Mullarkey held various positions at SCIREX Corporation, a drug development services company, Coopers & Lybrand Consulting, a consulting company, and Eli Lilly & Company. Mr. Mullarkey holds a B.S. in Applied Economics and Business Management from Cornell University and an M.B.A. in Marketing from the Kellogg School of Management at Northwestern University.

Daniel Puckett has served as our Chief Financial Officer since November 2013. From September 2011 to November 2013, Mr. Puckett served as our Vice President of Finance and Administration. From April 2009 to September 2011, Mr. Puckett served as Executive Director of Operations of Cerexa, Inc., a biopharmaceutical company. From January 2004 to April 2009, Mr. Puckett served as Vice President/General Manager of Global Sales Operations at Affymetrix, Inc., a biotechnology company. From 2000 to 2004, Mr. Puckett served as Executive Director of Finance at AOL Inc. and as Director of Finance at Netscape Communications. From 1998 to 1999, Mr. Puckett held a senior finance position at GES, a division of Viad Corp. Mr. Puckett started his career at BHP Billiton, Inc., a diversified resources company, where he held various finance roles. Mr. Puckett holds an M.B.A. from the University of San Francisco and a B.A. in Accounting from Washington State University.

Thomas J. Musci, M.D. has served as our Chief Medical Officer since November 2013 and served as our Vice President of Clinical Development and Medical Affairs from April 2012 to November 2013. From November 2009 to April 2012, Dr. Musci served as Director of Clinical/Medical Affairs, Predictive Health at Novartis Diagnostics, Inc., a biotechnology company. Since March 2006, Dr. Musci has served as a physician at San Francisco Perinatal Associates, Inc., which he co-founded. From 2002 to 2006, Dr. Musci served as Director of Perinatal Research at California Pacific Medical Center. From 2000 to 2012, Dr. Musci also served as a private consultant in the fields of genetics and genomics and maternal-fetal medicine. Since 1991, Dr. Musci has also held appointments at the University of California, San Francisco, and has been an Associate Clinical Professor since 2002. Dr. Musci holds a Bachelor of Music from San Francisco State University and an M.D. from Georgetown University.

Arnold Oliphant, Ph.D., a co-founder, has served as our Chief Scientific Officer since March 2010. From 2006 to 2009, Dr. Oliphant served as Executive Vice President of Scientific Operations at Complete Genomics Inc., a life sciences company. From 2000 to 2005, Dr. Oliphant served as Vice President of Scientific Operations at Illumina, Inc., a biotechnology company. Prior to Illumina, Dr. Oliphant served in a variety of roles at Myriad Genetics, Inc., a molecular diagnostic company, including Executive Vice President of Functional Genomics from 1997 to 2000, and Process Development and Production Director from 1995 to 1997. From 1992 to 1995, he served in a variety of roles at Pioneer Hi-Bred International, a plant genetics company subsequently acquired by DuPont, and prior to that was a Research Assistant Professor at the University of Utah. Dr. Oliphant holds a B.A. in Biology from the University of Utah and a Ph.D. in Genetics from Harvard University.

Dianna DeVore, Ph.D. has served as our Senior Vice President of Intellectual Property and Legal Affairs since December 2013 and served as our Vice President of Intellectual Property and Legal Affairs from November 2010 to December 2013. In March 2010, Dr. DeVore founded Convergent Law Group LLP, a law firm, and prior to that Dr. DeVore was Chairman of the Intellectual Property Group at VLP Law Group, LLP, a law firm. Between 2006 and 2008, Dr. DeVore served as inside counsel for various biotechnology companies. In 2002, Dr. DeVore co-founded the Australian Stem Cell Centre in Melbourne, Australia, and served as its Chief Operating Officer until 2005. Dr. DeVore holds a B.A. in Biology and Art History from Johns Hopkins University, a Ph.D. in Genetics from Yale University and a J.D. from Stanford Law School.

Andrew Sparks, Ph.D., a co-founder, has served as our Senior Vice President of Development and Operations since December 2013. From May 2011 to December 2013, Dr. Sparks served as our Vice President of Operations and from May 2010 to May 2011, he served as our Vice President of Genomics. Dr. Sparks served as Director of Development and later Senior Director of Development from January 2007 to May 2010 at Complete Genomics Inc., a biotechnology company. From 2005 to 2007, Dr. Sparks served as Associate Director of Product Research at Affymetrix, Inc., a biotechnology company. From 2002 to 2005, Dr. Sparks served as Director of Association Studies at Perlegen Sciences, Inc. From 1999 to 2002, Dr. Sparks served as Director of

Genetics at GMP Genetics Inc., a biotechnology company and a division of GMP Companies, Inc. Dr. Sparks holds a B.S. in Biology from the University of Texas, a Ph.D. in Genetics from the University of North Carolina at Chapel Hill.

Non-Employee Directors

John Stuelpnagel, D.V.M., a co-founder, has served on our board of directors since December 2009 and as Chairman since May 2010. Since 2008, Dr. Stuelpnagel has served as an advisor to private companies, and serves as Chairman of the Board at Sequenta, Inc., a molecular diagnostic company and Omicia, Inc., a clinical informatics company. From April 1998 to April 2009, Dr. Stuelpnagel served in a variety of roles at Illumina, Inc., a life sciences tools company, which he co-founded in April 1998, including his position as the company’s first President and Chief Executive Officer from 1998 to 1999 and as Chief Operating Officer from January 2005 to April 2008. From 1997 to 1998, Dr. Stuelpnagel served as an associate at CW Group Inc., a venture capital firm. Dr. Stuelpnagel holds a B.S. in Biochemistry and a Doctorate in Veterinary Medicine from the University of California, Davis, and an M.B.A. from the University of California, Los Angeles.

We believe Dr. Stuelpnagel’s extensive experience in the biotechnology industry qualifies him to serve on our board of directors.

Michael Aicher has served on our board of directors since January 2013. Since January 2013, Mr. Aicher has served as the Chief Executive Officer of Omicia, Inc, a biotechnology company. From 1991 to 2000, Mr. Aicher worked at the National Genetics Institute, which he co-founded, and was later acquired by Laboratory Corporation of America Holdings in 2000. From 2000 to September 2012, Mr. Aicher held the position of Senior Vice President at LabCorp. From 1980 to 1991, Mr. Aicher served as Vice President of Central Diagnostics Laboratory Inc., a biotechnology laboratory. Mr. Aicher holds a B.S. in Business Administration from the University of Redlands, an M.B.A. in Economics from Columbus University and is a certified Global Biotechnology Executive from the University of California, Berkeley.

We believe Mr. Aicher’s leadership experience and depth of knowledge in the biotechnology field qualify him to serve on our board of directors.

Kathryn E. Falberg has served on our board of directors since April 2014. Ms. Falberg served as Executive Vice President and Chief Financial Officer of Jazz Pharmaceuticals PLC, a biopharmaceutical company, from March 2012 to March 2014 after serving as Senior Vice President and Chief Financial Officer since December 2009. From 2001 through 2009, Ms. Falberg worked with a number of smaller companies while serving as a corporate director and audit committee chair for several companies. From 1995 to 2001, Ms. Falberg was with Amgen, Inc., where she served as Senior Vice President, Finance and Strategy and Chief Financial Officer, and before that as Vice President, Controller and Chief Accounting Officer, and Vice President, Treasurer. Ms. Falberg received an M.B.A. and B.A. in Economics from the University of California, Los Angeles and is a certified public accountant (inactive). Ms. Falberg currently serves on the board of directors and is the chair of the audit committees of both Halozyme Therapeutics, Inc. and Medivation, Inc. and previously served on the board of directors of QLT Inc.

We believe Ms. Falberg’s experience in financial and accounting leadership positions and her service on the board and audit committees of other biotechnology companies qualify her to serve on our board of directors.

Kim Kamdar, Ph.D. has served on our board of directors since May 2010. Since January 2011, Dr. Kamdar has served as a partner at Domain Associates, L.L.C., a venture capital firm. From 2006 to 2011, Dr. Kamdar served as a principal at Domain Associates, L.L.C. From 2003 to 2004, Dr. Kamdar was a Kauffman Fellow with MPM Capital, a private equity firm. From 2000 to 2003, Dr. Kamdar was a research director for a drug discovery effort at the Torrey Mesa Research Institute, a biotechnology research company. In November 2002, Dr. Kamdar founded Aryzun Pharmaceuticals, a biotechnology company. Dr. Kamdar currently serves on the board of directors of several private companies. Dr. Kamdar holds a B.A. in Biological Sciences from Northwestern University and a Ph.D. in Biochemistry and Genetics from Emory University.

We believe Dr. Kamdar’s over 15 years of experience in biotechnology qualify her to serve on our board of directors.

Bryan E. Roberts, Ph.D. has served on our board of directors since May 2010. Since 2006, Dr. Roberts has served as a managing general partner at Venrock, a venture capital firm. From 2001 to 2006, Dr. Roberts served as general partner at Venrock. He joined Venrock in 1997 as a Kauffman Fellow. From 1989 to 1992, Dr. Roberts worked in the corporate finance department of Kidder, Peabody & Co., a brokerage company. Dr. Roberts serves on the board of directors of Achaogen Inc., Castlight Health, Inc., Ironwood Pharmaceuticals, Inc. and ZELTIQ Aesthetics Inc., as well as on the board of several private companies. Dr. Roberts previously served on the board of directors of athenahealth, Inc. and Sirna Therapeutics, Inc. Dr. Roberts holds a B.A. in Chemistry from Dartmouth College and a Ph.D. in Chemistry and Chemical Biology from Harvard University.

We believe Dr. Roberts’ experience with facilitating the growth of healthcare and biotechnology companies, together with his historical perspective on the company, qualify him to serve on our board of directors.

William D. Young has served on our board of directors since May 2010. Since March 2010, Mr. Young has served as a venture partner at Clarus Ventures, LLC, a venture capital firm. From 1999 to 2009, Mr. Young served as Chairman of the board of directors and Chief Executive Officer of Monogram Biosciences, Inc., a biotechnology company, until the sale of the company to LabCorp, an international biotechnology laboratory, in June 2009. From 1980 to 1999, Mr. Young held various positions of increasing responsibility at Genentech Inc., a biotechnology company acquired by F. Hoffman-La Roche in March 2009, most recently as Chief Operating Officer, from 1997 to 1999. Mr. Young joined Genentech in 1980 as Director of Manufacturing and Process Sciences and became Vice President in 1983. From 1966 to 1980, Mr. Young worked at Eli Lilly and Company, a global pharmaceutical company, in various positions in production and process engineering, antibiotic process development and production management. Mr. Young currently serves as the chairman of the board of directors and as a member of the audit committee of NanoString Technologies, Inc., as chairman of the board of directors of Biogen IDEC Inc., and as a member of the board of directors at BioMarin Pharmaceutical Inc. and Theravance, Inc. Mr. Young received a B.S. in Chemical Engineering from Purdue University, an M.B.A. from Indiana University and an honorary doctorate from Purdue University.

We believe Mr. Young’s extensive experience in the biotechnology industry qualifies him to serve on our board of directors.

Board Composition

Certain members of our board of directors were elected pursuant to the provisions of our voting agreement, as amended. Under the voting agreement, our stockholders who are party to the voting agreement agreed to vote their shares to elect our board of directors pursuant to the voting agreement. The holders of (1) a majority of our preferred stock, voting as a separate class, designated Dr. Roberts and Dr. Kamdar for election to our board of directors; (2) the holders of a majority of our common stock, voting as a separate class, designated Dr. Song and Dr. Stuelpnagel for election to our board of directors; and (3) holders of a majority of our preferred stock and common stock designated Messrs. Aicher and Young for election to our board of directors. The voting agreement will terminate upon the closing of this offering and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Our board of directors will consist of seven members upon the closing of this offering. In accordance with our certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Dr. Song and Mr. Aicher, and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	The Class II directors will be Dr. Kamdar and Mr. Young, and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	The Class III directors will be Dr. Roberts, Dr. Stuelpnagel and Ms. Falberg, and their terms will expire at the annual meeting of stockholders to be held in 2017.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Under the listing requirements and rules of the NASDAQ Global Market, independent directors must comprise a majority of our board of directors as a listed company within one year of the closing of this offering.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Dr. Kamdar, Dr. Roberts, Dr. Stuelpnagel and Messrs. Aicher and Young and Ms. Falberg do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NASDAQ Global Market. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Dr. Stuelpnagel, Mr. Aicher and Ms. Falberg. Our board of directors has determined that Dr. Stuelpnagel, Mr. Aicher and Ms. Falberg are independent under the NASDAQ listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Ms. Falberg. Our board of directors has determined that Dr. Stuelpnagel and Ms. Falberg are “audit committee financial experts” within the meaning of SEC regulations. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our accounting, financial and other reporting and internal control practices and to oversee our independent registered accounting firm. Specific responsibilities of our audit committee include:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions;

•	obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of Dr. Kamdar, Dr. Roberts and Dr. Stuelpnagel. Our board of directors has determined that Dr. Kamdar, Dr. Roberts and Dr. Stuelpnagel are independent under the NASDAQ listing standards, are “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act and are “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). The chair of our compensation committee is Dr. Stuelpnagel.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;

•	administering our stock and equity incentive plans;

•	selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committees compensation advisers;

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans, severance agreements, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management, as appropriate; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Roberts and Mr. Young. The chair of our nominating and corporate governance committee is Dr. Roberts. Each member of the nominating and corporate governance committee is independent within the meaning of applicable listing standards, is a non-employee director and is free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the board of directors in accordance with the applicable NASDAQ listing standards.

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying, evaluating and selecting, or recommending that our board of directors approve, nominees for election to our board of directors;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of the committees of the board of directors;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	reviewing management succession plans;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing an annual evaluation of the board of directors’ performance.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions and agents and representatives, including directors and consultants. The full text of our code of business conduct and ethics will be posted on our website at www.ariosadx.com. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website identified above.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

The following table sets forth information concerning the compensation paid to our non-employee directors during 2013.

Name	Fees Paid in Cash(1)	Option Awards ($)(2)	Total ($)
John Stuelpnagel, D.V.M.(3)	—	$161,436	$161,436
Michael Aicher(4)	—	83,647	83,647
Kathryn E. Falberg(5)	—	—	—
Kim Kamdar, Ph.D.	—	—	—
Bryan E. Roberts, Ph.D.	—	—	—
William D. Young(6)	—	—	—

(1)	No cash compensation was paid to our non-employee directors in 2013. Although we do not have a written policy, we generally reimburse our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.
(2)	The amount shown in this column does not reflect dollar amount actually received by this director. Instead, this amount reflects the aggregate grant date fair value of this stock option granted in 2013, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of this amount are included in Note 9 to our financial statements included in this prospectus. As required by SEC rules, the amount shown excludes the impact of estimated forfeitures related to service-based vesting conditions. Our director will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of this stock option.
(3)	In April 2011, Dr. Stuelpnagel was granted an option to purchase 40,000 shares of our common stock with an exercise price of $0.58 per share. This option vests over a four year period as follows: 25% of the shares vested on April 15, 2012 and the remaining shares vest in 36 equal monthly installments over the next three years; provided Dr. Stuelpnagel continues to serve on our board of directors or otherwise provides services to us. This option will vest in full if Dr. Stuelpnagel’s service as a director is terminated following a change in control of the company. In July 2012, Dr. Stuelpnagel was granted an option to purchase 20,000 shares of our common stock with an exercise price of $3.86 per share. This option vests over a four year period in 48 equal monthly installments, beginning on July 20, 2012, provided Dr. Stuelpnagel continues to serve on our board of directors or otherwise provides services to us. This option will vest in full if Dr. Stuelpnagel’s service as a director is terminated following a change in control of the company. In July 2013, Dr. Stuelpnagel was granted an option to purchase 30,000 shares of our common stock with an exercise price of $8.42 per share. This option vests over a four year period in 48 equal monthly installments, beginning on July 25, 2013; provided Dr. Stuelpnagel continues to serve on our board of directors or otherwise provides services to us.
(4)	In January 2013, Mr. Aicher was granted an option to purchase 17,500 shares of our common stock with an exercise price of $7.60 per share. This option vests over a four year period as follows: 25% of the shares vest on January 17, 2014, and the remaining shares will vest in 36 equal monthly installments over the next three years; provided Mr. Aicher continues to serve on our board of directors or otherwise provides services to us. This option will vest in full if Mr. Archer’s service as a director is terminated following a change in control of the company.
(5)	Ms. Falberg joined our board of directors in April 2014.
(6)	In January 2010, Mr. Young was granted an option to purchase 10,000 shares of our common stock with an exercise price of $0.10 per share. The option vests over a four year period in 48 equal monthly installments, beginning on October 27, 2009; provided that the Mr. Young continues to serve on our board of directors or otherwise provides services to us. In addition, in August 2010, Mr. Young was granted an option to purchase 25,000 shares of our common stock with an exercise price of $0.26 per share. The option vests over a four year period as follows: 25% of the shares vested on May 25, 2011, and the remaining shares will vest in 36 equal monthly installments over the next three years; provided Mr. Young continues to serve on our board of directors or otherwise provides services to us. This option will vest in full if Mr. Young’s service as a director is terminated following a change in control of the company.

Non-Employee Director Compensation Policy

We have adopted a non-employee director compensation policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

Equity Compensation

IPO Grant

On the date of this offering, each non-employee director will be granted a stock option to purchase 7,500 shares of common stock under our 2014 Plan, vesting monthly over one year from the grant date, subject to continued service as a director through the applicable vesting date. The exercise price per share will equal the initial public offering price. In addition, each non-employee director will receive an award of restricted stock for 3,000 shares, other than Dr. Stuelpnagel, who will receive an award of restricted stock for 5,000 shares due to his position as chairman of the board of directors, vesting monthly over one year from the date of grant, subject to continued service as a director through the applicable vesting date.

Initial Grant

Each new non-employee director who joins our board of directors will be granted a stock option to purchase 15,000 shares of common stock under our 2014 Plan, vesting monthly over three years from the grant date, subject to continued service as a director through the applicable vesting date.

In connection with her appointment to our board of directors, on the date of this offering, Ms. Falberg will be granted a stock option to purchase 15,000 shares of our common stock under our 2014 Plan with an exercise price per share equal to the initial public offering price, vesting monthly over three years from the grant date, subject to her continued service as a director through the applicable vesting date.

Annual Grant

On the date of each annual meeting of our stockholders, each current non-employee director will be granted an annual stock option to purchase 7,500 shares of common stock under our 2014 Plan, vesting monthly over one year from the grant date, subject to continued service as a director though the applicable vesting date.

In the event of a change of control or a corporate transaction (each as defined in our 2014 Plan), any unvested portion of an equity award granted under the policy will fully vest and become exercisable immediately prior to the effective date of such change of control or corporate transaction, subject to the non-employee director’s continuous service with us on the effective date of the change of control or corporate transaction.

The exercise price per share of each stock option granted under the non-employee director compensation policy will be the fair market value of a share of our common stock, as determined in accordance with our 2014 Plan, on the date of the option grant. Each stock option will have a term of ten years from the date of grant, subject to earlier termination in connection with a termination of the non-employee director’s continuous service with us.

Cash Compensation

Commencing with our first annual meeting of stockholders in 2015, each non-employee director will receive an annual cash retainer of $35,000 for serving on our board of directors. The chairperson of our board of directors will receive an additional annual cash retainer of $25,000.

The chairperson and members of the three standing committees of our board of directors will be entitled to the following annual cash retainers:

Board Committee	Chairperson Fee	Member Fee
Audit Committee	$15,000	$7,500
Compensation Committee	10,000	5,000
Nominating and Corporate Governance Committee	10,000	5,000

All annual cash compensation amounts will be payable in equal quarterly installments in arrears, on the last day of each fiscal quarter for which the service occurred, pro-rated based on the days served in the applicable fiscal quarter.

A non-employee director may elect to receive a stock option grant in lieu of his or her annual cash compensation. Such election would apply to all such cash compensation. A non-employee director must make this election prior to the date of the annual meeting and such election will apply until the next annual meeting of our stockholders.

The number of stock options to be granted in lieu of annual cash compensation will be determined by dividing (i) the amount of annual compensation that would otherwise be paid during the upcoming year of service, by (ii) the Black-Scholes value of a share of our common stock on the applicable grant date, or such other method that may be set forth in the non-employee director compensation policy. Such stock options will be nonstatutory stock options and will be granted on the date of the annual meeting of our stockholders. The stock options will have an exercise price per share equal to 100% of the fair market value of the underlying shares of our common stock on the date of grant and will vest monthly over one year from the grant date, subject to continued service as a director though the applicable vesting date. The stock options will have a term of ten years from the date of grant.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, are:

•	Kenneth Song, M.D., Chief Executive Officer;

•	Arnold Oliphant, Ph.D., Chief Scientific Officer; and

•	Daniel Puckett, Chief Financial Officer.

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our named executive officers during 2013 and 2012.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)(3)	All Other Compensation ($)(4)	Total ($)
Kenneth Song, M.D.	2013	$343,583	$109,025	$322,872	$979	$776,459
Chief Executive Officer	2012	271,917	57,885	101,136	734	431,672

Arnold Oliphant, Ph.D.	2013	272,125	73,435	242,154	867	588,581
Chief Scientific Officer	2012	261,458	60,186	75,852	726	398,222

Daniel Puckett(5)	2013	256,141	60,135	134,530	983	451,789
Chief Financial Officer	2012	243,300	60,000	17,067	804	321,171

(1)	Represent amounts earned in 2012 and 2013, which were paid in 2013 and 2014, respectively, under our bonus program based on the achievement of company and individual performance goals and other factors deemed relevant by our compensation committee. Our 2012 company goals related to business and corporate development objectives and financial management objectives. Our 2013 company goals related to business and corporate development objectives and financial management objectives. For 2012 and 2013, we determined our chief executives officer’s annual performance bonus based on attainment of company objectives (90%) and individual performance (10%), which bonus our compensation committee determined was appropriate given our chief executive officer’s responsibility for the overall direction and success of our business. We based the 2012 and 2013 annual performance bonuses for each of the other named executive officers on an combination of company performance (65%) and individual performance (35%), which our compensation committee determined was appropriate in order to reinforce the importance of integrated and collaborative leadership. For 2012, the compensation committee determined that Dr. Oliphant was entitled to 92% of his target bonuses and that Dr. Song should receive 85% of his target bonus. Pursuant to his offer letter, in 2012, Mr. Puckett received a guaranteed bonus of $60,000. For 2013, the compensation committee determined that Dr. Oliphant and Mr. Puckett were entitled to 90% and 94% of their target bonuses, respectively, and that Dr. Song should receive 89% of his target bonus. In each case, determinations by the compensation committee were recommended to, and subsequently approved by the board of directors.
(2)	Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 to our financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.
(3)

Amounts in this column were determined at the discretion of our Board and, with respect to awards to Dr. Oliphant and Mr. Puckett, by our Chief Executive Officer, based in part on data regarding total compensation of comparable executives at companies we believe to be our peers and our achievement of certain corporate milestones, including, in 2012, the commercial launch of Harmony and collaboration agreement with LabCorp and, in 2013, initial commercialization success, international expansion and cost structure improvements.
(4)	Represents premiums for life insurance paid by the company.
(5)	Mr. Puckett was named our Chief Financial Officer in November 2013 and was previously our Vice President of Finance and Administration.

Outstanding Equity Awards at December 31, 2013

The following table provides information regarding outstanding equity awards held by each of our named executive officers as of December 31, 2013.

			Option Awards
Name	Grant Date(1)	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Kenneth Song, M.D.	8/24/2010	5/25/2010	76,653	(2)	—	$0.26	8/23/2020
	4/15/2011	4/15/2011	60,000	(2)	—	0.58	4/14/2021
	7/20/2012	7/20/2012	40,000	(3)	—	3.86	7/19/2022
	7/25/2013	7/25/2013	60,000	(3)	—	8.42	7/24/2023

Arnold Oliphant, Ph.D.	8/24/2010	5/25/2010	68,136	(2)	—	0.26	8/23/2020
	4/15/2011	4/15/2011	40,000	(2)	—	0.58	4/14/2021
	7/20/2012	7/20/2012	30,000	(3)	—	3.86	7/19/2022
	7/25/2013	7/25/2013	45,000	(3)	—	8.42	7/24/2023

Daniel Puckett	10/7/2011	9/27/2011	32,500	(2)	—	0.70	10/6/2021
	7/20/2012	7/20/2012	6,750	(3)	—	3.86	7/19/2022
	7/25/2013	7/25/2013	25,000	(3)	—	8.42	7/24/2023

(1)	All of the outstanding equity awards were granted under our 2009 Equity Incentive Plan.
(2)	These stock options are immediately exercisable in full, subject to a right of repurchase in our favor, which lapses as the shares of our common stock underlying the option vests. The shares subject to the option vest over a four-year period as follows: 25% of the shares vest on the first anniversary of the vesting commencement date and, thereafter, the remaining shares vest in 36 equal monthly installments over the next three years provided that the named executive officer continues to be employed by or otherwise provides services to us.
(3)	These stock options are immediately exercisable in full, subject to a right of repurchase in our favor, which lapses as the shares of our common stock underlying the option vests. The shares subject to the option vest over a four-year period in 48 equal monthly installments, provided that the named executive officer continues to be employed by or otherwise provides services to us.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company we will be exempt from certain requirements related to executive compensation, including, but not limited to, the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by Ariosa during 2013.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan during 2013.

Employment, Severance and Change of Control Agreements

Offer Letters

We extended offer letters to each of our named executive officers in connection with their employment. The letters generally provide for at-will employment and set forth the named executive officer’s initial base salary, initial equity grant amount and eligibility for employee benefits. In addition, each of our named executive officers has executed a form of our standard confidential information and invention assignment agreement. The key terms of the offer letters extended to our named executive officers are described below.

Kenneth Song, M.D.

In March 2010, we extended an offer letter to Dr. Song to be our Chief Executive Officer and a member of our board of directors. The letter provides for “at-will” employment and sets forth his initial annual base salary (which originally was $225,000) and eligibility to participate in our employee benefit plans and programs, as in effect from time to time.

In April 2010, Dr. Song purchased 337,500 shares of our common stock pursuant to a restricted stock purchase agreement at $0.10 per share. Of the 337,500 shares, 37,500 shares were immediately vested. The remaining 300,000 shares are subject to vesting in the form of our right to repurchase with 25% of the restricted stock vesting on the first anniversary of the purchase date, and the remaining 75% of the restricted stock vesting in substantially equal installments each month thereafter, subject to Dr. Song’s continued employment with us on each applicable vesting date. The restricted stock purchase agreement provides that the restricted stock will be subject to accelerated vesting as described below under “— Potential Payments and Benefits upon Termination or Change in Control.”

Arnold Oliphant, Ph.D.

In February 2010, we extended an offer letter to Dr. Oliphant, to be our Chief Scientific Officer. The letter provides for “at-will” employment and sets forth his initial annual base salary (which originally was $225,000) and eligibility to participate in our employee benefit plans and programs, as in effect from time to time.

In April 2010, Dr. Oliphant purchased 300,000 shares of our common stock pursuant to a restricted stock purchase agreement at $0.10 per share. The restricted stock is subject to vesting in the form of our right to repurchase with 25% of the restricted stock vesting on the first anniversary of the purchase date, and the remaining 75% of the restricted stock vesting in substantially equal installments on each month thereafter, subject to Dr. Oliphant’s continued employment with us on each applicable vesting date. The restricted stock purchase agreement provides that the restricted stock will be subject to accelerated vesting as described below under “— Potential Payments and Benefits upon Termination or Change in Control.”

Daniel Puckett

In September 2011, we extended an offer letter to Mr. Puckett, to be our Vice President of Finance. In November 2013, Mr. Puckett’s title was changed to Chief Financial Officer. The letter provides for “at-will” employment and sets forth his initial annual base salary (which originally was $240,000), a $75,000 one-time signing bonus, eligibility to receive a guaranteed minimum annual bonus for 2012 of $60,000 and eligibility to participate in our employee benefit plans and programs, as in effect from time to time.

In October 2011, we granted Mr. Puckett a stock option to purchase 65,000 shares of our common stock with an exercise price of $0.70 per share. The option is subject to vesting with 25% of the option vesting on the first anniversary of the grant date, and the remaining shares vest in 36 equal monthly installments over the next three years, subject to Mr. Puckett’s continued employment with us on each applicable vesting date.

Potential Payments and Benefits upon Termination or Change in Control

Kenneth Song, M.D.

Pursuant to Dr. Song’s restricted stock purchase agreement, if his employment is terminated by us or a successor without “cause”, or if he resigns for “good reason”, within the twelve-month period following the closing of a “change in control” (each as defined in his restricted stock purchase agreement), 100% of the unvested portion of his restricted stock will vest in full. As of March 31, 2014, 6,250 shares of restricted stock were unvested.

Arnold Oliphant, Ph.D.

Pursuant to Dr. Oliphant’s restricted stock purchase agreement, if his employment is terminated by us or a successor without “cause”, or if he resigns for “good reason”, within the twelve-month period following the closing of a “change in control” (each as defined in his restricted stock purchase agreement), 100% of the unvested portion of his restricted stock will vest in full. As of March 31, 2014, all such shares of restricted stock were vested.

2009 Equity Incentive Plan

If the stock options granted to our executive officers under our 2009 Equity Incentive Plan, or our 2009 Plan, are not assumed, continued or substituted in connection with a “change in control” (as defined in the 2009 Plan), then the vesting of such stock options will accelerate and they will vest in full and will terminate if not exercised at or prior to the closing of the change in control transaction. See the section titled “—Employee Benefit Plans—2009 Equity Incentive Plan—Corporate Transactions” for more information.

If the stock options granted to our executive officers under our 2009 Plan are assumed, continued or substituted in connection with a “change in control”, then the vesting of such stock options will, if the executive officer is terminated without “cause” or if the executive officer resigns for “good reason” (each as defined under the 2009 Plan), during the 12-month period following a change in control will accelerate and they will vest in full.

Employee Benefit Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate employees, consultants and directors and encourages them to devote their best efforts to our business and financial success. The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.

2009 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2009 Plan in December 2009. Our 2009 Plan was amended and restated most recently in July 2013. Our 2009 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees, and for the grant of nonstatutory stock options, or NSOs, restricted stock awards, restricted stock unit awards and stock appreciation rights to our employees, directors and consultants.

Our 2014 Equity Incentive Plan will become effective upon the execution of the underwriting agreement related to this offering. As a result, we do not expect to grant any additional awards under the 2009 Plan following that date, although any awards granted under the 2009 Plan will remain subject to the terms of our 2009 Plan and applicable award agreements, until such outstanding awards that are stock options are exercised, or until they terminate or expire by their terms, and until any restricted stock awards become vested, terminate or are forfeited.

Authorized Shares. The maximum number of shares of our common stock that may be issued under our 2009 Plan is 3,450,392. The maximum number of shares that may be issued upon the exercise of ISOs under our 2009 Plan is 3,450,392. Shares subject to stock awards granted under our 2009 Plan that expire or terminate without being exercised in full or are settled in cash do not reduce the number of shares available for issuance under our 2009 Plan. Additionally, shares issued pursuant to stock awards under our 2009 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, become available for future grant under our 2009 Plan, although such shares may not be subsequently issued pursuant to the exercise of an ISO.

Plan Administration. Our board of directors or a duly authorized committee of our board of directors administers our 2009 Plan and the stock awards granted under it. Under our 2009 Plan, the board of directors has the authority to determine and amend the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2009 Plan. The board may amend the 2009 Plan in these and other respects, although certain material amendments to the 2009 Plan require stockholder approval.

Under the 2009 Plan, the board of directors also has the authority to modify outstanding awards, reprice any outstanding option, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under GAAP, although if any such action adversely affects a participant, the written consent of that participant is required.

Corporate Transactions. Our 2009 Plan provides that in the event of certain specified corporate transactions, unless otherwise provided in an award agreement or expressly by the board at the time of a grant, outstanding awards may be assumed or continued by a surviving or acquiring corporation (or its parent company), or similar stock awards may be substituted for outstanding awards, and in this regard, the surviving or acquiring corporation (or its parent company) may choose to assume or continue all or only a portion of those awards. In addition, any reacquisition or repurchase rights held by Ariosa with respect to such awards may be assigned by Ariosa to the successor organization.

If outstanding awards are not assumed, continued or substituted in connection with a corporate transaction, then (1) as to awards held by participants whose continuous service has not terminated before the effective date of the transaction, the vesting and exercisability of such awards will be accelerated to a date that is five days before the effective date of the transaction (unless another date is specified by the board), and any repurchase rights of the company will lapse at the effective date of the transaction; (2) as to awards held by participants whose continuous service to the company has terminated, the vesting of such stock awards will not be accelerated, all unvested and unexercised awards will terminate at the effective time, and any repurchase rights held by Ariosa may continue to be exercised notwithstanding the corporate transaction. The board of directors may also provide for payment in lieu of exercise to holders of stock awards that would otherwise terminate if not exercised before the effective date of a corporate transaction, with the amount of payment equal to the excess of the value the holder would have received upon exercise over any exercise price payable by such holder in connection with such exercise.

Under the 2009 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our assets, (2) a sale or other disposition of at least 90% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

In the event of a change in control of Ariosa, awards granted under the 2009 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement. Under the 2009 Plan, a change in control is defined to include (a) the acquisition by any person of more than 50% of the combined voting power of the company’s then outstanding stock; (b) a merger, consolidation or similar transaction in which the stockholders of the company immediately prior to the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (c) a sale, lease, exclusive license or other disposition of all or substantially all of the assets to an entity that did not previously hold more than 50% of the voting power over company stock; (d) the stockholders of the company approve and the Board approves a plan of complete dissolution or liquidation or a complete dissolution or liquidation of the company otherwise occurs except for a liquidation into a parent corporation and (e) incumbent board members no longer constitute a majority of the members of the board (where incumbent members include members appointed, elected, or nominated for election by a majority of the incumbent board members).

Transferability. Under our 2009 Plan, the board of directors may provide for limitations on the transferability of awards, in its sole discretion. Option awards are generally not transferable other than by will or the laws of descent and distribution, except as otherwise provided under our 2009 Plan.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2009 Plan, although certain material amendments require the approval of our stockholders, and amendments that would impair the rights of any participant require the consent of that participant.

2014 Equity Incentive Plan

Our board of directors adopted our 2014 Equity Incentive Plan, or the 2014 Plan, in April 2014, and our stockholders approved the 2014 Plan in April 2014. Our 2014 Plan provides for the grant of ISOs to our employees and for the grant of NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards, and other forms of equity compensation to our employees, directors and consultants.

Authorized Shares. The maximum number of shares of our common stock that may be issued under our 2014 Plan is 2,500,000. In addition, the number of shares of our common stock reserved for issuance under our 2014 Plan will automatically increase on the first day of February for a period of up to 10 years, commencing on February 1, 2015, in an amount equal to the lesser of (1) 4% of the total number of shares of our capital stock outstanding on the last day of the preceding fiscal year, and (2) 1,000,000 shares; provided, that prior to the date of any such increase. Our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2). The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under our 2014 Plan is 30,000,000.

Shares subject to stock awards granted under our 2014 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2014 Plan. Additionally, shares issued pursuant to stock awards under our 2014 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, become available for future grant under our 2014 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2014 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards, and (2) determine the number of shares subject to such stock awards. Under the 2014 Plan, the board of directors has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements.

The board of directors may also modify outstanding awards under our 2014 Plan. The board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2014 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2014 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2014 Plan, up to a maximum of 10 years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the option holder’s cessation of service. The option term may be extended in the event that exercise of the option or sale of the underlying shares following such a termination of service is prohibited by applicable securities laws or by our insider trading policy. If an option holder’s service relationship with us or any of our affiliates ceases due to disability or death, or an option holder dies within a certain period following cessation of service, the option holder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. Options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

The plan administrator will determine acceptable consideration for the purchase of common stock issued upon the exercise of a stock option, which may include the following methods: (1) cash, check, bank draft or money order; (2) a broker-assisted cashless exercise procedure; (3) the tender of shares of our common stock previously owned by the option holder; (4) if the option is a nonstatutory stock option, by a net exercise arrangement; and (5) other legal consideration set forth in the applicable award agreement.

In general, options are not transferable except by will, the laws of descent and distribution, or as otherwise provided by the plan administrator under our 2014 Plan. An option holder may designate a beneficiary, however, who may exercise the option following the option holder’s death.

Tax Limitations on Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of our common stock with respect to incentive stock options that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as nonstatutory stock options. No incentive stock option may be granted to any person who, at the time of grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ceases for any reason, we may receive through a forfeiture condition or a repurchase right any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess, if any, of the per share fair market value of our common stock on the date of exercise over the purchase price or strike price, and (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. This amount may be paid in shares of our common stock, in cash, in any combination of cash and shares of our common stock or in any other form of consideration, as determined by the plan administrator and set forth in the award agreement. A stock appreciation right granted under the 2014 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2014 Plan, which may be up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The term of the stock appreciation right may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws or by our insider trading policy. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant (or, if applicable, a beneficiary) may generally exercise any vested stock appreciation right for a period of 12 months (in the case of disability) or 18 months (in the case of death). Stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Section 162(m) limits. Certain limits apply when we make awards under the 2014 Plan that are intended to comply with Section 162(m) of the Code. These limitations are intended to give us the flexibility to grant compensation that will not be subject to the $1,000,000 annual limitation on the income tax deductibility imposed by Section 162(m) of the Code. In the case of stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant, such awards will not cover more than 2,000,000 shares of our common stock in any calendar year. Additionally, no participant may be granted in a calendar year a performance stock award covering more than 2,000,000 shares of our common stock or a performance cash award having a maximum value in excess of $1,000,000 under our 2014 Plan.

Performance Awards. Our 2014 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility imposed by Section 162(m) of the Code. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.

Our compensation committee may establish performance goals by selecting from one or more of the following performance criteria: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) earnings before interest, taxes, depreciation, amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) total stockholder return; (9) return on equity or average stockholder’s equity; (10) return on assets, investment or capital employed; (11) stock price; (12) margin (including gross margin); (13) income (before or after taxes); (14) operating income; (15) operating income after taxes; (16) pre-tax profit; (17) operating cash flow; (18) sales or revenue targets; (19) increases in revenue or product revenue; (20) expenses and cost reduction goals; (21) improvement in or attainment of working capital levels; (22) economic value added (or an equivalent metric); (23) market share; (24) cash flow; (25) cash flow per share; (26) share price performance; (27) debt reduction; (28) implementation or completion of projects or processes; (29) stockholders’ equity; (30) capital expenditures; (31) debt levels; (32) operating profit or net operating profit; (33) workforce diversity; (34) growth of net income or operating income; (35) billings; (36) bookings; (37) employee retention; (38) initiation of phases of clinical trials and/or studies by specific dates; (39) patient enrollment rates; (40) budget management; (41) submission to, or approval by, a regulatory body (including, but not limited to the U.S. Food and Drug Administration, or FDA) of an applicable filing or a product candidate; (42) regulatory milestones; (43) progress of internal research or clinical programs; (44) progress of partnered programs; (45) partner satisfaction; (46) timely completion of clinical trials; (47) submission of INDs and NDAs and other regulatory achievements; (48) research progress, including the development of programs; (49) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; and (50) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the compensation committee.

Our compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless otherwise specified by our board of directors (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the performance goals are established, our compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item and (13) to exclude the effects of the timing of acceptance for review and/or approval of submission to the FDA or any other regulatory body.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2014 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of incentive stock options, (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2014 Plan pursuant to Section 162(m) of the Code), and (5) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. Our 2014 Plan provides that in the event of certain specified significant corporate transactions, as defined under our 2014 Plan, each outstanding award will be treated as the administrator determines. The administrator may (1) arrange for the assumption, continuation or substitution of a stock award by a successor corporation; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; (5) cancel or arrange for the cancellation of the stock award prior to the transaction in exchange for a cash payment, if any, determined by the board; or (6) make a payment, in the form determined by the board, equal to the excess, if any, of the value of the property the participant would have received upon exercise of the awards prior to the transaction over any exercise price payable by the participant in connection with the exercise. The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

In the event of a change in control of Ariosa, awards granted under the 2014 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement. Under the 2014 Plan, a change in control is defined to include (a) the acquisition of any person of more than 50% of the combined voting power of the company’s then outstanding stock; (b) a merger, consolidation or similar transaction in which the stockholders of the company immediately prior to the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (c) a sale, lease, exclusive license or other disposition of all or substantially all of the assets to an entity that did not previously hold more than 50% of the voting power over company stock and (d) the stockholders of the company approve and the Board approves a plan of complete dissolution or liquidation or a complete dissolution or liquidation of the company otherwise occurs except for a liquidation into a parent corporation.

Transferability. A participant may not transfer stock awards under our 2014 Plan other than by will, the laws of descent and distribution or as otherwise provided under our 2014 Plan.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend or terminate our 2014 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2014 Plan. No stock awards may be granted under our 2014 Plan while it is suspended or after it is terminated.

2014 Employee Stock Purchase Plan

Our board of directors adopted the 2014 Employee Stock Purchase Plan, or ESPP, in April 2014, and our stockholders approved the ESPP in April 2014. The ESPP will become effective immediately upon the execution and delivery of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Share Reserve. Following this offering, the ESPP authorizes the issuance of 500,000 shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on February 1 of each calendar year, from February 1, 2015 (assuming the ESPP becomes effective in 2014) through February 1, 2024, by the lesser of (1) 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, and (2) 250,000 shares; provided, that prior to the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors has delegated its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. We currently intend to have six month offerings with one purchase period (of approximately six months in duration) per offering, except that the first purchase period under our first offering may be shorter or longer than six months, depending on the date on which the underwriting agreement relating to this offering becomes effective. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase. For the initial offering, which we expect will commence upon the execution and delivery of the underwriting agreement relating to this offering, the fair market value on the first day of the offering period will be the price at which shares are first sold to the public.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding and the maximum number of shares an employee may purchase during a single purchase period is 2,500. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights, and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of 90% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transactions and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days s prior to such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendments, Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. We have the ability to make matching and discretionary contributions to the 401(k) plan but have not done so to date. Employee contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their own contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not taxable to the employees until withdrawn or distributed from the 401(k) plan.

Insurance Premiums

We pay premiums for medical insurance and dental insurance for all full-time employees, including our named executive officers. We also pay premiums for life insurance and long-term disability insurance benefits for all full-time employees, including our named executive officers. These benefits are available to all full-time employees, subject to applicable laws.

Limitations on Liability and Indemnification Matters

Upon the closing of this offering, our certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and our bylaws will provide that we are required to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our bylaws will also provide that, upon satisfaction of certain conditions, we shall advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our certificate of incorporation and bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted for directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering (subject to early termination), the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a summary of transactions since December 1, 2011 to which we have been a participant in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers or holders of more than five percent of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described in the section titled “Executive Compensation” or that were approved by our compensation committee.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transaction described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Series C Preferred Stock Financing

In November and December 2011, we issued an aggregate of 4,362,544 shares of our Series C preferred stock at a purchase price of $12.08 per share for an aggregate purchase price of $52.7 million. The following table summarizes the participation in the Series C preferred stock financing by holders of more than five percent of our capital stock and their affiliated entities and our directors. None of our executive officers purchased shares of Series C preferred stock.

Name	Series C Preferred Stock	Aggregate Purchase Price
Entities affiliated with Venrock(1)	1,382,793	$16,704,158
Entities affiliated with Meritech Capital Partners(2)	1,076,158	13,000,001
Entities affiliated with FMR LLC(3)	827,814	9,999,999
Entities affiliated with Domain Associates(4)	723,831	8,743,891
John Stuelpnagel, D.V.M.(5)	109,306	1,320,416

(1)	Includes (a) 986,268 shares of Series C preferred stock held by Venrock Associates V, L.P., (b) 23,172 shares of Series C preferred stock held by Venrock Entrepreneurs Fund V, L.P., (c) 244,930 shares of Series C preferred stock held by Venrock Healthcare Capital Partners, L.P., (d) 83,619 shares of Series C preferred stock held by Venrock Partners V, L.P., and (e) 44,804 shares of Series C preferred stock held by VHCP Co-Investment Holdings, LLC. Bryan E. Roberts, a member of our board of directors, is a managing general partner at Venrock.
(2)	Includes (a) 25,935 shares of Series C preferred stock held by Meritech Capital Affiliates IV, L.P., and (b) 1,050,223 shares of Series C preferred stock held by Meritech Capital Partners IV, L.P.
(3)	Includes (a) 413,907 shares of Series C preferred stock held by Ball & Co fbo Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (b) 248,344 shares of Series C preferred stock held by Mag & Co fbo Fidelity Select Portfolios: Health Care Portfolio, and (c) 165,563 shares of Series C preferred stock held by Mag & Co fbo Fidelity Select Portfolios: Medical Equipment and Systems Portfolio.
(4)	Includes (a) 718,500 shares of Series C preferred stock held by Domain Partners VIII, L.P., and (b) 5,331 shares of Series C preferred stock held by DP VIII Associates, L.P. Kim Kamdar, a member of our board of directors, is a partner at Domain Associates.
(5)	The shares are held in the name of the John R. Stuelpnagel Trust. Dr. Stuelpnagel is a member of our board of directors.

Immediately prior to the closing of this offering, each share of Series C preferred stock will convert into one share of common stock. For a description of the material rights and privileges of the Series C preferred stock please see Note 7 to the notes to our audited financial statements included elsewhere in this prospectus.

Bridge Loan Financing

In October 2011, we sold secured convertible promissory notes to five of our existing investors for an aggregate purchase price of $6.8 million. The notes accrued interest at a rate of 5% per year and were due and payable by October 21, 2012. On November 30, 2011, the principal amount of the notes and accrued interest of $37,344, were converted into 567,430 shares of Series C preferred stock at a conversion price of $12.08 per share.

The following table summarizes the participation in the bridge financing by holders of more than five percent of our capital stock and their affiliated entities and our directors. None of our executive officers participated in the bridge financing.

Name	Aggregate Principal Amount	Aggregate Shares of Series C Preferred Stock Issued Upon Conversion
Entities affiliated with Venrock Partners(])	$3,889,760	322,000
Entities affiliated with Domain Associates(2)	2,575,830	213,231
John Stuelpnagel, D.V.M.(3)	388,976	32,200

(1)	Includes (a) 290,541 shares of Series C preferred stock issued to Venrock Associates V, L.P. upon the conversion of $3,490,611 of principal and $19,125 of interest; (b) 24,633 shares of Series C preferred stock issued to Venrock Partners V, L.P. upon the conversion of $295,946 of principal and $1,621 of interest; and (c) 6,826 shares of Series C preferred stock issued to Venrock Entrepreneurs Fund V, L.P. upon the conversion of $82,014 of principal and $444 of interest. Bryan E. Roberts, a member of our board of directors, is a managing general partner at Venrock.
(2)	Includes: (a) 211,660 shares of Series C preferred stock issued to Domain Partners VIII, L.P. upon the conversion of $2,542,926 of principal and $13,393 of interest; and (b) 1,570 shares of Series C preferred stock issued to DP VIII Associates, L.P. upon the conversion $18,869 of principal and $103 of interest. Kim Kamdar, a member of our board of directors, is a partner at Domain Associates.
(3)	Represents 32,200 shares of Series C preferred stock issued to John R. Stuelpnagel Trust upon the conversion of $386,857 of principal and $2,119 of interest. Dr. Stuelpnagel is a member of our board of directors.

Sales of Securities by our Executive Officers and Employees

In December 2012, certain executive officers and employees sold 216,568 shares of our common stock at a price of $12.08 per share to entities affiliated with Meritech Capital Partners and Venrock. The following table presents the aggregate consideration paid to each executive officer pursuant to this transaction:

Name	Shares of Common Stock Sold (1)(2)	Aggregate Cash Consideration Paid
Kenneth Song, M.D.(3)	50,000	$604,000
Arnold Oliphant, Ph.D.(4)	15,000	181,200
Andrew Sparks, Ph.D.(5)	13,600	164,288
Dianna DeVore, Ph.D.(6)	10,075	115,863
Daniel Puckett(7)	7,175	86,674

(1)	In connection with the transaction, entities affiliated with Meritech Capital Partners purchased an aggregate of 128,858 shares of common stock.
(2)	In connection with the transaction, entities affiliated with Venrock purchased an aggregate of 87,709 shares of common stock. Bryan E. Roberts, a member of our board of directors, is a managing general partner at Venrock.
(3)	At the time of the transaction, Dr. Song was serving as our Chief Executive Officer.
(4)	At the time of the transaction, Dr. Oliphant was serving as our Chief Scientific Officer.

(5)	At the time of the transaction, Dr. Sparks was serving as our Vice President, Operations.
(6)	At the time of the transaction, Dr. DeVore was serving as our Vice President, Intellectual Property and Legal Affairs.
(7)	At the time of the transaction, Mr. Puckett was serving as our Vice President, Finance and Administration.

Investor Rights Agreement

On November 30, 2011, we entered into an amended and restated investor rights agreement with Kenneth Song, our Chief Executive Officer, and the holders of our outstanding preferred stock, including entities affiliated with certain of our directors. As of March 31, 2014, the holders of 11,579,118 shares of our common stock, including common stock issuable upon the conversion of our preferred stock, are entitled to rights with respect to the registration of their shares of common stock following this offering under the Securities Act pursuant to this amended and restated investor rights agreement. For a description of these registration rights, see the section titled “Description of Capital Stock — Registration Rights.”

Voting Agreement

On November 30, 2011 we entered into a voting agreement under which certain holders of our preferred stock, including entities affiliated with certain of our directors, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Pursuant to the voting agreement, the holders of a majority of our preferred stock, voting as a separate class, have designated Dr. Roberts and Dr. Kamdar for election to our board of directors; the holders of a majority of our common stock, voting as a separate class, have designated Dr. Song and Dr. Stuelpnagel for election to our board of directors; and the holders of a majority of our preferred stock and common stock, have designated Messrs. Aicher and Young for election to our board of directors. Upon the closing of this offering, the board election voting provisions contained in the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Offer Letter Agreements

We have extended offer letters to each of our executive officers in connection with their employment. For more information regarding these offer letters, see the section titled “Executive Compensation — Offer Letters.”

Indemnification Agreements

Our amended and restated certificate of incorporation will contain provisions limiting the liability of directors, and our bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers which requires us to indemnify our directors and executive officers. For more information regarding these agreements, see the section titled “Executive Compensation — Limitations on Liability and Indemnification Matters.”

Other Agreements

Dianna DeVore, our Senior Vice President, Intellectual Property and Legal Affairs, is the founder and a partner of Convergent Law Group LLP. In 2011, 2012 and 2013, and the three months ended March 31, 2014 we paid Convergent Law Group LLP $61,000, $272,000, $603,000 and $128,000, respectively, for legal services.

Other Transactions

We have granted stock options to our executive officers. For a description of these stock options, see the section titled “Executive Compensation — Grants of Plan-Based Awards Table.” We have also granted stock options to certain members of the board of directors. For a description of these stock options, see the section titled “Management — Non-Employee Director Compensation.”

Related-Party Transaction Policy

We have adopted a formal policy that our executive officers, directors, holders of more than five percent of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related-party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction will be on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related-party’s interest in the transaction.

All of the transactions described in this section were entered into prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2014 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than five percent of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage of shares beneficially owned before the offering shown in the table is based upon 13,750,099 shares of common stock outstanding as of March 31, 2014, after giving effect to the conversion of all of our outstanding preferred stock into shares of common stock, which will occur immediately prior to the closing of this offering. The information relating to the number and percentage of shares beneficially owned after the offering assumes the sale by us of 3,500,000 shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option to purchase additional shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown beneficially owned by them, subject to applicable community property laws. Shares of common stock issuable under options or warrants that are exercisable within 60 days after March 31, 2014 are deemed beneficially owned and such shares are used in computing the percentage ownership of the person holding the options or warrants, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

Except as otherwise noted below, the address for persons listed in the table is c/o Ariosa Diagnostics, Inc. 5945 Optical Court, San Jose, California 95138.

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Number	Before Offering	After Offering
Five Percent Stockholders:
Entities affiliated with Venrock(1)	5,371,269	39.1%	31.1%
Entities affiliated with Domain Associates(3)	3,290,763	23.9	19.1
Entities affiliated with Meritech Capital Partners(2)	1,295,799	9.4	7.5
Entities affiliated with FMR LLC(4)	897,646	6.5	5.2

Named Executive Officers and Directors:
Kenneth Song, M.D.(5)	464,383	3.3	2.7
Daniel Puckett(6)	44,459	*	*
Arnold Oliphant, Ph.D.(7)	407,092	2.9	2.3
John Stuelpnagel, D.V.M.(8)	699,079	5.1	4.1
Michael Aicher	5,833	*	*
Kim Kamdar, Ph.D.(3)	3,290,763	23.9	19.1
Bryan E. Roberts, Ph.D.(1)	5,371,269	39.1	31.1
William D. Young(9)	35,000	*	*

All executive officers and directors as a group (12 persons)(10)	10,535,698	76.6	59.5

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.

(1)	Includes (a) 4,558,310 shares held by Venrock Associates V, L.P., (b) 107,099 shares held by Venrock Entrepreneurs Fund V, L.P., (c) 270,001 shares held by Venrock Healthcare Capital Partners, L.P., or Venrock Healthcare, (d) 386,469 shares held by Venrock Partners V, L.P., and (e) 49,390 shares held by VHCP Co-Investment Holdings, LLC, or VHCP Co-Invest. Venrock Healthcare and VHCP Co-Invest have indicated an interest in purchasing approximately $10 million worth of shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Venrock Healthcare and VHCP Co-Invest may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to Venrock Healthcare or VHCP Co-Invest. However, if any shares are purchased by Venrock Healthcare or VHCP Co-Invest, the number of shares of common stock beneficially owned after this offering and the percentage of common stock beneficially owned after this offering will differ from that set forth in the table above. If Venrock Healthcare and VHCP Co-Invest were to purchase all of these shares, assuming an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, entities affiliated with Venrock would beneficially own 5,959,504 shares, or 34.5%, of our outstanding common stock after this offering. Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC, or the Venrock GP Entities, are the sole general partners of Venrock Associates V, L.P., Venrock Partners V, L.P., and Venrock Entrepreneurs Fund V, L.P., respectively, or the Venrock Funds, and have voting and investment power over the shares held by the Venrock Funds. VHCP Management, LLC is the sole general partner of Venrock Healthcare, and the manager of VHCP Co-Invest, and has voting and investment power over the shares held by Venrock Healthcare and VHCP Co-Invest. Bryan E. Roberts is a member of each of the Venrock GP Entities and a managing member of VHCP Management, LLC. Each of Dr. Roberts, the Venrock GP Entities and VHCP Management, LLC disclaims beneficial ownership of the shares held by the Venrock Funds, Venrock Healthcare, and VHCP Co-Invest, except to the extent of their respective indirect pecuniary interests therein. The address of Venrock is 3340 Hillview Avenue, Palo Alto, CA 94304.
(2)	Includes (a) 1,264,579 shares held by Meritech Capital Partners IV L.P. and (b) 31,220 shares held by Meritech Capital Affiliates IV L.P. Meritech Capital Associates IV L.L.C., the general partner of Meritech Capital Partners IV L.P. and Meritech Capital Affiliates IV L.P., has sole voting and investment power with respect to the shares held by Meritech Capital Partners IV L.P. and Meritech Capital Affiliates IV L.P. The managing members of Meritech Capital Associates IV L.L.C. are Paul Madera, Michael Gordon, Robert Ward, George Bischof and Craig Sherman. The address for each of these entities is 245 Lytton Avenue, Suite 125, Palo Alto, California 94301.
(3)	Includes (a) 3,266,525 shares held by Domain Partners VIII, L.P. and (b) 24,238 shares held by DP VIII Associates, L.P. The Managing Members of One Palmer Square Associates VIII, L.L.C., the general partner of Domain Partners VIII, L.P. and DP VIII Associates, L.P., share voting and investment power with respect to the shares held by Domain Partners VIII, L.P. and DP VIII Associates, L.P. Dr. Kamdar, a Managing Member of One Palmer Square Associates VIII, L.L.C., disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. The address for each of these entities is One Palmer Square, Suite 515, Princeton, New Jersey 08542.
(4)	Includes (a) 448,823 shares held by Ball & Co fbo Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (b) 248,344 shares held by Mag & Co fbo Fidelity Select Portfolios: Health Care Portfolio and (c) 200,479 shares held by Mag & Co fbo Fidelity Select Portfolios: Medical Equipment and Systems Portfolio. The address for each of these entities is 82 Devonshire Street, Boston, Massachusetts 02109.
(5)	Includes (a) 287,500 shares held by Dr. Song and (b) 153,735 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2014.
(6)	Includes (a) 25,325 shares held by Mr. Puckett and (b) 19,134 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2014.
(7)	Includes (a) 285,000 shares held by Dr. Oliphant and (b) 122,092 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2014.
(8)	Includes (a) 458,279 shares held by the John R. Stuelpnagel Trust of which Dr. Stuelpnagel is the sole trustee, (b) 234,550 shares held by Dr. Stuelpnagel of which 20,000 shares may be repurchased by us at the original exercise price within 60 days of March 31, 2014 and (c) 6,250 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2014.
(9)	Represents 35,000 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2014.
(10)	Includes (a) 10,535,698 shares held by the directors and executive officers as of March 31, 2014, of which 20,000 may be repurchased by us at the original exercise price within 60 days of March 31, 2014 and (b) 468,464 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2014.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will each become effective upon the closing of this offering, our outstanding warrants, the investor rights agreement and Delaware General Corporation Law. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, the warrants and investor rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of Delaware General Corporation Law.

Common Stock

As of March 31, 2014, there were 2,170,981 shares of common stock and 11,579,118 shares of preferred stock outstanding. After giving effect to the conversion of all outstanding shares of our preferred stock into shares of common stock immediately prior to the closing of this offering, there would have been 13,750,099 shares of common stock outstanding on that date held by 61 stockholders of record. As of March 31, 2014, there were outstanding options to purchase 2,249,392 shares of common stock, warrants to purchase 46,296 shares of common stock, and a warrant to purchase 50,420 shares of preferred stock, which warrant will convert into the right to purchase the same number of shares of common stock immediately prior to the closing of this offering.

Voting Rights. Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The affirmative vote of holders of at least a majority of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction.

Dividends. Subject to preferences that may apply to any outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Rights and Preferences. Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Immediately prior to the closing of this offering, all outstanding shares of our preferred stock will convert into shares of common stock. Upon the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the number, rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. We have no current plan to issue any shares of preferred stock.

Stock Options

As of March 31, 2014, options to purchase an aggregate of 2,249,392 shares of common stock were outstanding and 19,027 additional shares of common stock were available for future grant under our 2009 Equity Incentive Plan. For additional information regarding the terms of this plan see the section titled “Executive Compensation — Employee Benefit Plans.”

Warrants

In March 2011, in connection with a loan and security agreement entered into with Silicon Valley Bank, or SVB, we issued to SVB a warrant to purchase 50,420 shares of our Series B preferred stock at an exercise price of $2.38 per share. SVB assigned the warrant to Silicon Valley Bank (now SVB Financial Group). The warrant has a net exercise provision and contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications, consolidations and other fundamental transactions. The warrant will become exercisable for an aggregate of 50,420 shares of our common stock at an exercise price of $2.38 per share immediately prior to the closing of this offering and is exercisable until its expiration on March 4, 2021. In December 2013, in connection with a subordinated loan and security agreement with SVB, we issued to SVB a warrant to purchase 23,148 shares of our common stock at an exercise price of $8.64 per share, 7,716 of which are exerciseable as of March 31, 2014 and to WestRiver Mezzanine Loans, LLC a warrant to purchase 23,148 shares of our common stock with an exercise price of $8.64 per share, 7,716 of which are exerciseable as of March 31, 2014. The warrants have a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications, consolidations and other fundamental transactions. The warrants in the aggregate will become exercisable for additional shares equal to the amount of the term loan drawn down in excess of $3.3 million multiplied by 0.04, divided by the exercise price of $8.64. The warrants expire on December 19, 2023.

Stockholder Registration Rights

After the closing of this offering, certain holders of shares of our common stock, including certain holders of five percent of our capital stock and entities affiliated with certain of our directors, as well as SVB Financial Group will be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the investor rights agreement and are described in additional detail below. The investor rights agreement was originally entered into in December 2009 and was amended and restated in May 2010 in connection with our Series B preferred stock financing and in November 2011 in connection with our Series C preferred stock financing. Additionally, SVB Financial Group will be entitled to certain piggyback and Form S-3 registration rights described below pursuant to the terms of their warrant to purchase 50,420 shares of our Series B preferred stock described in the section “—Warrants” above.

The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire three years after the effective date of the registration statement, of which this prospectus forms a part, or, with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three month period.

Demand Registration Rights

The holders of the registrable securities will be entitled to certain demand registration rights. At any time beginning on the earlier of November 2015 or 180 days following the closing of this offering, the holders of at least a majority of the registrable securities then outstanding, may make a written request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities the aggregate offering price of which, before payment of underwriting discounts and commissions, would exceed $2,000,000.

Piggyback Registration Rights

In connection with this offering, the holders of registrable securities were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. If we propose to register for offer and sale any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8 or related to stock issued upon conversion of debt securities, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of the registrable securities will be entitled to certain Form S-3 registration rights. Any holder of these shares can make a request that we register for offer and sale their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, before payment of the underwriting discounts and commissions, equals or exceeds $1,000,000. We will not be required to effect more than two registrations on Form S-3 within any 12 month period.

Anti-Takeover Provisions of Delaware Law and Our Charter Documents

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder;

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation; and

•	In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

•	permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that our board of directors will be classified into three classes of directors;

•	provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least a majority of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•	provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or president or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•	not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 66 2⁄3% of the voting power of all of our then-outstanding common stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable.

Listing

We have applied to list our common stock on the NASDAQ Global Market under the trading symbol “AROS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market for our common stock existed, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options and warrants, or the anticipation of such sales, could adversely affect prevailing market prices of our common stock from time to time and could impair our future ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Based upon the number of shares outstanding as of March 31, 2014, upon the closing of this offering, we will have outstanding an aggregate of 17,250,099 shares of our common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants, after giving effect to the conversion of all outstanding shares of our preferred stock into 11,579,118 shares of common stock immediately prior to the closing of this offering. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless held by our affiliates, as that term is defined under Rule 144 under the Securities Act, or subject to lock-up agreements. The remaining shares of common stock outstanding upon the closing of this offering are restricted securities as defined in Rule 144. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. These remaining shares will generally become available for sale in the public market as follows:

•	no shares will be eligible for sale in the public market on the date of this prospectus; and

•	approximately 13,750,099 shares will be eligible for sale in the public market upon expiration of lock-up agreements 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations of Rule 144 and Rule 701.

As of March 31, 2014, of the 2,249,392 shares of common stock issuable upon exercise of options outstanding, approximately 1,380,088 shares will be vested and eligible for sale 181 days after the date of this prospectus. In addition, of the 96,716 shares of common stock issuable after the closing of this offering upon the exercise of the warrants outstanding as of March 31, 2014, all such shares will be eligible for sale 181 days after the date of this prospectus.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, the shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act or an exemption from registration, including Rule 144 and Rule 701.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale, and (3) we are current in our Exchange Act reporting at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 172,501 shares immediately after the closing of this offering based on the number of common shares outstanding as of March 31, 2014

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. As of March 31, 2014, 1,182,472 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and issuance of restricted stock. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

We intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable pursuant to our 2009 Equity Incentive Plan, 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-up Agreements

We and all of our directors and executive officers and holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately prior to the closing of this offering, have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. These agreements are described in the section of this prospectus titled “Underwriting.”

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the investor rights agreement and our standard form of option agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the closing of this offering, the holders of 11,629,538 shares of our common stock, or their transferees, including shares issuable upon exercise of a warrant held by SVB Financial Group, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section titled “Description of Capital Stock — Stockholder Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income and estate taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons subject to the alternative minimum tax or Medicare contribution tax, partnerships and other pass-through entities, and investors in such pass-through entities. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income and estate tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us or our paying agent with a properly executed IRS Form W-8BEN, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us or our paying agent (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we are or have been a “U.S. real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. In general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our business assets. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify or will continue to qualify as regularly traded on an established securities market.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Any amounts of tax withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply on dividends on and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply on dividends on and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of these rules for their investment in our common stock.

The IRS has issued guidance providing that the withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2017.

Federal Estate Tax

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise, even though such individual was not a citizen or resident of the United States at the time of his or her death.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Citigroup Global Markets, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Citigroup Global Markets, Inc.
Leerink Partners LLC
William Blair & Company, L.L.C.

Total	3,500,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to 525,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3.0 million. We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, or FINRA, estimated in the amount of $25,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans.

Our directors and executive officers and holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol “AROS.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Directed Share Program

At our request, the underwriters have reserved 5% of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to certain persons affiliated with companies in the health care sector with whom we have relationships. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Venrock Healthcare Capital Partners, L.P. and an affiliated fund, collectively VHCP, both existing stockholders of Ariosa who are affiliated with one of our directors, have indicated an interest in purchasing up to approximately $10 million worth of shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, VHCP may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to VHCP. The underwriters will receive the same discount from any shares of our common stock purchased by VHCP as they will from any other shares of our common stock sold to the public in this offering. If purchased, the shares sold to VHCP would be in addition to any shares issued pursuant to the directed share program described above.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (“the EU Prospectus Directive”), was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

(c)	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in his prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression EU Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each of the book-running managers has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) ) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong and any rules made thereunder; or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (‘‘Corporations Act’’)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (‘‘ASIC’’). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a ‘‘sophisticated investor’’ under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a ‘‘sophisticated investor’’ under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a ‘‘professional investor’’ within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Cooley LLP, Palo Alto, California. Davis Polk & Wardwell LLP, Menlo Park, California is acting as counsel to the underwriters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2012 and 2013, and for each of the three years ended December 31, 2013, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE CAN YOU FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.ariosadx.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock. We have included our website address in this prospectus solely as an inactive textual reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Ariosa Diagnostics, Inc.

We have audited the accompanying balance sheets of Ariosa Diagnostics, Inc. (the Company) as of December 31, 2012 and 2013, and the related statements of operations, comprehensive loss, and stockholders’ equity and cash flows for each of the three years ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ariosa Diagnostics, Inc. as of December 31, 2012 and 2013, and the results of its operations and its cash flows for each of the three years ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Redwood City, California

February 28, 2014

except for the last paragraph of Note 2,

as to which the date is

April 15, 2014

Ariosa Diagnostics, Inc.

Balance Sheets

(In thousands, except per share amounts)

	December 31,		March 31, 2014	Pro Forma Stockholders’ Equity as of March 31, 2014
	2012	2013
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$16,853	$14,075	$16,841
Accounts receivable	7,280	13,147	14,287
Inventory	2,787	2,795	2,601
Prepaid expenses and other current assets	786	1,080	1,480

Total current assets	27,706	31,097	35,209
Property and equipment, net	8,741	8,130	8,181
Other assets	100	1,336	1,885

Total assets	$36,547	$40,563	$45,275

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,763	$2,240	$4,473
Accrued liabilities	1,331	4,258	5,184
Debt obligations, current portion	—	—	386

Total current liabilities	6,094	6,498	10,043
Liability for unvested stock awards	124	95	78
Deferred rent	36	85	95
Long-term debt	—	5,000	4,642

Total liabilities	6,254	11,678	14,858

Commitments and contingencies (Note 5)
Stockholders’ equity:
Convertible preferred stock:
Series A convertible preferred stock, $0.001 par value, 1,838 shares authorized; 1,838 shares issued and outstanding as of December 31, 2012, 2013 and March 31, 2014 (unaudited); aggregate liquidation preference of $1,986 as of December 31, 2013; no shares issued and outstanding pro forma	1,956	1,956	1,956	$—
Series B convertible preferred stock, $0.001 par value, 5,429 shares authorized; 5,378 shares issued and outstanding as of December 31, 2012 and 2013, and March 31, 2014 (unaudited); aggregate liquidation preference of $12,800 as of December 31, 2013; no shares issued and outstanding pro forma	12,687	12,687	12,687	—
Series C convertible preferred stock, $0.001 par value, 4,404 shares authorized; 4,363 shares issued and outstanding as of December 31, 2012 and 2013, and March 31, 2014 (unaudited); aggregate liquidation preference of $52,700 as of December 31, 2013; no shares issued and outstanding pro forma	52,543	52,543	52,543	—
Common stock, $0.001 par value, 25,000 shares authorized; 2,107, 2,147 and 2,171 shares issued and outstanding as of December 31, 2012 and 2013, and March 31, 2014 (unaudited), respectively; 13,750 shares issued and outstanding, pro forma (unaudited)	4	4	4	14
Additional paid-in capital	1,256	2,262	2,723	69,899
Accumulated deficit	(38,153)	(40,567)	(39,496)	(39,496)

Total stockholders’ equity	30,293	28,885	30,417	$30,417

Total liabilities and stockholders’ equity	$36,547	$40,563	$45,275

See accompanying notes.

Ariosa Diagnostics, Inc.

Statements of Operations

(In thousands, except per share amounts)

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(Unaudited)
Revenue	$—	$12,039	$53,314	$9,577	$19,503
Cost of revenue	—	5,460	17,896	3,395	5,830

Gross profit	—	6,579	35,418	6,182	13,673
Operating expenses:
Research and development	9,519	12,954	13,404	3,580	4,257
Selling, general and administrative	2,642	15,382	24,340	5,115	8,247

Total operating expenses	12,161	28,336	37,744	8,695	12,504

Income (loss) from operations	(12,161)	(21,757)	(2,326)	(2,513)	1,169
Interest and other income	5	64	9	4	2
Interest expense	(183)	(172)	(97)	—	(100)

Net income (loss)	$(12,339)	$(21,865)	$(2,414)	$(2,509)	$1,071

Net income (loss) per common share:
Basic	$(14.44)	$(16.40)	$(1.32)	$(1.47)	$—

Diluted	$(14.44)	$(16.40)	$(1.32)	$(1.47)	$—

Shares used in computing net income (loss) per common share:
Basic	854	1,333	1,835	1,707	2,090

Diluted	854	1,333	1,835	1,707	2,090

Pro forma net income (loss) per common share (unaudited):
Basic			$(0.18)		$0.08

Diluted			$(0.18)		$0.07

Shares used in computing pro forma net income (loss) per common share (unaudited):
Basic			13,415		13,669

Diluted			13,415		15,960

See accompanying notes.

Ariosa Diagnostics, Inc.

Statements of Comprehensive Income (Loss)

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(Unaudited)
Net income (loss)	$(12,339)	$(21,865)	$(2,414)	$(2,509)	$1,071
Other comprehensive income:
Unrealized gain on available-for-sale investments	1	—	—	—	—

Total comprehensive income (loss)	$(12,338)	$(21,865)	$(2,414)	$(2,509)	$1,071

See accompanying notes.

Ariosa Diagnostics, Inc.

Statements of Stockholders’ Equity

(In thousands)

	Convertible Preferred Stock								Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Series A		Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2010	1,838	$1,956	5,378	$12,687	—	$—	1,924	$4	$50	$(1)	$(3,949)	$10,747
Issuance of Series C convertible preferred stock, net of issuance cost of $156	—	—	—	—	4,363	52,543	—	—	—	—	—	52,543
Issuance of common stock under stock option grants and restricted stock agreements, net of unvested share activity	—	—	—	—	—	—	72	—	47	—	—	47
Issuance of a warrant for the purchase of Series B preferred stock in connection with debt agreement	—	—	—	—	—	—	—	—	17	—	—	17
Stock-based compensation	—	—	—	—	—	—	—	—	101	—	—	101
Other comprehensive income	—	—	—	—	—	—	—	—	—	1		1
Net loss	—	—	—	—	—	—	—	—	—	—	(12,339)	(12,339)

Balance as of December 31, 2011	1,838	1,956	5,378	12,687	4,363	52,543	1,996	4	215	—	(16,288)	51,117
Issuance of common stock under stock option grants and restricted stock agreements, net of unvested share activity	—	—	—	—	—	—	111	—	80	—	—	80
Stock-based compensation	—	—	—	—	—	—	—	—	961	—	—	961
Net loss	—	—	—	—	—	—	—	—	—	—	(21,865)	(21,865)

Balance as of December 31, 2012	1,838	1,956	5,378	12,687	4,363	52,543	2,107	4	1,256	—	(38,153)	30,293
Issuance of common stock under stock option grants and restricted stock agreements, net of unvested share activity	—	—	—	—	—	—	40	—	71	—	—	71
Issuance of a warrant for the purchase of common stock in connection with debt agreement	—	—	—	—	—	—	—	—	161	—	—	161
Stock-based compensation	—	—	—	—	—	—	—	—	774	—	—	774
Net loss	—	—	—	—	—	—	—	—	—	—	(2,414)	(2,414)

Balance as of December 31, 2013	1,838	1,956	5,378	12,687	4,363	52,543	2,147	4	2,262	—	(40,567)	28,885
Issuance of common stock under stock option grants and restricted stock agreements, net of unvested share activity (unaudited)	—	—	—	—	—	—	24	—	35	—	—	35
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	426	—	—	426
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	1,071	1,071

Balance as of March 31, 2014 (unaudited)	1,838	$1,956	5,378	$12,687	4,363	$52,543	2,171	$4	$2,723	$—	$(39,496)	$30,417

See accompanying notes.

Ariosa Diagnostics, Inc.

Statements of Cash Flows

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(Unaudited)
Operating Activities:
Net income (loss)	$(12,339)	$(21,865)	$(2,414)	$(2,509)	$1,071
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	977	2,109	2,902	677	711
Accretion of interest	—	—	—	—	28
Inventory write-down	—	26	—	—	—
Write-off of long-lived assets	—	211	—	—	—
Stock-based compensation	101	961	774	124	426
Changes in operating assets and liabilities:
Accounts receivable	—	(7,280)	(5,867)	(2,225)	(1,140)
Inventory	—	(2,813)	(8)	(401)	194
Prepaid expenses and other current assets	(172)	(349)	(133)	(392)	(400)
Other assets	(19)	—	—	—	—
Accounts payable	1,138	1,717	(1,109)	(2,846)	1,965
Accrued liabilities	169	1,188	2,976	3,601	662

Net cash provided by (used in) operating activities	(10,145)	(26,095)	(2,879)	(3,971)	3,517
Investing Activities:
Purchases of available-for-sale securities	(1,368)	—	—	—	—
Maturities of available-for-sale securities	3,194	451	—	—	—
Purchase of property and equipment	(2,586)	(6,345)	(3,705)	(511)	(220)

Net cash used in investing activities	(760)	(5,894)	(3,705)	(511)	(220)
Financing Activities:
Proceeds from debt obligations	3,191	—	7,000	—	—
Payment of debt obligations	(623)	(2,568)	(2,000)	—	—
Proceeds from issuance of convertible promissory notes	6,817	—	—	—	—
Proceeds from issuance of convertible preferred stock	45,726	—	—	—	—
Proceeds from issuance of common stock	27	134	42	4	18
Deferred offering costs	—	—	(1,236)	—	(549)

Net cash provided by (used in) financing activities	55,138	(2,434)	3,806	4	(531)

Net increase (decrease) in cash and cash equivalents	44,233	(34,423)	(2,778)	(4,478)	2,766
Cash and cash equivalents at beginning of period	7,043	51,276	16,853	16,853	14,075

Cash and cash equivalents at end of period	$51,276	$16,853	$14,075	$12,375	$16,841

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$182	$157	$88	$—	$63

Non-Cash Financing Activities:
Conversion of convertible promissory notes and interest payable to convertible preferred stock	$6,855	$—	$—	$—	$—

Issuance of preferred stock and common stock warrants issued in connection with debt financing	$—	$—	$161	$—	$—

Accrued equipment cost	$—	$1,414	$—	$651	$542

See accompanying notes.

Ariosa Diagnostics, Inc.

Notes to Financial Statements

Years Ended December 31, 2013 and 2014 and the

Three Months Ended March 31, 2013 and 2014 (unaudited)

1. Description of Business and Basis of Presentation

Description of Business

Ariosa Diagnostics, Inc. (the “Company”) was incorporated in the state of Delaware on November 12, 2008. The Company is a global commercial-stage molecular diagnostics company focused on improving overall patient care by developing and delivering innovative, affordable and widely-accessible genetic testing. The Harmony Prenatal Test (“Harmony”) is a safe, non-invasive and highly accurate blood test for pregnant women that can be used as early as ten weeks into pregnancy. The Company commenced commercial launch of Harmony in March 2012. The Company operates in one segment.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, which affect the amounts reported in the financial statements and accompanying notes. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of March 31, 2014, the interim statements of operations, comprehensive income (loss), and cash flows for the three months ended March 31, 2013 and 2014 and the interim statement of stockholders’ equity for the three months ended March 31, 2014 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in management’s opinion, reflect all adjustments, which include only normal recurring adjustments, that management believes are necessary to present fairly the balance sheet as of March 31, 2014, the results of operations and cash flows for the three months ended March 31, 2013 and 2014 and the stockholders’ equity for the three months ended March 31, 2014. The financial data disclosed in these notes to the financial statements related to the three months ended March 31, 2013 and 2014 are also unaudited. The results of operations during the three months ended March 31, 2014 are not indicative of the results to be expected for the entire year ending December 31, 2014 or for any other future annual or interim period.

Unaudited Pro Forma Stockholders’ Equity

In contemplation of an initial public offering (“IPO”), the Company has presented the unaudited pro forma stockholders’ equity, which has been computed to give effect to the conversion of all shares of convertible preferred stock into shares of common stock as if such conversion had occurred as of March 31, 2014.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company has placed cash in deposit at a U.S. bank and invests in money market securities, and is exposed to credit risk in the event of default by the financial institution to the extent of amounts recorded on the balance sheets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents with highly rated financial institutions. Management believes that the financial risks associated with its cash and cash equivalents are minimal.

Accounts receivable at December 31, 2012 and 2013 and March 31, 2014 are unsecured and concentrated with one customer, Laboratory Corporation of America Holdings (“LabCorp”). Accordingly, the Company may be exposed to credit risk associated with this customer. Accounts receivable from LabCorp amounted to 100%, 59% and 62% of gross receivables as of December 31, 2012 and 2013 and March 31, 2014, respectively. To date, the Company has not experienced any losses related to its receivables.

LabCorp accounted for 98%, 73% and 62% of revenue for the years ended December 31, 2012 and 2013, and the three months ended March 31, 2014, respectively. No other customer accounted for more than 10% of revenue.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

Change in Estimates

During the year ended December 31, 2012, the Company changed the useful life of certain laboratory equipment purchased in prior years from three years to five years. The change was accounted for prospectively as a change in accounting estimate and as a result depreciation expense for the year ended December 31, 2012 was approximately $400,000 less than it would have been using the original useful life.

Inventory

Inventory consists of reagents and other laboratory supplies which are used to test and process samples. Inventory is valued at the lower of cost, computed on a first-in, first-out basis, or net realizable value. The Company estimates the recoverability of its inventory by reference to internal estimates of future demands and product life cycles, including expiration.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Maintenance, repairs and minor renewals are charged to expense as incurred. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets.

The useful lives of the property and equipment are as follows:

Laboratory equipment	3-5 years
Computers and software	3 years
Office equipment	3-5 years
Leasehold improvements	Shorter of lease term or estimated useful life

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets, including property and equipment and intellectual property, may not be recoverable. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of such assets in relation to the future undiscounted cash flows of the underlying assets. The Company’s policy is to record an impairment loss when it is determined that the carrying amount of the asset may not be recoverable.

The Company recorded $211,000 of impairment charges as research and development expense during the year ended December 31, 2012 related to disposed laboratory equipment. There were no impairment charges during the years ended December 31, 2011 and 2013.

Deferred Offering Costs

Deferred offering costs, which primarily consist of direct incremental legal and accounting fees relating to the Company’s planned initial public offering (“IPO”), are capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of December 31, 2013 and March 31, 2014, $1.2 million and $1.8 million of deferred offering costs, respectively, were capitalized in other assets on the balance sheet.

Revenue Recognition

The Company recognizes revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. Persuasive evidence of an arrangement exists when the Company has a contractual arrangement in place with the payer. The Company records the revenue upon delivery of the test results to the customer. In instances when patient samples have insufficient fetal fraction, no revenue is recognized since no test results are delivered to the customer. If persuasive evidence of an arrangement exists and delivery has occurred or services have been rendered, the Company determines whether the fee charged is fixed or determinable and collectability of those fees is reasonably assured. The Company assesses whether the fee is fixed or determinable based on the existing arrangement with the payer. In addition, the Company determines whether collectibility is reasonably assured by reviewing the payer’s history with the Company and individual payment patterns.

In May 2012, the Company entered into an agreement with LabCorp pursuant to which LabCorp markets Harmony to healthcare providers and offers it through LabCorp’s network of patient service centers. When the final test results are sent to LabCorp, the Company records revenue and the related receivable based on the fee set forth in the agreement with LabCorp. Payment by LabCorp to the Company is not dependent upon the timing of the receipt by LabCorp of payments from payers and/or patients. Approximately 98% and 73% of revenue for the years ended December 31, 2012 and 2013, respectively, was related to the LabCorp agreement. Approximately 94% and 62% of the revenue for the three months ended March 31, 2013 and 2014, respectively, was related to the LabCorp agreement. The Company recognized revenue from other customers on the cash basis, as collectability was not considered to be reasonably assured at the time that the test results were delivered. Prior to March 1, 2014, the pricing under the agreement with LabCorp was based, in part, on the average reimbursement rate received by LabCorp over a then-preceding period of six months. For tests performed prior to March 1, 2014, the Company was dependent upon the calculations performed by LabCorp of the average reimbursement rate, subject to certain audit rights that were retained. In March 2014, an audit was conducted on the average reimbursement rate through February 2014 and an adjustment was identified. As a result of the audit, Ariosa agreed to provide a credit of $657,000 against amounts owed by LabCorp, which resulted in a $657,000 reduction in revenue in the first quarter of 2014. The pricing under the Company’s agreement with LabCorp from March 1, 2014 forward is fixed by schedule and is not dependent upon the calculation of an average reimbursement rate.

For the years ended December 31, 2012 and 2013, and the three months ended March 31, 2014, all of the Company’s revenue was generated from Harmony.

Revenues by geography are based on billing address of the customer. Other than the United States, no country represented more than 10% of revenues for the periods presented. The following table sets forth the percentage of revenue by geographic area:

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(Unaudited)
United States	100%	75%	94%	65%
Europe	—	18%	5	24
Other	—	7%	1	11

Total	100%	100%	100%	100%

Cost of Revenue

Cost of revenue reflects the costs incurred in delivering Harmony results. Cost of revenue includes the cost of materials, supplies, labor for laboratory personnel, equipment and facility expenses associated with processing samples, freight charges for inbound samples and sample shipping supplies. Facility expenses include allocated overhead including rent, information technology, equipment depreciation and utilities. Costs associated with performing the Company’s tests are recorded as the test is processed regardless of whether and when revenue was recognized with respect to that test.

Advertising Costs

Advertising costs are expensed as incurred and are not material in any of the periods presented.

Stock-Based Compensation

The Company maintains a stock compensation plan as a long-term incentive for employees, consultants and members of the board of directors. The plan allows for the issuance of nonstatutory and incentive stock options to employees and nonstatutory stock options to non-employees.

The Company measures the cost of equity-based service awards based on the grant date fair value of the award using the Black-Scholes option-pricing model, and recognizes the cost of such awards on a straight-line basis over the period during which the employee is required to provide service in exchange for the award (generally the vesting period).

The Company accounts for stock-based compensation arrangements with non-employees using a fair value approach. The Company believes that for stock options issued to non-employees, the fair value of the stock option is more reliably measurable than the fair value of the services rendered. Therefore, the Company estimates the fair value of non-employee stock options using a Black-Scholes option-pricing model with appropriate inputs. The estimated fair value of non-employee stock options is remeasured over the vesting period as earned, and the expense is recognized over the period during which services are rendered.

Research and Development Costs

Research and development costs are expensed as incurred and are comprised of costs incurred in performing research and development activities, including salaries, benefits and stock-based compensation, facility costs, overhead costs, clinical trial costs, contract services and other outside costs.

All costs, including materials and supplies, incurred prior to establishing technological feasibility were expensed to research and development as incurred.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized in the future.

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense.

Net Income (Loss) and Pro Forma Net Income (Loss) per Share Attributable to Common Stockholders

The Company calculates its basic and diluted net income (loss) per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. Under the two-class method, in periods when the Company has net income, net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period noncumulative dividends attributable to convertible preferred stock, between common stock and the convertible preferred stock. In computing diluted net income attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. The Company’s basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Common shares subject to repurchase are treated as contingently issuable shares, and are excluded from the weighted average shares used in calculating basic net loss per share until the time-based vesting restrictions have lapsed. For the years ended 2011, 2012 and 2013, 843,000, 466,000 and 95,000 shares subject to repurchase, respectively, are excluded from the basic earnings per share calculation. For the three months ended March 31, 2013 and 2014, 360,000 and 38,000 shares subject to repurchase, respectively, are excluded from the basic earnings per share calculation. The diluted net income (loss) per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of the diluted calculation, convertible preferred stock, options to purchase common stock and warrants are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive.

In contemplation of an IPO, the Company has presented the unaudited pro forma basic and diluted net income (loss) per share attributable to common stockholders, which has been computed to give effect to the automatic conversion of the convertible preferred stock into shares of common stock as of the beginning of the respective period. The pro forma net income (loss) per common share does not include the shares expected to be sold and related proceeds to be received from an IPO.

Recently Issued Accounting Standards

There were no new accounting pronouncements issued that are expected to significantly impact the Company’s financial statements or results of operations.

Reverse Stock Split

In April 2014, the Company’s board of directors approved an amended and restated certificate of incorporation to effect a reverse split of shares of the Company’s common stock and convertible preferred stock on a 1-for-2 basis (the “Reverse Stock Split”). The par values of the common stock and convertible preferred stock were not adjusted as a result of the Reverse Stock Split. All issued and outstanding common stock, convertible preferred stock, warrants for common stock and preferred stock, and per share amounts contained in the financial statements have been retroactively adjusted to reflect this Reverse Stock Split for all periods presented. The Reverse Stock Split was effected on April 15, 2014.

3. Fair Value Measurements

The Company determines the fair value of financial assets and liabilities using the fair value hierarchy established in the accounting standards. The hierarchy describes three levels of inputs that may be used to measure fair value, as follows:

•	Level I — Quoted prices in active markets for identical assets and liabilities.

•	Level II — Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level III — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Securities sold are identified on a specific identification basis in order to calculate the realized gains and losses. There were no realized gains or losses on the sale of available-for-sale securities for the years ended December 31, 2011, 2012 and 2013 or the three months ended March 31, 2014.

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2012 and 2013, and March 31, 2014 consist solely of money market funds which were measured using Level I inputs and have a carrying value of $16.0 million and $7.0 million and $7.0 million, respectively.

There were no unrealized gains or losses as of December 31, 2011, 2012 or 2013 or March 31, 2014.

4. Balance Sheet Components

Property and Equipment, net

Property and equipment, net consists of the following (in thousands):

	As of December 31,
	2012	2013
Laboratory equipment	$9,588	$11,583
Computers and software	576	745
Office equipment	259	342
Leasehold improvements	1,048	1,098

Property and equipment, gross	11,471	13,768
Less: accumulated depreciation and amortization	(2,730)	(5,638)

Property and equipment, net	$8,741	$8,130

Depreciation and amortization expense was $977,000, $2.1 million and $2.9 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	As of December 31,		As of March 31, 2014
	2012	2013
Accrued compensation	$912	$1,438	$1,157
Accrued clinical trial expenses	212	596	550
Accrued legal and professional fees	82	1,624	1,970
Accrued materials and supplies	1	309	649
Other accrued expenses	124	291	858

Total accrued liabilities	$1,331	$4,258	$5,184

5. Commitments and Contingencies

Lease Commitments

In June 2011, the Company entered into a lease agreement for approximately 24,000 square feet of office space for a period of seven years with options to extend the lease for two additional five-year terms. In December 2011 and September 2012, the Company amended the lease agreement to lease additional space for a total of approximately 32,000 square feet of office space. The term of the lease ends in August 2018 and the base rental amount will increase $0.05 per square foot at each anniversary date and the common area charges may also increase.

As of December 31, 2013, future minimum lease payments under the operating lease arrangements are as follows (in thousands):

Years ending December 31:
2014	$896
2015	915
2016	935
2017	954
2018	563

Total	$4,263

The Company recognized $451,000, $629,000 and $804,000 of rent expense, for the years ended December 31, 2011, 2012 and 2013, respectively.

Litigation and USPTO Proceedings

Sequenom Litigation and Inter Partes Review

On December 19, 2011, the Company filed a complaint in the United States District Court for the Northern District of California (the “Northern District of California”), against Sequenom, seeking a judicial declaration that activities related to Company’s non-invasive prenatal test using cell-free DNA do not infringe claims of U.S. Patent No. 6,258,540 (the “‘540 Patent”). Sequenom has exclusively licensed the ‘540 patent from Isis Innovation Limited (“Isis”), the technology transfer management subsidiary of Oxford University. Sequenom countersued the Company for infringement of a subset of claims of the ‘540 Patent, and requested, among other things, damages and a preliminary injunction against the Company. Sequenom’s motion for a preliminary injunction was denied on July 5, 2012, and this ruling was appealed to the United States Court of Appeals for the Federal Circuit (“Federal Circuit”). In August 2013, the Federal Circuit vacated and remanded the decision denying the motion for a preliminary injunction to the Northern District of California for reconsideration. Cross-motions for summary judgment were filed in Northern District of California by the Company and Sequenom in

August and September, 2013, respectively, and on October 30, 2013, the Northern District of California granted the Company’s motion for summary judgment, thereby invalidating the subset of claims of the ‘540 Patent asserted by Sequenom against the Company. Sequenom has appealed the Northern District of California’s summary judgment ruling of invalidity to the Federal Circuit.

In September 2012 and April 2013, the Company also petitioned for an inter partes review (“IPR”) of the claims of the ‘540 Patent by the United States Patent and Trademark Office (the “USPTO”). The Company challenged the validity of all claims of the ‘540 Patent based on anticipation and obviousness in view of the prior art. The USPTO found a reasonable likelihood that all claims of the ‘540 Patent would be found invalid based on multiple combinations of references, and therefore instituted IPR on all claims of the ‘540 Patent. The IPR trial for the ‘540 Patent occurred on January 24, 2014, and a final determination on the validity of the ‘540 Patent claims is expected to be issued by the USPTO in April 2014. A finding of invalidity in the USPTO, if any, would invalidate the patent claims based on different legal grounds than those used in the summary judgment ruling by the Northern District of California.

Verinata Litigation and Inter Partes Reviews

In October 2012, Verinata Health, Inc. (“Verinata”), and the Board of Trustees of the Leland Stanford Junior University (“Stanford”), sued the Company and its collaboration partner, LabCorp in the Northern District of California for alleged patent infringement of U.S. Patent No. 8,296,076 (the “‘076 Patent”). Verinata has exclusively licensed certain rights in the ‘076 Patent from Stanford. The complaint was amended in November, 2012 to include allegations of infringement by the Company and LabCorp of U.S. Patent No. 8,318,430, (“the ‘430 Patent”), a patent owned directly by Verinata. This litigation is proceeding in the Northern District of California, and the initial trial date is set for February 2015.

The amended complaint against the Company and LabCorp seeks, among other things, damages for past infringement and a permanent injunction. The Company is indemnifying LabCorp in this proceeding pursuant to the terms of its collaboration agreement with LabCorp, which requires that the Company indemnify LabCorp against any and all damages, losses, liabilities, obligations, settlements, costs and expenses, including reasonable legal fees relating to any actual or alleged patent infringement based upon activities contemplated under the collaboration agreement.

In May 2013, the Company petitioned for IPR challenging the validity of all claims of the ‘430 Patent and claims 1-13 of the ‘076 Patent based on anticipation and/or obviousness in view of the prior art. The USPTO has instituted IPR of all claims of the ‘430 Patent and claims 1-13 of the ‘076 Patent, finding a reasonable likelihood that these claims will be found invalid based on the prior art. The IPR trial dates for the ‘076 Patent and the ‘430 Patent are July 11, 2014 and July 16, 2014, respectively. Final determinations on the validity of the claims of both patents by the USPTO are expected to be issued by the USPTO by October to November 2014, prior to the trial date set for the litigation on allegations of infringement of the ‘076 Patent and the ‘430 Patent by the Company and LabCorp in the Northern District of California.

Because of the uncertainties related to its pending litigation and USPTO proceedings, the Company is currently unable to predict the ultimate outcome of any litigation or claim, or validity as determined by the USPTO; therefor the Company cannot at present estimate the possible loss or range of loss that could result from an unfavorable outcome in one or both forums. Accordingly, the Company has not accrued for contingent liabilities associated with the legal proceedings described above.

6. Long-Term Debt

In March 2011, the Company entered into a loan and security agreement (the “Agreement”) with a financial institution. The total amount of funding available is $4.0 million. The Company issued a warrant for 50,420 shares of Series B preferred stock to the financial institution with a fair value of $17,000, which was accounted for as a debt discount. In January 2012, the Company repaid all amounts due and owing under the Agreement, including the final payment amount. The final pay off amount was $2.6 million.

In March 2013, the Company entered into a loan and security agreement (the “Loan Agreement”) with Silicon Valley Bank (“SVB”). The agreement includes a $10.0 million revolving line of credit and an additional $5.0 million of borrowing capacity under term loan advances. The term loan advances are available in two tranches. The Company borrowed the initial tranche of $2.0 million on the effective date of the agreement.

In December 2013, the Company and SVB executed an amendment to the Loan Agreement. The amended Loan Agreement provided the Company with the ability to draw up to $10.0 million under two tranches of term loan advances and extended the expiration of the revolving line of credit to December 2016. Under the term loan advances, monthly payments for the first twelve months following borrowing consist of interest-only payments. Thereafter, the borrowings amortize in 36 equal monthly payments of principal and interest. The term loan bears interest at the prime rate plus 2.25% per annum (fixed at the time of each advance) and the revolving line of credit bears interest at the prime rate plus 1.00% per annum (floating). The term loan also includes a final payment equal to the loan amount for each term loan advance multiplied by 7.5%. The Company has drawn $5.0 million under the first term loan advance and repaid the initial tranche of $2.0 million under the Loan Agreement on the effective date of the amended Loan Agreement. The second tranche under the amended Loan Agreement will be available from October 31, 2014 to December 31, 2014. The Company did not utilize the revolving line of credit in the year ended December 31, 2013 or in the three months ended March 31, 2014. Accordingly, there was no outstanding balance related to the line of credit as of December 31, 2013 or March 31, 2014.

SVB has a security interest in substantially all of the Company’s tangible and intangible assets, excluding intellectual property, to secure any outstanding amounts under the amended Loan Agreement. The amended Loan Agreement contains customary events of default, conditions to borrowing and covenants, including restrictions on the Company’s ability to dispose of assets, make acquisitions, incur debt, incur liens and make distributions to stockholders, including dividends. The agreement also includes a financial covenant requiring the maintenance of minimum liquidity of $5.0 million and certain minimum use, termination and prepayment fees. During the continuance of an event of a default, SVB may accelerate amounts outstanding, terminate the credit facility and foreclose on all collateral. As of December 31, 2013 and March 31, 2014 the Company was in compliance with all covenants under the terms of the credit facility.

In December 2013, the Company also entered into a subordinated loan and security agreement (the “Subordinated Loan Agreement”) with SVB. The Subordinated Loan Agreement provided the Company with the ability to draw up to $10.0 million under multiple tranches of term loans, with a minimum draw of $3.3 million, from December 20, 2013 to December 20, 2014. Each term loan immediately amortizes in 36 equal monthly payments of principal and interest and bears interest at 7.0% per annum and includes a final payment amount. The final payment is equal to the loan amount for each term loan multiplied by 10.0%. SVB maintains a security interest in substantially all of the Company’s tangible and intangible assets, excluding intellectual property, to secure any outstanding amounts under the agreement. The agreement contains customary events of default, conditions to borrowing and covenants, including restrictions on our ability to dispose of assets, make acquisitions, incur debt, incur liens and make distributions to stockholders, including dividends. The Company did not utilize any term loan advance under the Subordinated Loan Agreement in the year ended December 31, 2013 or in the three months ended March 31, 2014. The Company also paid $100,000 to SVB as a commitment fee, which was accounted for as a debt issuance cost and is being amortized over the term of the Subordinated Loan Agreement.

In conjunction with the Subordinated Loan Agreement, the Company issued to SVB a warrant to purchase 23,148 shares of its common stock at an exercise price of $8.64 per share, 7,716 of which are exercisable as of December 31, 2013 and to WestRiver Mezzanine Loans, LLC a warrant to purchase 23,148 shares of its common stock at an exercise price of $8.64 per share, 7,716 of which are exercisable as of December 31, 2013. Warrants for the purchase of up to 30,864 shares of common stock may become exercisable upon additional term loan advances, if any. The warrants expire on December 19, 2023. The aggregate fair value of the warrants, which are exercisable, was $161,000 as determined using Black Scholes option pricing model and has been recorded as a debt issuance cost and will be amortized over the term of the Subordinated Loan Agreement.

Future principal repayments as of December 31, 2013, are as follows (in thousands):

Years ending December 31:
2014	$—
2015	1,575
2016	1,665
2017	1,760

Total	$5,000

7. Convertible Preferred Stock

As of December 21, 2012, the following rights, preferences and significant terms of convertible preferred stock were as follows:

Dividends — Dividends are non-cumulative and are payable at a rate of 8% of the original issue price of $1.08, $2.38 and $12.08 per share for Series A, B and C convertible preferred stock, respectively, when, as, and if, declared by the board of directors. No such dividends have been declared. Such dividends are in preference to any dividends to holders of common stock. In the event dividends are paid on any share of common stock, the Company is required to pay an additional dividend on all outstanding shares of convertible preferred stock in a per share amount equal (on an as-if-converted to common stock basis) to the amount paid or set aside for each share of common stock.

Liquidation Preference — Upon liquidation, holders of Series C convertible preferred stock will receive the original issue price per share as noted above, plus any declared but unpaid dividends on Series C convertible preferred stock. If, upon liquidation, the assets of the Company shall be insufficient to make payment in full to all holders of Series C convertible preferred stock, then such assets shall be distributed among the holders of all Series C convertible preferred stock ratably in proportion to the full amounts to which they would have otherwise be entitled. After the payment of the full liquidation preferences to the Series C convertible preferred stock, holders of Series A and B convertible preferred stock will receive, on a pari passu basis, the original issue price per share as noted above, plus any declared but unpaid dividends, in preference to the holders of the common stock. If, upon liquidation, the assets of the Company shall be insufficient to make payment in full to all holders of Series A and B convertible preferred stock, then such assets shall be distributed among the holders of all Series A and B convertible preferred stock ratably in proportion to the full amounts to which they would have otherwise be entitled. After payment of the full liquidation preferences to the holders of Series A, B and C convertible preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock.

Conversion — Each share of convertible preferred stock is, at the option of the holder, convertible at any time into shares of common stock, subject to certain anti-dilution adjustments, in accordance with the conversion formula provided in the Company’s Certificate of Incorporation (currently 1-for-1). If, after the issue date of convertible preferred stock, the Company issues or sells, or is deemed to have sold, additional shares of common stock, except for certain exceptions allowed, the conversion price of the convertible preferred stock would be adjusted.

The outstanding convertible preferred stock automatically converts into common stock at the election of at least a majority of the holders of the then-outstanding shares of convertible preferred stock or upon the closing of an IPO of the Company’s common stock in which gross proceeds are at least $50 million.

Voting — Each share of convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares could be converted. Holders of convertible preferred stock have the right to elect two directors, voting together as a single class. In addition, pursuant to a voting agreement, the holders of common stock and the holders of preferred stock may elect two directors designated mutually by each of (i) the holders of a majority of the preferred stock on an as-if-converted to common stock basis and (ii) the holders of common stock, voting as a single class.

Redemption — The convertible preferred stock is not redeemable.

Convertible Preferred Stock Warrant

In March 2011, the Company entered into a loan and security agreement with SVB. The Company issued a warrant for the purchase of 50,420 shares of Series B convertible preferred stock to the financial institution. The warrant has an exercise price of $2.38 per share and expires on March 4, 2021. As of December 31, 2013 and March 31, 2014, this warrant remained outstanding and exercisable.

8. Common Stock

Restricted Stock

In September 2009, 900,000 shares of restricted common stock were issued at $0.002 per share to the Company’s founders under various restricted stock purchase agreements. The total proceeds were $180 in cash and the transfer of intellectual property rights valued at $3,000. Of these shares, 25% was fully vested immediately and the remainder vest ratably over a 48 month period. The unvested shares are subject to a repurchase option that the Company may choose to exercise if a founder is terminated or no longer serves as a consultant to the Company. As of December 31, 2012 and 2013, 126,000 and zero shares, respectively, are subject to the repurchase option and are included in the reported outstanding common stock.

In March and April 2010, 929,500 shares of restricted common stock were issued at $0.10 per share to certain executive officers and a member of the board of directors under restricted stock purchase agreements. The shares generally vest ratably over a 48 month period. The unvested shares are subject to a repurchase option that the Company may choose to exercise if the holder’s relationship with the Company is terminated for any reason. As of December 31, 2012 and 2013 and March 31, 2014, 285,000, 64,000 and 11,000 shares, respectively, are subject to the repurchase option and are included in the reported outstanding common stock.

The number of unvested shares subject to the Company’s repurchase option (in thousands, except per share amounts):

	Number of Restricted Shares	Weighted-Average Fair Value Per Share
Unvested shares at December 31, 2010	1,329	$0.06
Shares vested	(526)	$0.08

Unvested shares at December 31, 2011	803	$0.06
Shares vested	(392)	$0.06

Unvested at December 31, 2012	411	$0.06
Shares vested	(347)	$0.06

Unvested at December 31, 2013	64	$0.10
Shares vested (unaudited)	(53)	$0.10

Unvested at March 31, 2014 (unaudited)	11	$0.10

Certain options granted under the 2009 Equity Incentive Plan (the “2009 Plan”) are fully exercisable on and after the date of grant. Any unvested shares which the optionee has purchased and holds in the event of termination of the optionee’s employment with or without cause are subject to the Company’s right to repurchase. As of December 31, 2012 and December 31, 2013 and March 31, 2014, 55,000, 31,000 and 27,000 shares, respectively, that are subject to the repurchase option are included in the reported outstanding common stock.

The Company has recorded a liability for the repurchase of restricted common stock of $124,000, $95,000 and $75,000 as of December 31, 2012 and 2013 and March 31, 2014, respectively.

Common Stock Warrants

In December 2013, the Company issued warrants in connection with a loan and security agreement with a financial institution for the purchase of 46,296 shares of the Company’s common stock with an exercise price of $8.64 per share. Warrants for the purchase of 15,432 shares of common stock are immediately exercisable. In addition, warrants for the purchase of up to 30,864 shares of common stock may become exercisable upon additional term loan advances, if any. These warrants were outstanding as of December 31, 2013 and March 31, 2014 and expire in December 2023.

Shares Reserved for Future Issuance

As of December 31, 2013 and March 31, 2014, the Company had reserved shares of common stock, on an as-converted basis, for future issuance as follows (in thousands):

	December 31, 2013	March 31, 2014
		(unaudited)
Convertible preferred stock Series A	1,838	1,838
Convertible preferred stock Series B	5,378	5,378
Convertible preferred stock Series C	4,363	4,363
Convertible preferred stock warrants	50	50
Common stock warrant	46	46
Stock options outstanding under 2009 Equity Incentive Plan	1,972	2,249
Shares available for future grant	4	19

Total	13,651	13,943

9. Stock-Based Awards

Equity Incentive Plan

On December 1, 2009, the Company adopted the 2009 Plan for employees, consultants and directors. The 2009 Plan provides for the grant of incentive and nonstatutory stock options and restricted stock grants. A total of 3,134,430 shares were reserved for issuance under the 2009 Plan at December 31, 2013, of which 3,787 shares are available for future grant. A total of 3,450,392 shares were reserved for issuance under the 2009 Equity Incentive Plan as of March 31, 2014, of which 19,027 shares are available for future grant. The 2009 Plan will terminate ten years after inception, unless terminated sooner by the board of directors.

A summary of stock option activity under the 2009 Plan is as follows (in thousands, except per share and contractual term amounts):

	Options Outstanding
	Number of Shares Underlying Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding — December 31, 2010	625	$0.28	9.60
Options granted	689	0.62
Options exercised	(73)	0.38
Options canceled	(24)	0.32

Outstanding — December 31, 2011	1,217	0.46	9.08	$3,726
Options granted	511	3.74
Options exercised	(111)	1.22
Options canceled	(45)	3.14

Outstanding — December 31, 2012	1,572	1.40	8.44	$9,750
Options granted	449	8.28
Options exercised	(40)	0.98
Options canceled	(8)	4.14

Outstanding — December 31, 2013	1,973	2.96	7.91	$18,506

Options granted (unaudited)	320	12.34
Options exercised (unaudited)	(24)	0.61
Options canceled (unaudited)	(20)	5.04

Outstanding — March 31, 2014 (unaudited)	2,249	$4.30	7.95	$18,081

Vested and exercisable — December 31, 2013	1,009	$1.34	7.32	$11,102

Vested and expected to vest — December 31, 2013	1,903	$2.86	7.88	$18,053

Vested and exercisable — March 31, 2014 (unaudited)	1,117	$1.56	7.09	$12,055

Vested and expected to vest — March 31, 2014 (unaudited)	2,168	$4.14	7.90	$17,786

The aggregate intrinsic values of options outstanding, vested and exercisable and vested and expected to vest were calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock as determined by the Company’s board of directors as of December 31, 2013. For the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2014, the total intrinsic value of options exercised was $24,000, $741,000, $282,000 and $286,000, respectively.

The weighted average grant date fair value of options granted during the years ended December 31, 2011, 2012, 2013 and March 31, 2014 was $0.42, $2.46, $5.28 and $7.14, respectively. The total estimated fair value of options vested during the years ended December 31, 2011, 2012, 2013 and March 31, 2014 was $40,000, $257,000, $659,000 and $266,000, respectively.

Offer to Purchase

In December 2012, two of the Company’s existing investors made an offer to purchase up to 10% of the vested common stock of all employees and executive officers at a price of $12.08 per share. While the Company was not a party to the transaction, from an accounting perspective, the transaction is deemed a compensatory arrangement. A total of 216,569 shares were tendered by employees and executive officers, which resulted in a capital contribution and stock-based compensation expense of $633,000 during the year ended December 31, 2012.

Stock-Based Compensation

Total stock-based compensation recognized was as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012(1)	2013	2013	2014
				(Unaudited)
Cost of revenue	$—	$124	$89	$8	$21
Research and development	70	338	258	51	89
Selling, general and administrative	31	499	427	65	316

Total stock-based compensation	$101	$961	$774	$124	$426

(1)	Includes $633,000 in stock-based compensation related to the offer to purchase discussed above.

As of December 31, 2013, the total unrecognized compensation expense related to unvested options, net of estimated forfeitures, was $2.6 million, which the Company expects to recognize over an estimated weighted-average period of 2.5 years.

As of March 31, 2014, the total unrecognized compensation expense related to unvested options, net of estimated forfeitures, was $4.7 million, which the Company expects to recognize over an estimated weighted-average period of 2.6 years.

The fair value of stock option awards to employees was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(Unaudited)
Expected term (in years)	6.08	6.08	6.08	6.08	6.08
Expected volatility	72%	75%	70%	70%	69%
Risk free interest rate	1.61 to 2.99%	0.95 to 1.67%	1.32 to 2.22%	1.32%	2.27%
Expected dividend rate	—%	—%	—%	—%	—%

Expected Term. The expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method based on the average of the time-to-vesting and the contractual life of the options.

Expected Volatility. The volatility is derived from the historical stock volatilities of comparable publicly listed peers over a period approximately equal to the expected term of the awards because the Company has limited information on the volatility of its common stock since the Company has no trading history.

Risk Free Interest Rate. The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities equal to the option’s expected term.

Expected Dividend Rate. The expected dividend was assumed to be zero as the Company has not paid and does not anticipate paying dividends.

The Company recognized expense of $30,000, $53,000 and $101,000 for stock awards to non-employees for the years ended December 31, 2011, 2012 and 2013, respectively. For the three months ended March 31, 2013 and 2014, the Company recognized expense of $20,000 and $22,000, respectively, for stock awards to non-employees.

Stock-based compensation related to stock options granted to non-employees is recognized as the stock options are earned. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option-pricing model with the following assumptions as of December 31, 2013: expected life is equal to the remaining contractual term of the award as of the measurement date ranging from 6 years to 10 years; risk free rate is 1.61% to 2.29%; expected dividend yield of 0%; and volatility of 70%.

In the three months ended March 31, 2014, the Company issued options for the purchase of 71,000 shares of common stock to an officer of the Company at an exercise price of $12.34 per share. These options vest upon the Company’s common stock price meeting or exceeding a specific per share amount based on 90 day volume weighted average share price of $30.40 per share. In event of merger, acquisition, or sale or exclusive license to all or substantially all of Company’s assets in which the proceeds to the stockholders exceed $30.40 per share, the options shall vest in full, otherwise a pro rata number of shares shall vest based on the proceeds to the stockholders. The grant date value of this award was estimated to be $302,000 using the Monte-Carlo simulation model and the expense will be recognized on a straight-line basis over the derived service period of 1.8 years.

10. Income Taxes

The Company did not record a provision or benefit for income taxes during the years ended December 31, 2012 and 2013 or the three months ended March 31, 2014. The Company has incurred net operating losses since inception and expects to incur losses for the year ended December 31, 2014. The Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred income tax assets at December 31, 2012 and 2013 are shown below (in thousands):

	December 31,
	2012	2013
Deferred tax assets:
Net operating loss carryforwards	$15,951	$16,628
Research and development tax credit carryforwards	643	1,586
Other tax credits	18	18
Accruals and reserves	235	422

Total deferred tax assets before valuation allowance	16,847	18,654
Less: valuation allowance	(15,543)	(17,279)

Total deferred tax assets	1,304	1,375
Deferred tax liabilities:
Property and equipment	(1,304)	(1,375)

Total deferred tax liabilities	(1,304)	(1,375)

Net deferred tax assets	$—	$—

A valuation allowance is recorded to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The net valuation allowance increased by $8.5 million and $1.7 million during the years ended December 31, 2012 and 2013, respectively.

The provision for income taxes reconciles to the amount computed by applying the federal statutory rate to income before taxes as follows (in thousands):

	Year Ended December 31,
	2011	2012	2013
U.S. federal taxes at statutory tax rate	$(4,200)	$(7,390)	$(820)
Stock-based compensation	24	221	181
Tax credits	(192)	—	(310)
Deferred tax trueup	—	—	(206)
Other	2	16	1
Valuation allowance	4,366	7,153	1,154

Provision for income taxes	$—	$—	$—

As of December 31, 2013, the Company had federal and state net operating loss carryforwards of approximately $42.5 million and $39.7 million, respectively. The federal and state net operating loss carryforwards will expire beginning in 2028 if not utilized. Additionally, the Company has federal research and development credits of approximately $1.0 million and California research and development, enterprise zone and new job credits of approximately $1.5 million as of December 31, 2013. The federal research and development credits will begin to expire in 2029, the California research credits have no expiration date and the enterprise zone credits will expire in 2022.

Utilization of the net operating losses and research and development credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state and foreign provisions. These ownership changes may limit the amount of net operating losses and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders. The Company has completed several financings since its inception which may have resulted in an ownership change as defined by Sections 382 and 383 of the Internal Revenue Code, or could result in an ownership change in the future.

The American Taxpayer Relief Act of 2012 was enacted on January 2, 2013. Included within this legislation was an extension of the research and development credit which had previously expired on December 31, 2011. This legislation retroactively reinstates and extends the credit from the previous expiration date to December 31, 2013. As the legislation was not enacted until after the close of the year ended December 31, 2012, the income tax impact of the retroactive reinstatement and extension was recognized in 2013. If the tax impact of the research and development credit had been recognized, the Company would not have had any federal income tax benefit, because the deferred tax assets are offset by a valuation allowance.

Uncertain Income Tax Positions

The Company adopted the guidance on accounting for uncertainty in income taxes, which requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements.

As of December 31, 2013, the unrecognized tax benefit was $525,000 all of which would result in corresponding adjustments to valuation allowance if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows (in thousands):

	December 31,
	2012	2013
Gross unrecognized tax benefit — beginning balance	$202	$259
Increases related to tax positions from prior years	57	266

Gross unrecognized tax benefit — ending balance	$259	$525

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2012 and 2013, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations.

The Company is subject to taxation in the United States and state jurisdictions. The Company’s tax years since inception are subject to examination by the United States and state authorities due to the carry forward of unutilized net operating losses and research and development credits.

11. Net Income (Loss) and Pro Forma Net Income (Loss) per Common Share

The following table sets for the computation of the Company’s basic and diluted net loss per share attributable to common stockholders during the years ended December 31, 2011, 2012 and 2013, and three months ended March 31, 2013 and 2014 (in thousands, except per share data):

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(Unaudited)
Net income (loss)	$(12,339)	$(21,865)	$(2,414)	$(2,509)	$1,071
Non-cumulative dividends on convertible preferred stock	—	—	—	—	(1,071)

Net loss attributable to common stockholders, basic and diluted	$(12,339)	$(21,865)	$(2,414)	$(2,509)	$—
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	854	1,333	1,835	1,707	2,090

Net loss per share attributable to common stockholders, basic and diluted	$(14.44)	$(16.40)	$(1.32)	$(1.47)	$—

The following outstanding shares of common stock equivalents were excluded from the computation of the diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(Unaudited)
Convertible preferred stock	11,579	11,579	11,579	11,579	11,579
Stock options to purchase common stock	1,218	1,573	1,973	1,593	2,249
Warrants	50	50	97	50	97
Common stock subject to repurchase	843	466	95	360	38

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net income (loss) per share attributable to common stockholders after giving effect to the conversion of preferred stock using the as-if converted method into common stock as though the conversion had occurred at the beginning of the year ended December 31, 2013 and three months ended March 31, 2014 (in thousands, except per share data):

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
	(Unaudited)
Net income (loss) used in computing pro forma net income (loss) per share, basic and diluted	$(2,414)	$1,071

Weighted average shares used in computing net income (loss) per share attributable to common stockholders, basic and diluted	1,835	2,090
Pro forma adjustments to reflect assumed conversion of convertible preferred stock	11,579	11,579

Weighted average shares used in computing pro forma net income (loss) per share attributable to common stockholders, basic	13,415	13,669
Weighted average effect of dilutive securities:
Common stock subject to repurchase	—	38
Stock options	—	2,200
Warrants	—	53

Weighted average shares used in computing pro forma net income (loss) per share attributable to common stockholders, diluted	13,415	15,960

Pro forma net income (loss) per share attributable to common stockholders:
Basic	$(0.18)	$0.08

Diluted	$(0.18)	$0.07

12. Related Party Transaction

An officer of the Company is the founder and a partner of Convergent Law Group LLP. In the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2014, the Company paid Convergent Law Group LLP $61,000, $272,000, $603,000 and $128,000, respectively, for legal services. As of December 31, 2012, December 31, 2013 and March 31, 2014 the Company had an outstanding liability to Convergent Law Group LLP of $41,000, $128,000 and $100,000, respectively.

13. Subsequent Events

Subsequent Events (audited)

In preparing the financial statements as of December 31, 2013 and for the year then ended, the Company has evaluated subsequent events for recognition and measurement purposes through February 28, 2014, the date the independent auditors’ report was originally issued and the audited annual financial statements were available for issuance.

On January 23, 2014, the Company’s board of directors approved an increase in the number of shares of common stock that are authorized for issuance under the 2009 Plan by 315,963 from 3,134,430 to 3,450,393. In addition, on the same date, the Company’s board of directors granted 319,750 options to employees and a nonemployee to purchase common stock with an exercise price of $12.34 per share.

Subsequent Events (unaudited)

In preparing the interim condensed financial statements as of March 31, 2014 and for the three months then ended, the Company has evaluated subsequent events for recognition and measurement purposes through April 16, 2014, the date the unaudited interim financial statements were available for issuance.

26

3,500,000 Shares

Common Stock

Prospectus

J.P. Morgan	Citigroup

Leerink Partners	William Blair

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

Amount to be Paid
SEC registration fee	$8,814
FINRA filing fee	10,850
NASDAQ Global Market listing fee	150,000
Printing and engraving	250,000
Legal fees and expenses	1,200,000
Accounting fees and expenses	1,000,000
Transfer agent and registrar fees	20,000
Miscellaneous fees and expenses	360,336

Total	$3,000,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect upon the closing of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Ariosa, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Ariosa. At present, there is no pending litigation or proceeding involving a director or officer of Ariosa regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since January 1, 2011:

(1)	From January 1, 2011 to March 31, 2014, we granted stock options to purchase an aggregate of 1,967,500 shares of common stock at exercise prices ranging from $0.58 to $12.34 per share to a total of 172 employees, consultants and directors under our 2009 Equity Incentive Plan. Of these options, 247,467 shares have been exercised for cash consideration in the aggregate amount of $215,841.75, options to purchase 92,477 shares have been cancelled without being exercised and options to purchase 1,627,556 shares remain outstanding;

(2)	On November 30, 2011, we issued 4,321,453 shares of our Series C preferred stock, par value $0.001, to accredited investors at a price per share of $12.08 for an aggregate purchase price of $52,203,158.28; and

(3)	On December 13, 2011, we issued 41,098 shares of our Series C preferred stock, par value $0.001, to accredited investors at a price per share of $12.08 for an aggregate purchase price of $496,469.88.

The offers, sales and issuances of the securities described in paragraph (1) above were deemed to be exempt from registration under the Securities Act under Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701.

The offers, sales, and issuances of the securities described in paragraphs (2) and (3) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedule

(a) Exhibits.

See Exhibit Index immediately following the signature page.

(b)	Financial statement schedules.

All schedules have been omitted because they are not required or are not applicable.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(4)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California on the 24th day of April, 2014.

ARIOSA DIAGNOSTICS, INC.

By:	/s/ Kenneth Song
Kenneth Song, M.D.
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth Song and Daniel Puckett, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in their name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Kenneth Song Kenneth Song, M.D.	Chief Executive Officer and Director (Principal Executive Officer)	April 24, 2014

/s/ Daniel Puckett Daniel Puckett	Chief Financial Officer (Principal Financial and Accounting Officer)	April 24, 2014

* John Stuelpnagel, D.V.M	Chairman of the Board	April 24, 2014

/s/ Kathryn E. Falberg Kathryn E. Falberg	Director	April 24, 2014

* Kim Kamdar, Ph.D.	Director	April 24, 2014

Signature	Title	Date

* Michael Aicher	Director	April 24, 2014

* Bryan E. Roberts, Ph.D.	Director	April 24, 2014

* William D. Young	Director	April 24, 2014

*By:	/s/ Kenneth Song Kenneth Song, M.D. Attorney-in-Fact	April 24, 2014

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1	Form of underwriting agreement.

3.1#	Amended and Restated Certificate of Incorporation of Ariosa Diagnostics, Inc., as presently in effect.

3.2#	Amended and Restated Bylaws of Ariosa Diagnostics, Inc., as presently in effect.

3.3#	Form of Amended and Restated Certificate of Incorporation of Ariosa Diagnostics, Inc., to be in effect upon the closing of this offering.

3.4#	Form of Amended and Restated Bylaws of Ariosa Diagnostics, Inc., to be in effect upon the closing of this offering.

4.1#	Form of common stock certificate.

5.1	Opinion of Cooley LLP.

10.1#	Amended and Restated Investor Rights Agreement, dated November 30, 2011.

10.2+#	2009 Equity Incentive Plan, as amended.

10.3+#	Forms of option agreement and option grant notice for 2009 Equity Incentive Plan.

10.4+#	2014 Equity Incentive Plan.

10.5+#	Forms of option agreement and option grant notice for 2014 Equity Incentive Plan.

10.6+#	2014 Employee Stock Purchase Plan.

10.7#	Form of restricted stock purchase agreement for executive officers.

10.8#	Form of restricted stock purchase agreement for directors.

10.9	Form of restricted stock award for directors.

10.10+#	Form of Indemnity Agreement, by and between Ariosa Diagnostics, Inc. and each of its directors and executive officers.

10.11#	Amended and Restated Loan and Security Agreement, by and between Ariosa Diagnostics, Inc. and Silicon Valley Bank, dated December 20, 2013.

10.12#	Warrant to Purchase Stock, by and between the Ariosa Diagnostics, Inc. and Silicon Valley Bank, dated March 4, 2011.

10.13#	Warrant to Purchase Stock, by and between Ariosa Diagnostics, Inc. and Silicon Valley Bank, dated December 20, 2013.

10.14#	Warrant to Purchase Stock, by and between Ariosa Diagnostics, Inc. and WestRiver Mezzanine Loans LLC, dated December 20, 2013.

10.15†	Collaboration Agreement, by and between the Ariosa Diagnostics, Inc. and Laboratory Corporation of America Holdings, dated May 1, 2012.

10.16†#	Amendment No. 1 to the Collaboration Agreement by and between Ariosa Diagnostics, Inc. and Laboratory Corporation of America Holdings, dated January 17, 2014.

10.7†#	Amendment No. 2 to the Collaboration Agreement by and between Ariosa Diagnostics, Inc. and Laboratory Corporation of America Holdings, dated March 25, 2014.

10.18†#	Amendment No. 3 to the Collaboration Agreement by and between Ariosa Diagnostics, Inc. and Laboratory Corporation of America Holdings, dated April 4, 2014.

10.19†#	Sale and Supply Agreement, by and between Ariosa Diagnostics, Inc. and Illumina, Inc., dated December 22, 2011.

10.20†#	First Amendment to Sales and Supply Agreement, by and between Ariosa Diagnostics, Inc. and Illumina, Inc., dated November 16, 2012.

10.21#	Lease, by and between Ariosa Diagnostics, Inc. and Mission West Properties, L.P., dated June 10, 2011.

Exhibit Number	Exhibit Title

10.22#	First Amendment to Lease, by and between Ariosa Diagnostics, Inc. and Mission West Properties, L.P., dated December 5, 2011.

10.23#	Revised First Amendment to Lease, by and between Ariosa Diagnostics, Inc. and Mission West Properties, L.P., dated April 12, 2012.

10.24#	Second Amendment to Lease, by and between Ariosa Diagnostics, Inc. and Mission West Properties, L.P., dated September 20, 2012.

23.1	Consent of independent registered public accounting firm.

23.2	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of attorney (see also page II-6 to the original filing of this registration statement on Form S-1).

#	Previously filed.
+	Indicates a management contract or compensatory plan.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately to the U.S. Securities and Exchange Commission.